 As filed with the Securities and Exchange Commission on February 10, 1999
                                                      Registration No. 333-70919

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDMENT NO. 3

                                       TO
                                    FORM S-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                                --------------
                           MICROSTRATEGY INCORPORATED
             (Exact name of Registrant as specified in its charter)

            Delaware                              7372                            51-0323571
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
 incorporation or organization)       Classification Code Number)             Identification No.)

                           8000 Towers Crescent Drive
                             Vienna, Virginia 22182
                                 (703) 848-8600
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                --------------
                             Mr. Michael J. Saylor
                     President and Chief Executive Officer
                           8000 Towers Crescent Drive
                             Vienna, Virginia 22182
                                 (703) 848-8600
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                --------------
                                   Copies to:

             John D. Watson, Esq.                David C. Chapin, Esq.
            John B. Scanlon, Esq.             Christopher J. Austin, Esq.
               Latham & Watkins                      Ropes & Gray
  1001 Pennsylvania Avenue, N.W., Suite 1300    One International Place
             Washington, DC 20004                  Boston, MA 02110
                (202) 637-2200                      (617) 951-7000

     Approximate date of commencement of the proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 Title of Each Class of                     Proposed Maximum   Proposed Maximum
       Securities           Amount to Be        Offering      Aggregate Offering      Amount of
    to be Registered       Registered(1)   Price Per Share(2)      Price(2)      Registration Fee(3)
----------------------------------------------------------------------------------------------------
Class A Common Stock,
 $.001 par value........     2,300,000           $27.00          $62,100,000           $17,264

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Includes 300,000 shares of Class A Common Stock that may be sold pursuant to the underwriters' over-allotment options.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

(3) A filing fee of $39,324 was paid on January 21, 1999.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

                             2,000,000 Shares
                      [LOGO OF MICROSTRATEGY APPEARS HERE]
                              Class A Common Stock

                               -----------------

      We are offering and selling 1,585,000 shares of our Class A Common Stock with this prospectus. Certain of our stockholders are offering and selling 415,000 shares of our Class A Common Stock with this prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholders. Our Class A Common Stock is traded on the Nasdaq National Market under the symbol "MSTR." On February 9, 1999, the last reported sales price for our Class A Common Stock on the Nasdaq National Market was $27 1/16 per share.

      We have two classes of common stock: Class A Common Stock and Class B Common Stock. Holders of our Class A Common Stock generally have the same rights as holders of our Class B Common Stock, except that holders of Class A Common Stock have one vote per share while holders of Class B Common Stock have ten votes per share. Following this offering, beneficial owners of our Class B Common Stock will own 30,167,614 shares of Class B Common Stock, or 97.7% of the combined voting power of our common stock. Our employees beneficially own almost all of the outstanding shares of our Class B Common Stock.

      Investing in our Class A Common Stock involves risks which are described in the "Risk Factors" section beginning on page 6 of this prospectus.

                               -----------------

                                                     Per Share    Total
                                                     ---------    -----
     Public Offering Price.........................   $27.00   $54,000,000
     Underwriting Discount.........................    $1.35    $2,700,000
     Proceeds, before expenses, to MicroStrategy...   $25.65   $40,655,250
     Proceeds to selling stockholders..............   $25.65   $10,644,750

      The underwriters may also purchase up to an additional 300,000 shares from one of our existing stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The shares of Class A Common Stock will be ready for delivery in New York, New York on or about February 16, 1999.

                               -----------------

Merrill Lynch & Co.

             Hambrecht & Quist

                                          Friedman, Billings, Ramsey & Co., Inc.

                               -----------------

             The date of this prospectus is February 10, 1999.

MIRCROSTRATEGY'S PRODUCTS

  Windows Off-the-Shelf            Custom Applications                World Wide Web             Consumer Devices
       Reports                    Vertical Applications                  HTML                      Pager & Phone
Executive Information Sys.            Statistics                         Java                        Fax & Printer
    SpreadSheets                      Data Mining                       ActiveX                       E-mail & Web
     DSS Agent                     DSS Objects                          DSS Web                   DSS Broadcaster
                                          DSS Server
     DSS Architect                 Query Engine                               DSS Administrator
                                   RDBMS Drivers Optimized for VLDB
  Oracle           Sybase          Informix          DB2          Teradata          Tandem          SQL
                                                                                                    Server


DSS Agent is an object-based DSS application development environment as well as a power user discovery tool. Users can create sophisticated metrics, reports, alerts, and intelligent agents without programming. DSS Agent reports can also be embedded into easy-to-navigate graphical executive information systems. Spreadsheet users can build custom VBA applications integrating the best features of both products and maintaining their familiar user interface.

DSS Objects allows serious application developers to integrate DSS Agent objects into their own custom applications, substituting proprietary algorithms & interfaces, yet leveraging MicroStrategy's Toolset for DSS. Data mining, statistical analysis, and closed-loop vertical applications are all supported via this interface.

DSS Web allows DSS Agent reports to be deployed to their clients over the web, while taking advantage of the features of DSS Server, DSS Architect, &
DSS Administrator. Applications run unchanged, simultaneously in Client/Server & Web mode. Users can drill-down, surf the database, and build new reports via Web browsers. These applications can be customized using dynamic HTML, Java, and/or ActiveX. Thus, developers get the benefits of an off-the-shelf feature set, along with flexibility to tailor their application to the needs of a particular user group.

DSS Broadcaster, the industry's first information broadcast server, is designed to enable automated and personalized distribution of business analysis-based messages via E-mail, Fax, Pager, and Mobile Phone. It is designed to support, publish & subscribe via the Web, and enables the creation of DSS solutions integrating both active and passive reporting components.

DSS Server provides 3 Tier DSS services to all of our interfaces, including load balancing, triage, caching, scheduling, data mart management, and asynchronous query execution.

DSS Architect allows Data Warehouse designers to map the relational database to an end-user friendly, multi-dimensional view. It then automatically generates the metadata necessary to maintain and optimize the DW tables.

DSS Administrator automatically monitors usage of all deployed DSS applications at the lowest level of detail. It also supports centralized maintenance & application management, providing the tuning, deployment, and administrative capabilities necessary to implement decision support services on a broad scale.

The Query Engine contains the intelligence necessary to convert an end-user question into the high-fidelity, high-performance relational & vector execution plans. The Query Engine supports cubic, star, and relational query types, allowing the full range of analysis against the world's largest transaction level databases, many containing terabytes of detail and thousands of attributes.

High Performance Drivers optimize Query Engine output for a given relational database and database schema. These drivers translate our logical query plan into SQL syntax that is optimized for the target database platform and reflect the DSS tuning insight that we have developed through hundreds of man-years of experience building and maintaining data warehouse applications for the largest companies in the world.


                     [LOGO OF MICROSTRATEGY APPEARS HERE]

MicroStrategy's Vision: Any Question, Any Time, Anywhere


IMAGINE: You made $3,750 in the stock market today. Twenty minutes after the market closed, this information was broadcast from your broker to your Pager.

Someone is trying to complete an electronic funds transfer of $56,000 from your domestic bank to a numbered Swiss account. Since this is unprecedented and potentially fraudulent, a notification has been forwarded to your Two-way Pager, along with a request for permission.

A detailed breakdown of every check either clearing or deposited to your account will be sitting on your Fax machine at the end of the day.

Your Voicemail has 8 messages: one from your wife, five from co-workers, and two from your credit card provider's computer. Concert tickets are about to go on sale for your favorite musician, and its database has placed two seats on hold for 48 hours. Do you want them? By the way, someone is gambling on your credit line in Vegas...a digital sentinel thought that you might like to know.

At work, your Printer has a 25 page report detailing all significant customer transactions in your territory year-to-date.

Every month, you receive a credit report from your bank via surface Mail. It details the current financial status of every one of your customers & suppliers and provides interesting business analytics by weighting their financial statistics with transactions from your check log. Your average customer grew 24% this year.

A performance summary for each salesperson reporting to you appears on your Personal Digital Assistant, updated every four hours. Backup information is available on demand.

Your customer sends inventory replenishment requests and purchase order codes directly to your Mobile Phone, taking advantage of the digital messaging capabilities of the new PCS units. In the event of a stock-out situation, you will know within minutes. When things are running smoothly, your phone remains silent.

Your Email inbox has your factory's weekly flash report, summarizing latest production, demand, inventory forecast, and quality observations. This message contains a URL link launching your Web Browser, allowing you to drill-down through the data in order to isolate problems and identify opportunities.

At the end of each week, you launch a Windows Program that serves as your analytical window into your business --- surfing the database, filtering out anomalies, comparing performance across time periods and business units, and plotting future strategy.

When budgeting time arrives, a Spreadsheet model is automatically populated with last year's performance statistics. You tweak some growth & cost parameters and back it goes to the CFO.

You are the modern cyber-warrior. Facts find you when it is mission-critical for you to be informed - answers to any question, any time, anywhere. You have no blind spots. Arthur C. Clarke once said "Any sufficiently advanced technology is indistinguishable from magic." To a 1980's business person, brought forward to your era, you would appear telepathic and omniscient.

In your world, information flows like water


[LOGO OF MICROSTRATEGY(R) APPEARS HERE]

      [GRAPHIC ART OF MICRO COMPUTER HARDWARE AND SOFTWARE APPEARS HERE]


                           Pager       Two-Way Pager


          Spreadsheet               Pager                      Fax

Windows Program      LAN           Relational     Telephone           Voice Mail
                                    Databases

                                   Publishing
                                    Insurance
                                  Credit Cards
                                     Retail
                                   Government
                                 Pharmaceutical
                               Telecommunications
                                     Banking

Web Browser        Internet                         Print               Printer

             Email                  Cellular                    Mail


                           Mobile Phone    Personal Digital
                                              Assistant


The applications described above represent MicroStrategy's vision for future DSS applications. Not all of these applications are currently commercially available and some of these applications may not become commercially available in the future.

Information Like Water(TM)

                               TABLE OF CONTENTS

                                                                          Page
Summary..................................................................   2
Risk Factors.............................................................   6
Use of Proceeds..........................................................  17
Price Range of Class A Common Stock......................................  17
Dividend Policy..........................................................  17
Capitalization...........................................................  18
Selected Consolidated Financial Data.....................................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business.................................................................  29
Management...............................................................  52
Certain Transactions.....................................................  60
Principal and Selling Stockholders.......................................  62
Description of Capital Stock.............................................  65
Shares Eligible for Future Sale..........................................  67
Underwriting.............................................................  69
Legal Matters............................................................  71
Experts..................................................................  71
Where You Can Find More Information......................................  72
Index to Consolidated Financial Statements............................... F-1
Glossary of Terms........................................................ G-1
Supplemental Consolidated Financial Data................................. S-1

                               -----------------

                           FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:

     . our limited operating history and the uncertainty of our future results;

     .  fluctuations in our quarterly operating results;

     . delays or losses of sales due to long sales and implementation cycles for our products;

     . the possibility of lower prices, reduced gross margins and loss of market share due to increased competition; and

     .  increased demands on our resources due to continued growth.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this prospectus might not occur.

                               -----------------
      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                               -----------------

      "MicroStrategy" and "Quick Strike" are registered trademarks of MicroStrategy Incorporated ("MicroStrategy" or the "Company"). "DSS Server," "DSS Agent," "DSS Web," "DSS Objects," "DSS Architect," "DSS Administrator," "DSS Executive," "DSS Office," "DSS Broadcaster," "DSS Broadcaster Server," "DSS StockMarket," "DSS Subscriber," "DSS Telecaster," "Query Tone," "Information Like Water," "Changing The Way Government Looks At Information," "QuickPilot" and "Telepath" are trademarks or service marks of MicroStrategy. This prospectus also contains trademarks and registered trademarks of companies other than MicroStrategy.

                                    SUMMARY

      This summary may not contain all of the information that may be important to you. You should read the entire prospectus, including the financial data and related notes, before making an investment decision. Unless we otherwise indicate, all information in this prospectus assumes no exercise of the over-allotment option to purchase additional shares of Class A Common Stock granted to the underwriters. A glossary of frequently-used technical terms begins on page G-1 of this prospectus.

                                    Overview

      MicroStrategy is a leading worldwide provider of enterprise decision support system, or DSS, software applications and related services. DSS Suite provides Global 2000 enterprise and other user communities with timely answers to mission-critical questions. It enables users to query and analyze the most detailed, transaction-level databases, turning data into business intelligence. In addition to supporting enterprise users, our products extend DSS applications beyond corporate boundaries to customers, partners and supply chain constituencies. DSS Suite is deployed across a broad range of pull and push technology such as the Internet, e-mail, telephones, pagers and other wireless communications devices. Our DSS Suite also provides the technology foundation for the deployment of personalized, consumer-focused e-commerce applications.

      The growth of DSS applications has been driven by the demand for enhanced competitive business intelligence, improvements in transactional data capture and increases in the performance-to-price ratio of computers. In addition, the Internet has dramatically expanded the demand for information by allowing users worldwide to cost-effectively access and receive information. As a result, companies can turn electronic information into e-commerce opportunities. The overall market for DSS applications is projected to grow substantially. Forrester Research predicts that the decision support market will grow from $1.6 billion in 1998 to $3.6 billion by 2001. In addition, International Data Corporation projects that the market for Internet-related DSS applications will grow from $970 million in 1998 to $2.3 billion by 2001.

      DSS Suite includes DSS Server, DSS Web, DSS Broadcaster, DSS Agent, DSS Architect and DSS Administrator. It addresses the needs of the entire user community, from end users to the managers of the information technology infrastructure. DSS Suite provides the decision support infrastructure and products used to implement corporate, business-to-business, and business-to-consumer information solutions. We also offer comprehensive consulting, training and support services for our customers and partners.

      MicroStrategy's objective is to become the world's leading provider of DSS products. We believe that the future of DSS is "Query Tone." Query Tone will provide users with the ability to ask any question, at any time, anywhere. Just as the dial tone makes telecommunications services universally available, we believe that Query Tone will make information a ubiquitous utility. We intend to establish our DSS platform as the standard enabling technology for Query Tone.

      We have over 690 customers. They use our decision support platform to perform activities such as:

     .  one-to-one customer marketing and profitability analysis;

     .  financial analysis and risk profiling;

     .  customer acquisition, retention, and churn analysis; and

     .  merchandising and inventory analysis.

Our customers include Nielsen Media Research, Bank of America, Glaxo Wellcome, General Motors, Hallmark, Kmart, MCI WorldCom, Merck/Medco, The SABRE Group, USAA and Nissan.

      We market our software and services primarily through our direct sales force with offices located in major cities throughout the U.S. and Europe. We have also entered into relationships with more than 150 system integration, application development and platform partners, including Acxiom, Andersen Consulting, IBM, Retek Systems, NCR and Oracle.

      Our President, CEO and Chairman, Michael J. Saylor, founded MicroStrategy in 1989. We have over 900 employees. We are incorporated in Delaware, and our worldwide headquarters are located at 8000 Towers Crescent Drive, Vienna, Virginia 22182. Our telephone number is (703) 848-8600, and our website is www.strategy.com. The information on our website is not part of this prospectus.

                              Recent Developments

      Our results of operations for the three months ended December 31, 1997 (unaudited) and 1998 (unaudited) and for the years ended December 31, 1997 and 1998 (unaudited) are summarized below. For more complete information on our financial condition at December 31, 1997 and 1998 (unaudited) and our results of operations for the three months ended December 31, 1997 (unaudited) and 1998 (unaudited) and for the years ended December 31, 1997 and 1998 (unaudited), see "Supplemental Consolidated Financial Data."

                     (in thousands, except per share data)

                                       Three Months Ended      Year Ended
                                          December 31,        December 31,
                                       ------------------- -------------------
                                         1997      1998    1997(1)   1998(1)
                                       --------- --------- ------- -----------
                                           (unaudited)             (unaudited)
Consolidated Statements of Operations
 Data:
Revenues.............................. $  18,794 $  35,732 $53,557  $106,430
Income from operations................       616     4,193     372     9,326
Net income............................ $     516 $   2,766 $   121  $  6,178
                                       ========= ========= =======  ========
Basic net income per share............ $    0.02 $    0.08 $  0.00  $   0.18
Shares used in computing basic net
income per share......................    29,494    35,633  29,494    33,493
Diluted net income per share.......... $    0.02 $    0.07 $  0.00  $   0.16
Shares used in computing diluted net
 income per share.....................    33,935    40,556  32,362    38,601

--------

(1) Before completing our initial public offering on June 16, 1998, we were an S corporation. As an S corporation, we were not liable for corporate income taxes. On a pro forma basis, if we had been a taxpaying entity, we would have recorded an income tax provision of approximately $489,000 and a net loss of approximately $368,000 for the year ended December 31, 1997, and would have recorded an income tax provision of approximately $3,649,000 and net income of $5,971,000 for the year ended December 31, 1998. Pro forma basic and diluted loss per share would have been $0.01 for the year ended December 31, 1997 and pro forma basic and diluted income per share would have been $0.18 and $0.15, respectively, for the year ended December 31, 1998. See Note 1 to "Notes to Consolidated Financial Statements" for the basis of computing pro forma basic and diluted net income (loss) per share.

                                  The Offering

    Class A Common Stock offered:
      by MicroStrategy............. 1,585,000 shares
      by the selling stockholders..   415,000 shares
      Total offering............... 2,000,000 shares
    Common Stock to be outstanding
    after the offering............. 7,132,110 shares of Class A Common Stock, excluding (1) 6,045,809 shares of Class A
                                    Common Stock issuable upon exercise of
                                    employee and director stock options
                                    outstanding at December 31, 1998 with
                                    exercise prices ranging from $0.50 to
                                    $42.50 per share and with a weighted
                                    average exercise price of $5.46 per share,
                                    (2) 50,000 shares of Class A Common Stock
                                    issuable upon exercise of a warrant granted
                                    to one of our customers with an exercise
                                    price of $23.50 per share, and 30,167,614
                                    shares of Class B Common Stock and (3)
                                    192,744 shares of Class A Common Stock
                                    being issued upon the closing of the
                                    initial offering period of our employee
                                    stock purchase plan. The selling
                                    stockholders will convert 385,500 shares of
                                    Class B Common Stock into an identical
                                    number of shares of Class A Common Stock.
                                    The resulting 385,500 shares of Class A
                                    Common Stock will be offered by the selling
                                    stockholders in the offering.
    Use of Proceeds................ We estimate the net proceeds to us from the sale of Class A Common Stock offered with
                                    this prospectus to be approximately
                                    $40.1 million, after deducting the
                                    underwriting discount and estimated
                                    offering expenses that we will pay. We
                                    intend to use these net proceeds for
                                    working capital and general corporate
                                    purposes, including possible acquisitions
                                    or investments. We will not receive any of
                                    the proceeds from the sale of shares by the
                                    selling stockholders. See "Use of
                                    Proceeds."
    Risk Factors................... Investing in our Class A Common Stock
                                    involves risks which are described in the
                                    "Risk Factors" section beginning on page 6.
    Voting Rights.................. Holders of our Class A Common Stock
                                    generally have the same rights as holders
                                    of our Class B Common Stock, except that
                                    holders of Class A Common Stock have one
                                    vote per share while holders of Class B
                                    Common Stock have ten votes per share.
                                    Holders of Class A Common Stock and Class B
                                    Common Stock generally vote together as a
                                    single class on all matters presented to
                                    the stockholders for their vote or
                                    approval, except as may be required by
                                    Delaware law. Class B Common Stock may be
                                    converted into Class A Common Stock at any
                                    time on a one-for-one basis. The Class A
                                    Common Stock and the Class B Common Stock
                                    are referred to together as the Common
                                    Stock. Following this offering, beneficial
                                    owners of our Class B Common Stock will own
                                    30,167,614 shares of Class B Common Stock,
                                    or 97.7% of the combined voting power of
                                    our Common Stock. See "Description of
                                    Capital Stock."
    Nasdaq National Market Symbol.. "MSTR"

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

                                                                    Nine Months
                                                                       Ended
                                Year Ended December 31,            September 30,
                          --------------------------------------  ----------------
                           1993   1994    1995   1996    1997(1)   1997    1998(1)
                          ------ ------  ------ -------  -------  -------  -------
                                                                    (unaudited)
Consolidated Statements
of Operations Data:
Revenues................  $4,102 $4,980  $9,777 $22,603  $53,557  $34,763  $70,699
Income (loss) from
 operations.............     710     (3)     77  (2,290)     372     (244)   5,140
Net income (loss).......  $  761 $  (61) $   48 $(2,375) $   121  $  (395) $ 3,412
                          ====== ======  ====== =======  =======  =======  =======
Basic net income (loss)
 per share..............  $ 0.03 $ 0.00  $ 0.00 $ (0.08) $  0.00  $ (0.01) $  0.10
Shares used in computing
 basic net income (loss)
 per share..............  24,640 27,988  28,897  29,494   29,494   29,501   32,771
Diluted net income
 (loss) per share.......  $ 0.03 $ 0.00  $ 0.00 $ (0.08) $  0.00  $ (0.01) $  0.09
Shares used in computing
 diluted net income
 (loss) per share.......  24,640 27,988  28,897  29,494   32,362   29,501   37,397

                                                              As of September
                                                                  30, 1998
                                                             ------------------
                                                                         As
                                                             Actual  Adjusted(2)
                                                             ------- ----------
Consolidated Balance Sheet Data:
Cash and cash equivalents................................... $29,868  $69,923
Working capital.............................................  29,759   69,814
Total assets................................................  76,563  116,618
Total stockholders' equity..................................  43,409   83,464

--------

(1) Before completing our initial public offering on June 16, 1998, we were an S corporation. As an S corporation, we were not liable for corporate income taxes. On a pro forma basis, if we had been a taxpaying entity, we would have recorded an income tax provision of approximately $489,000 and a net loss of approximately $368,000 for the year ended December 31, 1997, and would have recorded an income tax provision of approximately $1,965,000 and net income of $3,205,000 for the nine months ended September 30, 1998. Pro forma basic and diluted loss per share would have been $0.01 for the year ended December 31, 1997 and pro forma basic and diluted income per share would have been $0.10 and $0.08, respectively, for the nine months ended September 30, 1998. See Note 1 to "Notes to Consolidated Financial Statements" for the basis of computing pro forma basic and diluted net income (loss) per share.

(2) As adjusted to reflect our sale of 1,585,000 shares of Class A Common Stock offered with this prospectus at a public offering price of $27.00 per share, after deducting the underwriting discount and the estimated offering expenses that we will pay.

                                  RISK FACTORS

      Before you invest in our Class A Common Stock, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to purchase shares of our Class A Common Stock.

Limited Operating History; Uncertainty of Future Operating Results

      We began shipping DSS Agent, the first product in our current product family, in 1994, and we introduced many of our other products in 1995. An investor in our Class A Common Stock must consider the risks and difficulties early-stage companies often encounter, particularly in new and rapidly evolving markets. Our limited operating history makes predicting future operating results difficult, if not impossible. In addition, we had net losses and losses from operations in 1996 and 1994 and were only marginally profitable in 1997 and 1995. Although our revenues have grown in recent periods, we cannot be certain that we will sustain or increase our revenues or improve our operating results in the future.

Quarterly Operating Results May Fluctuate Significantly

      For a number of reasons, including those described below, our operating results, revenues and expenses may vary significantly from quarter to quarter.

      Fluctuations in Quarterly Operating Results. Our quarterly operating results may fluctuate as a result of:

      .  the size and timing of significant orders;

      .  the timing of new product announcements;

      .  changes in our pricing policies or those of our competitors;

      . market acceptance of decision support software generally and of new and enhanced versions of our products in particular;

      .  the length of our sales cycles;

      .  changes in our operating expenses;

      .  personnel changes;

      . our success in expanding our direct sales force and adding to our indirect distribution channels;

      .  the pace and success of our international expansion;

      .  delays or deferrals of customer implementation; and

      .  changes in foreign currency exchange rates.

      Fluctuations in Revenues. In the past, we have typically recognized much of the revenue for any quarter in the last two to four weeks of that quarter. As a result, even minor delays in booking orders near the end of a quarter can adversely affect that quarter's revenues, particularly when large orders are involved.

      Because we ship most of our software products shortly after they are ordered, we have almost no order backlog. Accordingly, product license revenues for any quarter depend largely on orders booked and shipped in that quarter. Product license revenues also fluctuate because the market for our products is evolving rapidly and because sales cycles, which may last many months, vary widely from customer to customer. Sales cycles are affected by many factors over which we have little or no control, including:

      .  customers' budgetary constraints;

      .  the timing of budget cycles;

      . concerns about the introduction of new products by us or our competitors; and

      . potential downturns in the economy, which may reduce demand for management information systems.

      Product support revenues depend largely on maintenance revenues from existing customers and will vary with those customers' maintenance needs.

      Seasonal factors may also affect our revenues. For example, the pace of new sales tends to slow in the summer.

      Fluctuations in Expenses. Because we plan to expand our business, we expect our operating costs and expenses to increase substantially. Operating costs and expenses we expect to increase include those associated with expanding our technical support, research and development and sales and marketing organizations. We also expect to devote substantial resources to expanding our indirect sales channels and international operations. We base our operating expense budgets on expected revenue trends. We may not be able to reduce the operating costs and expenses associated with our expansion (or even the rate at which those operating costs and expenses grow) in the short term even if expected revenue trends match our actual revenues. As a result, variations in the timing and amounts of revenue could materially adversely affect our quarterly operating results.

      Based on the above factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in one or more future quarters, our operating results may be below the expectations of public market analysts and investors. In that event, the price of our Class A Common Stock may fall.

Sales May Be Delayed or Lost Due to Long Sales and Implementation Cycles for Our Products

      To date, our customers have typically invested substantial time, money and other resources and involved many people in the decision to license our software products. As a result, we may wait nine months or more after first contact for customers to place orders while they seek internal approval for, among other things, the necessary capital expenditures. During this long sales cycle, certain events may occur that affect the size or timing of the order or even cause it to be canceled. For example, our competitors may introduce new products, or the customer's own budget and purchasing priorities may change. It is also possible that our customers will divert technology expenditures in 1999 to fund Year 2000 compliance plans. See "--Year 2000 Issues; Potential Impact on Customers."

      Even after an order is placed, the time it takes to deploy our products (the implementation cycle) varies widely from one customer to the next. The implementation cycle can sometimes last several months, depending on the customer's data warehousing and other requirements, and may begin only with a pilot program. It may be difficult to deploy our products if the customer has complicated deployment requirements, which typically involve integrating databases, hardware and software from different vendors. If a customer hires a third party to deploy our products, we cannot be sure that our products will be deployed successfully.

      These and other events affecting the sales and implementation cycles for our products could materially adversely affect our business, operating results or financial condition.

Increased Competition May Lead to Lower Prices, Reduced Gross Margins and Loss of Market Share

      The markets for decision support and Internet-based information services are intensely competitive and subject to rapidly changing technology. In addition, many of our competitors in these markets are offering (or may soon offer) products and services that may compete with our information analysis and broadcasting products.

      Our most direct competitors in the markets for decision support and Internet-based information services provide:

      .  decision support software;

      .  push products;

      .  browsers with webcasting functionality;

      .  electronic and Internet commerce systems;

      .  vertical Internet information systems;

      .  wireless communications products;

      .  online services; and

      .  event-driven technology.

      Each of these products or services is discussed more fully below.

      Decision Support Software. In the decision support market, we compete with vendors of relational online analytical processing software, such as Information Advantage, Inc. and Platinum Technology Incorporated; vendors of desktop online analytical processing, or OLAP, software, such as Business Objects S.A. and Cognos Incorporated; and vendors of multidimensional OLAP software, such as Oracle Corporation, Hyperion Solutions Corporation (which has entered into a strategic relationship with International Business Machines Corporation), Seagate Software, Inc. and SAS Institute Incorporated.

      We expect continued growth and competition in this market. In addition, new competitors may emerge. Microsoft Corporation, for example, has indicated that it will introduce certain products in 1999 that may compete with ours.

      Push Products. Our competitors in the push product market, including PointCast Incorporated, Marimba, Inc. and BackWeb Technologies Inc., offer technologies that deliver information over the Internet to recipients via Web browsers and proprietary interfaces. Push product vendors mostly deliver text-based information, such as news and sports, but often include some number-based information, such as stock price updates. Marimba is expanding its services to include the delivery of information and analysis from relational data sources, which could provide us with increased competition in this market.

      Browsers with Webcasting Functionality. Web browsers with channels or the ability to webcast, such as Microsoft Internet Explorer or Netscape Navigator, provide an infrastructure for automatically updating information on a recipient's computer. This infrastructure is a competitive alternative to our DSS Broadcaster product line (although we use the same infrastructure to enhance our DSS Web product line).

      Electronic and Internet Commerce Systems. Products and turn-key solutions for electronic commerce, Internet commerce and electronic business, such as those provided by IBM, Open Market Inc., USWeb/CKS Corp., Viant Corporation and Sun Microsystems, Inc., can be used to provide Internet-based information services. To the extent they can be used to deliver information and analysis from relational database management systems, these products will compete with ours.

      Vertical Internet Information Systems. Microsoft Expedia, Microsoft Investor, StockBoss, Microsoft CarPoint, Mercury Mail, TechWeb, ESavers (US Airways, Inc.), C.O.O.L. (Continental Airlines, Inc.), Internet Travel Network and others have developed custom applications and products to commercialize, analyze and deliver specific information over the Internet. These systems are usually tailored to one application, such as delivering stock prices, and cannot easily be used for others, such as delivering airfares. However, they pose a competitive risk because, as a group, they offer applications similar to some that have been developed using our products.

      Wireless Communications Products. Wireless communications and messaging providers, such as AT&T Corp., Nextel Communications, Sprint Corporation, MCI WorldCom, Inc., Iridium LLC, PageNet, Inc. and SkyTel Corp., offer a variety of alpha-enabled mobile phones and pagers. It is possible that these companies will someday offer custom-developed information services to their customers that will compete with applications using our products and services.

      Online Service Providers. Online service providers include America Online, Inc., Microsoft's Microsoft Network, Prodigy, Inc., @Home Corporation and WebTV Networks, Inc. (acquired by Microsoft). These companies provide text-based information over the Internet and on proprietary online services. They could develop applications that compete with the functionality of our products.

      Event-Driven Technology. Providers of event notification systems include TIBCO Finance Technology Inc., which sells a product that monitors stock tickers and notifies subscribers when preset thresholds are crossed; Clarify Inc., which handles loan applications with a financial system developed by SAP AG; BEA Systems, Inc., which provides middleware; and Vitria Technology Inc., which provides event-based workflow software. The technology resulting from these systems has overlapped with our technology in the past and may do so in the future.

      We believe that we set ourselves apart from the competition by offering comprehensive support for all significant relational database management system platforms. If a single competing vendor gains a large share of the relational database management system market, we may find it more difficult to differentiate ourselves and our products. This may materially adversely affect our business, operating results and financial condition.

      Many of our competitors have longer operating histories, significantly greater financial, technical, marketing or other resources, and greater name recognition than we do. In addition, many of our competitors have strong relationships with current and potential customers and extensive knowledge of the data warehouse industry. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products, than we can. Increased competition may lead to price cuts, reduced gross margins and loss of market share. We cannot be sure that we will be able to compete successfully against current and future competitors or that the competitive pressures we face will not materially adversely affect our business, operating results and financial condition.

      Current and future competitors may also make strategic acquisitions or establish cooperative relationships among themselves or with others. By doing so, they may increase their ability to meet the needs of our potential customers. Our current or future indirect channel partners may establish cooperative relationships with our current or future competitors. Such relationships may limit our ability to sell our products through certain distribution channels. Accordingly, it is possible that new competitors or alliances among current and future competitors may emerge and rapidly gain significant market share. These developments could have a material adverse effect on our margins and on our ability to obtain maintenance revenues for new and existing product licenses on favorable terms.

Continued Growth will Increase Demands on Resources

      All areas of our operations are expanding rapidly, and we expect this expansion to continue. The total number of our employees grew from 59 on January 1, 1995 to 907 on December 31, 1998, and we expect our number of employees to continue to increase. We have placed significant demands on our administrative, operational, financial, and personnel resources and expect to continue doing so. In particular, we expect the current and planned growth of our international operations to lead to increased financial and administrative demands. Expanded facilities will complicate operations, managing relationships with new foreign partners will mean additional administrative burdens, and managing foreign currency risks will require expanded treasury functions. We may also need to greatly expand our support organization to further develop indirect distribution channels in different and broader markets and to accommodate growth in our installed customer base. Failure to effectively manage our expansion could have a material adverse effect on our business, operating results and financial condition.

Need to Recruit Additional Skilled Personnel; Dependence on Key Personnel

      Our future success depends on our continuing ability to attract, train, assimilate and retain highly qualified personnel. Competition for these personnel is intense. We may not be able to retain our current key employees or attract, train, assimilate or retain other highly qualified personnel in the future. Our future success also depends in large part on the continued service of key management personnel, particularly Michael J. Saylor, our President and Chief Executive Officer, and Sanju K. Bansal, our Executive Vice President and Chief Operating Officer. Losing the services of one or more of these individuals or other key personnel could materially adversely affect our business, operating results and financial condition.

Dependence on New Versions, New Products and Rapid Technological Change

      The market for our products is characterized by rapid technological change, frequent new product introductions and enhancements, uncertain product life cycles, changing customer demands and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards can quickly make existing products obsolete and unmarketable. The emergence of new standards in related fields may also adversely affect existing products. This could happen, for example, if new Web protocols emerged that were incompatible with deployment of our DSS applications over the Web. Although our DSS solutions allow the core database component to reside on nearly all enterprise server hardware and operating system combinations (Mainframe, AS/400, Unix, Windows NT and Windows), our application server component runs at present only on the Windows NT operating system. Therefore, our ability to increase sales may depend on the continued acceptance of the Windows NT operating system. We cannot market our current DSS applications to potential customers who use Unix operating systems as their application server. We would have to invest substantial resources to develop a Unix product, and we cannot be sure that we could introduce such a product on a timely or cost effective basis, if at all.

      We believe that our future success depends largely on three factors: our ability to continue to support a number of popular operating systems and databases; our ability to maintain and improve our current product line; and our ability to timely develop new products that achieve market acceptance, maintain technological competitiveness and meet an expanding range of customer requirements. DSS applications, however, are inherently complex, and it can take a long time to develop and test major new products and product enhancements. In addition, customers may delay their purchasing decisions because they anticipate that new or enhanced versions of our products will soon become available. Moreover, only a few of our customers to date have deployed our products in environments that involve terabytes of data and thousands of active users. As deployment in these complex environments becomes more widespread, unexpected delays or other difficulties may arise. As a result, lengthy delays in the general availability of new releases or significant problems in installing or implementing new releases could arise that will have a material adverse effect on our business, operating results and financial condition. We cannot be sure that we will succeed in developing and marketing, on a timely and cost effective basis, product enhancements or new products that respond to technological change, evolving industry standards or customer requirements. Nor can we be sure that we will not have difficulties that could delay or prevent the successful development, introduction or marketing of these enhancements. Finally, we cannot be sure that our new products and product enhancements will achieve market acceptance.

Government Regulation and Other Legal Uncertainties

      We are not directly regulated by any governmental agency, although we are subject to the laws that generally apply to businesses. Certain U.S. and foreign laws restricting the use of consumers' personal information may also apply to us. Due to increasing use of the Internet and the dramatically increased access to personal information made possible by technologies like ours, laws and regulations may be adopted in the U.S. and abroad to limit access to personal information over the Internet and other public data networks in ways that adversely affect our business. In response to consumer pressures, the U.S. Congress and various state legislatures are considering legislation that would apply to us in areas such as privacy protection. It is possible that some or all of this legislation may become law.

      Although existing laws govern such issues as personal privacy over the Internet or other public data networks, it is unclear whether they apply to us. Most of these laws were adopted before the widespread use and commercialization of the Internet and other public data networks. As a result, these laws do not address the unique issues presented by these media.

      Any new law or regulation or any expanded governmental enforcement of existing regulations may limit our growth or increase our legal exposure, which could have a material adverse effect on our business, financial condition and results of operations.

Dependence on Growth of Market for Decision Support Software

      All of our revenues have come from sales of decision support software and related maintenance, consulting and training services. We expect these sales to account for substantially all of our revenues for the foreseeable future. Although demand for decision support software has grown in recent years, the market for decision support software applications is still emerging. Resistance from consumer and privacy groups to increased commercial collection and use of data on spending and other personal behavior may impair the further growth of this market, as may other developments. We cannot be sure that this market will continue to grow or that, even if it does grow, businesses will adopt our solutions. We have spent, and intend to keep spending, considerable resources to educate potential customers about decision support software generally and our solutions in particular. However, we cannot be sure that these expenditures will help our products achieve any additional market acceptance. If the market fails to grow or grows more slowly than we currently expect, our business, operating results and financial condition would be materially adversely affected.

Control by Existing Stockholders; Anti-Takeover Effect of Two Classes of Common Stock

      We have two classes of common stock: Class A Common Stock and Class B Common Stock. Holders of our Class A Common Stock generally have the same rights as holders of our Class B Common Stock, except that holders of Class A Common Stock have one vote per share while holders of Class B Common Stock have ten votes per share. Following the offering, holders of our Class B

Common Stock will own or control 30,167,614 shares of Class B Common Stock, or 97.7% of our voting power. Michael J. Saylor, our Chairman, President and Chief Executive Officer, through his sole ownership and control of Alcantara LLC, will control 22,424,662 shares of Class B Common Stock and 50,000 shares of Class A Common Stock, or 72.6% of our voting power. Accordingly, Mr. Saylor will be able to control MicroStrategy through his ability to determine the outcome of elections of our directors, amend our Certificate of Incorporation and Bylaws and take certain other actions requiring the vote or consent of stockholders, including mergers, going private transactions and other extraordinary transactions and their terms.

      Our Certificate of Incorporation allows holders of Class B Common Stock (almost all of whom are employees of our company or related parties) to transfer shares of Class B Common Stock, subject to the approval of a majority of the holders of outstanding Class B Common Stock. Mr. Saylor or a group of stockholders possessing a majority of the outstanding Class B Common Stock could, without seeking anyone else's approval, transfer voting control of MicroStrategy to a third party. Such a transfer of control could have a material adverse effect on our business prospects and financial condition. Mr. Saylor will also be able to prevent a change of control of MicroStrategy, regardless of whether holders of Class A Common Stock might otherwise receive a premium for their shares over the then-current market price.

Reliance on Channel Partners

      In addition to our direct sales force, we rely on channel partners, such as original equipment manufacturers and value-added resellers, to license and support our products in the United States and internationally. In particular, for 1997 and for the nine months ended September 30, 1998, channel partners accounted directly or indirectly for 27.5% and 33.0% of our total revenues, respectively. Our channel partners generally offer customers the products of several different companies, including some products that compete with ours. We intend to expand our relationships with strategic partners and to increase the proportion of our customers licensed through these indirect channels. We are currently investing, and intend to increasingly invest, significant resources to develop these channels. If these efforts do not generate significant license revenues, our operating results could be adversely affected.

      We cannot be sure that we will attract strategic partners who will market our products effectively and who will be qualified to provide timely and cost-effective customer support and service. Our ability to achieve revenue growth in the future will depend in part on our success in recruiting and maintaining successful relationships with those strategic partners.

Risks Associated with Intellectual Property

      We regard our software products as proprietary, and we rely on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. However, these laws and contractual provisions provide only limited protection. We have no patents or patent applications pending, no registered trademarks (other than MicroStrategy or QuickStrike) and no registered copyrights (other than the EISToolkit 2.0 reference manual). Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Policing such unauthorized use is difficult, and we cannot be certain that we can prevent it, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

      As the number of software products in our target markets increases and the functionality of these products further overlap, software developers may become increasingly subject to infringement claims. Someone may even claim that our technology infringes their proprietary rights. Any such claims, whether with or without merit, can be time consuming and expensive to defend, may divert management's attention and resources, could cause product shipment delays and could require us to enter into costly royalty or licensing agreements. If successful, a claim of product infringement against us and our inability to license the infringed or similar technology could adversely affect our business.

Difficulties Associated with International Operations and Expansion

      International sales accounted for 24.9%, 26.6%, 11.1%, and 11.3% of our total revenue for the nine months ended September 30, 1998 and for the years ended December 31, 1997, 1996 and 1995, respectively. We plan to continue expanding our international operations and to enter new international markets. This will require significant management attention and financial resources and could adversely affect our business, operating results or financial condition. In order to expand international sales successfully in 1999 and beyond, we must set up additional foreign operations, hire additional personnel and recruit additional international resellers and distributors. We cannot be sure that we will be able to do so in a timely manner, and our failure to do so may limit our international sales growth. Nor can we be sure that we will be able to maintain or increase international market demand for our products.

      There are certain risks inherent in our international business activities. In addition to the currency fluctuations described below, these include:

      .  unexpected changes in regulatory requirements;

      .  tariffs and other trade barriers;

      .  costs of localizing products for foreign countries;

      .  lack of acceptance of localized products in foreign countries;

      .  longer accounts receivable payment cycles;

      .  difficulties in managing international operations;

      .  tax issues, including restrictions on repatriating earnings;

      .  weaker intellectual property protection; and

      .  the burden of complying with a wide variety of foreign laws.

      These factors may have a material adverse effect on our future international sales and, consequently, our results of operations.

Currency Fluctuations

      Our international revenues and expenses are denominated in foreign currencies, principally the British Pound Sterling and the German Deutsche Mark. The functional currency of each of our foreign subsidiaries is its local currency. Our foreign currency translation gains and losses have so far been immaterial. However, future fluctuations in exchange rates between the U.S. Dollar and foreign currencies may materially adversely affect our business, results of operations and financial condition, particularly our operating margins. We cannot accurately predict the impact of future exchange rate fluctuations on our results of operations. To date, we have not hedged the risks associated with these fluctuations. Although we may do so in the future, we cannot be sure that any hedging techniques we may implement will be successful or that our business, results of operations, financial condition and cash flows will not be materially adversely affected by exchange rate fluctuations.

Possible Consequences of Euro Conversion

      On January 1, 1999, eleven of the fifteen member countries of the European Union set fixed conversion rates between their existing sovereign currencies and the euro and adopted the euro as their legal currency. A MicroStrategy task force is currently assessing the impact of these events on our company. In addition to tax and accounting issues, the task force is considering:

      . the technical challenges of adapting our systems to accommodate euro-denominated transactions;

      . the competitive impact of cross-border price transparency, which may make it more difficult for businesses to charge different prices for the same products in different countries;

      . the impact on currency exchange costs and currency exchange rate risk; and

      .  the impact on existing contracts.

      At this early stage, we cannot yet predict the consequences of euro conversion for our company.

Risk of Software Defects; Potential Product Liability for Software Defects

      Software products as complex as ours may contain errors or defects, especially when first or subsequent versions are released. Although we test our products extensively, we have in the past discovered software errors in certain of our new products after their introduction. While we have not experienced material adverse effects from any such errors to date, we cannot be certain that, despite testing by us and by our current and potential customers, errors will not be found in new products or releases after commercial shipments begin. This could result in lost revenue or delays in market acceptance, which could have a material adverse effect upon our business, operating results and financial condition.

      Our license agreements with customers typically contain provisions designed to limit our exposure to product liability claims. It is possible, however, that these limitation of liability provisions may not be effective under the laws of certain domestic or international jurisdictions. Although there have been no product liability claims against us to date, our license and support of products may involve the risk of these claims. A successful product liability claim against us could have a material adverse effect on our business, operating results and financial condition.

Year 2000 Issues; Potential Impact on Customers

      Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. These date code fields will need to accept four-digit entries in order for 20th century dates to be distinguished from 21st century dates. As a result, before the end of this year, computer systems and software used by many companies may need to be upgraded to comply with these "Year 2000" requirements.

      We have developed and largely implemented a Year 2000 readiness plan for the current versions of most of our products. Accordingly, we believe that the current versions of most of our products are Year 2000 compliant when configured and used properly, provided that the underlying operating system of the host machine and any other software used with or in the host machine or our products are also Year 2000 compliant.

      In addition, we plan to test our own material internal information technology, or IT, systems (including both our own software products and third-party software and hardware technology) and our non-IT systems (such as our security system, building equipment, and embedded microcontrollers) for Year 2000 compliance beginning in the first quarter of 1999. We intend to make any required changes in the second and third quarters of 1999 and to conduct additional testing in the fourth quarter of 1999. To the extent that we are not able to test technology provided by third-party vendors, we are asking them to assure us that their systems are Year 2000 compliant.

      Although we are not currently aware of any material operational issues or costs associated with preparing our material internal IT and non-IT systems for the Year 2000, we may experience material unanticipated problems and costs caused by undetected errors or defects in the technology used in these systems. While we cannot be sure that all our non-material systems will be Year 2000 compliant by 2000, we believe that failure of such systems will not have a material adverse affect on our business, financial condition or results of operations. We are currently developing a contingency plan to provide for the remote possibility that our material systems will not achieve timely Year 2000 compliance.

      We have funded most of our past Year 2000 compliance activities from cash flows and have not allocated additional funds to making our products or internal systems Year 2000 compliant. During 1999, we plan to spend approximately $100,000 on preparing our internal systems for the Year 2000. We do not expect to receive much outside assistance in completing our internal Year 2000 effort.

      Apart from current versions of our products and our internal systems, we have identified four potential Year 2000 problem areas.

      First, we have not yet determined whether certain third-party software incorporated in one of our products is Year 2000 compliant. Although we are not currently aware of any material Year 2000 issues with these third-party software products, undetected errors or defects, if they exist, may cause material unanticipated problems and costs.

      Second, some of our customers may be using a version of our software that is not Year 2000 compliant. While we have tried to make sure that all our customers are using Year 2000 compliant versions of our software, we cannot be certain that they have installed these versions.

      Third, not all platforms or versions of the operating systems that our products currently support are Year 2000 compliant.

      Fourth, certain customers have elected to operate systems in a two-digit year date environment, which is not Year 2000 compliant.

      We do not currently have much information on the Year 2000 compliance status of our customers. As is the case with other similarly situated software companies, if our current or future customers do not become Year 2000 compliant, or if they divert technology expenditures (especially technology expenditures that were reserved for enterprise decision support software) to address Year 2000 compliance problems, our business, results of operations, financial condition or cash flows could be materially adversely affected.

      Since we are in the business of selling software, our risk of lawsuits relating to Year 2000 issues with our products is likely to be greater than that of companies in some other industries. Because computer systems may incorporate components from different manufacturers, it may be difficult to determine which component in a computer system may cause a Year 2000 problem. As a result, we may be subjected to Year 2000-related lawsuits whether or not our products and services are Year 2000 compliant. We cannot be certain at this time what the outcomes or impact of any such lawsuits may be.


Shares Eligible for Future Sale Could Affect Market Price

      If our stockholders sell substantial amounts of our Class A Common Stock in the public market following this offering, the market price of our Common Stock could fall. Several of our principal stockholders hold a large number of shares of the outstanding Class B Common Stock. A decision by one or more of these stockholders to convert such shares into Class A Common Stock (which conversion could happen at any time) and sell their shares could lower the market price of the Class A Common Stock. Upon completion of this offering, we will have outstanding 7,132,110 shares of Class A Common Stock and 30,167,614 shares of Class B Common Stock (based upon shares outstanding as of December 31, 1998), assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants after December 31, 1998, except for options for 29,500 shares exercised by certain selling stockholders and sold in the offering, and not giving any effect to the 192,744 shares of Class A Common Stock being issued upon the closing of the initial offering period under our employee stock purchase plan. Of these shares, 6,939,710 shares, comprised of the 2,000,000 shares to be sold in this offering (plus any shares issued upon exercise of the underwriters' over-allotment option), 4,590,000 of the shares sold in our initial public offering in June 1998, and 349,710 shares sold after exercise of stock options, will be freely tradable, subject to certain restrictions under Rule 144. This leaves 30,360,014 shares that will be eligible for sale in the public market in the future as follows:

  Number of Shares                                  Date
  ----------------                                  ----
    452,110.................  At various times after the date of this prospectus pursuant to Rule 144.
    46,000..................  At various times after 30 days from the date of this prospectus pursuant to Rule 144.
    29,861,904..............  At various times after 90 days from the date of this prospectus pursuant to Rule 144.

      We registered for resale the 8,900,000 shares of Class A Common Stock issuable upon the exercise of stock options either outstanding or available for grant or purchase under our various stock option or purchase plans. These shares are currently or upon grant will be eligible for sale in the public markets, subject to Rule 144 limitations applicable to our "affiliates" as well as to certain limitations on sale and vesting. The possible sale of a significant number of these shares may cause the price of our Class A Common Stock to fall. See "Management--Stock Option Plans", "Shares Eligible for Future Sale" and "Underwriting".

Volatility of Stock Price

      The market price for our Class A Common Stock could fluctuate significantly for any of the following reasons:

      .  quarter-to-quarter variations in our operating results;

      .  developments or disputes concerning proprietary rights;

      .  technological innovations or new products;

      .  governmental regulatory action;

      .  general conditions in the software industry;

      .  increased price competition;

      .  changes in earnings estimates by analysts; or

      .  other events or factors.

      Many of the above factors are beyond our control.

      The stock market has recently experienced extreme price and volume fluctuations. These have particularly affected the market price of many computer software companies, often without regard to their operating performance.

                                USE OF PROCEEDS

      We estimate the net proceeds to us from the offering to be approximately $40.1 million based on a public offering price of $27.00 per share and after deducting the underwriting discount and estimated offering expenses that we will pay. We intend to use these net proceeds for working capital and general corporate purposes, including possible acquisitions or investments. Our management will retain broad discretion to allocate much of the net proceeds from the offering. Pending use, we plan to invest the net proceeds in interest-bearing, investment-grade securities. We will not receive any of the proceeds from the sale of shares of our Class A Common Stock by the selling stockholders.

      This discussion represents our best estimate of our allocation of the net proceeds of the offering, based on our current plans and estimates regarding our expected expenditures. Actual expenditures may vary substantially from these estimates. We may find it necessary or advisable to reallocate the net proceeds within the above categories, or to use portions of the net proceeds for other purposes.


                      PRICE RANGE OF CLASS A COMMON STOCK

      The Class A Common Stock began trading on the Nasdaq National Market under the symbol "MSTR" on June 11, 1998. The following table sets forth the high and low closing sale prices for the Class A Common Stock as reported on the Nasdaq National Market.

                                                                   LOW    HIGH
                                                                   ---    ----
     Second Quarter 1998 (beginning June 11)..................... $21.13 $28.25
     Third Quarter 1998..........................................  24.13  44.50
     Fourth Quarter 1998.........................................  20.75  33.88
     First Quarter 1999 (through February 9).....................  27.06  34.50

      On February 9, 1999, the last reported sale price for the Class A Common Stock was $27.06 per share. As of February 9, 1999, there were approximately 210 holders of record of the Class A Common Stock.

                                DIVIDEND POLICY

      We have not declared or paid any dividends on our Class A Common Stock. We expect to retain future earnings, if any, for developing our business, and we do not anticipate paying any cash dividends on our Class A Common Stock in the foreseeable future.

                                 CAPITALIZATION

      The following table sets forth our capitalization as of September 30, 1998 on an actual basis and as adjusted to reflect the offering.

                                                        Actual   As Adjusted(1)
                                                        -------  --------------
                                                            (in thousands)
     Stockholders' equity:
      Preferred stock, par value $0.001 per share,
       5,000,000 shares authorized, no shares issued
       and outstanding................................  $    --     $     --
      Class A Common Stock, par value $0.001 per
       share, 100,000,000 shares authorized, 4,852,900
       shares issued and outstanding, actual;
       6,852,900 shares issued and outstanding, as
       adjusted.......................................        5            7
      Class B Common Stock, par value $0.001 per
       share, 100,000,000 shares authorized;
       30,735,514 issued and outstanding, actual;
       30,350,014 shares issued and outstanding, as
       adjusted.......................................       31           30
      Additional paid-in capital......................   41,544       81,598
      Accumulated other comprehensive income..........      553          553
      Accumulated earnings............................    2,463        2,463
      Deferred compensation...........................   (1,187)      (1,187)
                                                        -------     --------
        Total stockholders' equity....................   43,409       83,464
                                                        -------     --------
          Total capitalization........................  $43,409      $83,464
                                                        =======     ========

--------

(1) As adjusted to reflect our sale of 1,585,000 shares of Class A Common Stock offered with this prospectus at a public offering price of $27.00 per share, after deducting the underwriting discount and the estimated offering expenses that we will pay.

                      SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements, the Notes thereto and the other financial information included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1995, 1996 and 1997, and the balance sheet data as of December 31, 1996 and 1997, are derived from audited financial statements included elsewhere in this prospectus. The statement of operations data for the year ended December 31, 1994 and the balance sheet data as of December 31, 1994 and 1995, are derived from audited financial statements not included herewith. The statement of operations data for the year ended December 31, 1993, and for the nine months ended September 30, 1997 and 1998 and the balance sheet data as of December 31, 1993, and as of September 30, 1998, have been derived from our unaudited consolidated financial statements, which, in management's opinion, reflect all adjustments necessary to fairly present this information when read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this prospectus.

                                                                   Nine Months Ended
                                Year Ended December 31,              September 30,
                          ---------------------------------------  --------------------
                           1993   1994    1995    1996    1997(1)    1997    1998(1)
                           ----   ----    ----    ----    -------    ----    -------
                            (in thousands, except per share
                                         data)                        (unaudited)
Consolidated Statements of Operations Data:
Revenues:
 Product licenses.......  $  676 $  622  $4,077  $15,873  $36,601  $ 23,410  $ 47,476
 Product support........   3,426  4,358   5,700    6,730   16,956    11,353    23,223
                          ------ ------  ------  -------  -------  --------  --------
  Total revenues........   4,102  4,980   9,777   22,603   53,557    34,763    70,699
                          ------ ------  ------  -------  -------  --------  --------
Costs and expenses:
 Cost of revenues.......   1,502  2,057   2,458    5,257   11,116     7,507    13,610
 Sales and marketing....     274    771   2,992   13,054   30,468    20,200    35,759
 Research and
 development............     153    200   1,855    2,840    5,049     3,137     8,086
 General and
 administrative.........   1,463  1,955   2,395    3,742    6,552     4,163     8,104
                          ------ ------  ------  -------  -------  --------  --------
  Total costs and
  expenses..............   3,392  4,983   9,700   24,893   53,185    35,007    65,559
                          ------ ------  ------  -------  -------  --------  --------
Income (loss) from
 operations.............     710     (3)     77   (2,290)     372      (244)    5,140
Interest income
 (expense), net.........       6    (34)    (40)    (105)    (239)     (148)       61
Other income (expense),
 net....................      45    (24)     11       20      (12)       (3)      (31)
                          ------ ------  ------  -------  -------  --------  --------
Provision for income
 taxes..................      --     --      --       --       --        --    (1,758)
                          ------ ------  ------  -------  -------  --------  --------
Net income (loss).......  $  761 $  (61) $   48  $(2,375) $   121  $   (395) $  3,412
                          ====== ======  ======  =======  =======  ========  ========
Basic net income (loss)
 per share(2)...........  $ 0.03 $ 0.00  $ 0.00  $ (0.08) $  0.00  $  (0.01) $   0.10
Shares used in computing
 basic net income
 (loss) per share(2)....  24,640 27,988  28,897   29,494   29,494    29,501    32,771
Diluted net income
 (loss) per share.......  $ 0.03 $ 0.00  $ 0.00  $ (0.08) $  0.00  $  (0.01) $   0.09
Shares used in computing
 diluted net
 income (loss)per
 share(2)...............  24,640 27,988  28,897   29,494   32,362    29,501    37,397

                                      December 31,
                          -------------------------------------  September 30,
                           1993   1994   1995   1996     1997        1998
                          ------ ------ ------ -------  -------  -------------
                                     (in thousands)               (unaudited)
Consolidated Balance
 Sheet Data:
Cash and cash
 equivalents............. $  141 $  249 $  643 $ 1,686  $ 3,506     $29,868
Working capital
 (deficit)...............  1,752    848  1,343  (2,237)  (5,761)     29,759
Total assets.............  2,352  3,209  5,838  13,004   30,065      76,563
Notes payable, long-term
 portion.................    323    193    600     460    2,658          --
Total stockholders'
 (deficit) equity........  1,564  1,446  1,546    (793)    (427)     43,409

--------
(1) Before completing our initial public offering on June 16, 1998, we were an S corporation. As an S corporation, we were not liable for corporate income taxes. On a pro forma basis, if we had been a taxpaying entity, we would have recorded an income tax provision of approximately $489,000 and a net loss of approximately $368,000 for the year ended December 31, 1997, and would have recorded an income tax provision of approximately $1,965,000 and net income of $3,205,000 for the nine months ended September 30, 1998. Pro forma basic and diluted loss per share would have been $0.01 for the year ended December 31, 1997, and pro forma basic and diluted income per share would have been $0.10 and $0.08, respectively, for the nine months ended September 30, 1998 and 1997. See Note 1 of "Notes to Consolidated Financial Statements" for the basis of computing pro forma basic and diluted net income (loss) per share.
(2) The basis for the determination of shares used in computing net income per share is described in Note 1 of "Notes to Consolidated Financial Statements."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the Notes thereto and the other financial information included as part of this prospectus.

Overview

      Our primary business following our incorporation in 1989 was to provide software consulting services for customers to help them build custom decision support systems. Our activities during 1994 and 1995 increasingly focused on the development and sale of software products. This trend culminated in the release of a full complement of DSS products in 1995. Since then, we have focused significant resources on adding functionality and features to our DSS software products. As a result, we have transitioned our primary business from providing services to providing software products.

      Since 1995, we have significantly increased our sales and marketing, service and support, research and development and general and administrative staffs. Our headcount has more than doubled each year since 1995. At January 1, 1995, we had 59 employees, and at December 31, 1998, we had 907 employees. Although our revenues have significantly increased in each of the last nine quarters, our operating margins fluctuated during 1996 and 1997 primarily because of increases in staff levels. We expect to continue to add staff and incur additional associated costs in future periods. If we cannot achieve corresponding substantial revenue growth, we could suffer operating losses in one or more fiscal quarters. We may be unable to forecast such losses before the end of any given fiscal quarter. In addition, we have experienced net losses and losses from operations for the fiscal years ended December 31, 1996 and December 31, 1994, and were only marginally profitable for the fiscal years ended December 31, 1997 and December 31, 1995. While we have had significant percentage growth in revenues in recent periods and currently expect substantial, although potentially lower, percentage growth in revenues throughout 1999, prior percentage revenue growth rates do not necessarily indicate future growth rates or operating results. There are a number of factors that could materially affect expected revenue and operating results for future periods. See "Risk Factors--Limited Operating History; Uncertainty of Future Operating Results," "--Quarterly Operating Results May Fluctuate Significantly," "--Sales May Be Delayed or Lost Due to Long Sales and Implementation Cycles For Our Products," "--Increased Competition May Lead to Lower Prices, Reduced Gross Margins and Loss of Market Share," "--Continued Growth will Increase Demands on Resources," "--Need to Recruit Additional Skilled Personnel; Dependence on Key Personnel," and "--Dependence on New Versions, New Products and Rapid Technological Change."

      Our revenues come from two principal sources: (1) product licenses and
(2) fees for maintenance, technical support, training and consulting services (collectively, "product support"). Before January 1, 1998, we recognized revenue in accordance with Statement of Position 91-1, "Software Revenue Recognition." After December 31, 1997, we began recognizing revenue in accordance with Statement of Position 97-2, "Software Revenue Recognition." Product license revenues are generally recognized upon the execution of a contract and shipment of the related software product, provided that no significant vendor obligations remain outstanding and the resulting receivable is deemed collectible by management. Maintenance revenues are derived from customer support agreements generally entered into in connection with initial product license sales and subsequent renewals. Fees for our maintenance and support plans are recorded as deferred revenue when billed to the customer and recognized ratably over the term of the maintenance and support agreement, which is typically one year. Fees for our training and consulting services are recognized at the time the services are performed.

      The sales cycle for our products may span nine months or more. In the past, we have typically recognized much of the revenue for any quarter in the last two to four weeks of that quarter. As a result, even minor delays in booking orders near the end of a quarter can adversely affect that quarter's revenues, particularly when large orders are involved. Because we ship most of our software products shortly after they are ordered, we have almost no order backlog. Accordingly, product license revenues for any quarter depend largely on orders booked and shipped in that quarter. For these and other reasons, our quarterly results have varied significantly in the past and are likely to continue to do so. We therefore believe that quarter-to-quarter comparisons of our results of operations are not necessarily indicative of the results to be expected for any future period. See "Risk Factors--Quarterly Operating Results May Fluctuate Significantly."

      We license our software through our direct sales force and through, or in conjunction with, value-added resellers and original equipment manufacturers. Value-added resellers and original equipment manufacturers accounted, directly or indirectly, for approximately 33.2%, 27.5%, 9.0% and 0.1% of our revenues for the nine months ended September 30, 1998 and for the years ended 1997, 1996 and 1995, respectively. Although we believe that direct sales will continue to account for most of our product license revenues, we intend to increase indirect sales activities. As a result, we expect sales of our product licenses through sales alliances, distributors, resellers and other indirect channels to continue to increase as a percentage of product license revenues. However, we cannot be sure that our efforts to continue to expand indirect sales will be successful. We also intend to continue to expand our international operations and have committed, and continue to commit, significant management time and financial resources to developing direct and indirect international sales and support channels.

Results of Operations

      The following table sets forth for the periods indicated the percentage of total revenues represented by certain items reflected in our consolidated statements of operations:

                                                             Nine Months Ended
                                 Year Ended December 31,       September 30,
                                 --------------------------  -------------------
                                  1995     1996      1997      1997       1998
                                 -------  -------   -------  --------   --------
Consolidated Statements of
 Operations Data:
Revenues:
 Product licenses............       41.7%    70.2%     68.3%     67.3%      67.2%
 Product support.............       58.3     29.8      31.7      32.7       32.8
                                 -------  -------   -------  --------   --------
   Total revenues............      100.0    100.0     100.0     100.0      100.0
                                 -------  -------   -------  --------   --------
Cost of revenues:
 Product licenses............        2.6      4.5       3.1       3.4        2.4
 Product support.............       22.5     18.7      17.7      18.2       16.9
                                 -------  -------   -------  --------   --------
   Total cost of revenues....       25.1     23.2      20.8      21.6       19.3
                                 -------  -------   -------  --------   --------
Gross margin.................       74.9     76.8      79.2      78.4       80.7
                                 -------  -------   -------  --------   --------
Operating expenses:
 Sales and marketing.........       30.6     57.8      56.9      58.1       50.6
 Research and development....       19.0     12.6       9.4       9.0       11.4
 General and administrative..       24.5     16.6      12.2      12.0       11.5
                                 -------  -------   -------  --------   --------
   Total operating expenses..       74.1     87.0      78.5      79.1       73.5
Income (loss) from
 operations..................        0.8    (10.2)      0.7      (0.7)       7.2
Interest income..............        0.2      0.1       0.2       0.2        1.0
Interest expense.............       (0.6)    (0.6)     (0.7)    ( 0.6)      (0.9)
Other income, net............        0.1      0.1        --        --         --
                                 -------  -------   -------  --------   --------
Provision for income taxes...         --       --        --        --       (2.5)
                                 -------  -------   -------  --------   --------
Net income (loss)............        0.5%   (10.6)%     0.2%     (1.1)%      4.8%
                                 =======  =======   =======  ========   ========

Comparison of Nine Months Ended September 30, 1998 and 1997

 Revenues. Total revenues increased 103.4% to $70.7 million for the nine months ended September 30, 1998 from $34.8 million for the nine months ended September 30, 1997. Total revenues consist of revenues from sales of software product licenses and product support.

      Product License Revenues. Product license revenues increased 102.8% to $47.5 million for the nine months ended September 30, 1998 from $23.4 million for the nine months ended September 30, 1997, representing 67.2% and 67.3% of total revenues for the nine months ended September 30, 1998 and 1997, respectively. The significant increases in product license revenues were due to growing market acceptance of our software products and continued expansion of our sales and marketing organization.

      Product Support Revenues. Product support revenues increased 104.6% to $23.2 million for the nine months ended September 30, 1998 from $11.4 million for the nine months ended September 30, 1997, representing 32.8% and 32.7% of total revenues for the nine months ended September 30, 1998 and 1997, respectively. Product support revenues grew primarily because of our increasing installed license base.

      International Revenues. We recognized $16.1 million and $9.2 million of international revenues in the nine months ended September 30, 1998 and September 30, 1997, representing approximately 22.7% and 26.4% of total revenues, respectively.

 Costs and Expenses

      Cost of Product License Revenues. Cost of product license revenues consists primarily of the costs of product manuals, media, amortization of capitalized software and shipping paid to third parties. Cost of product license revenues increased to $1.7 million for the nine months ended
September 30, 1998 from $1.2 million for the nine months ended September 30, 1997, representing 3.5% and 5.1% of total product license revenues, respectively. The increase in cost of product licenses was directly attributable to the increases in product license revenue, coupled with the amortization of capitalized software. The total cost of product license revenues as a percentage of revenues decreased during 1998 from the same period in 1997, due to economies of scale realized by producing larger volumes of product materials and an increasing number of customers reproducing licenses at their sites.

      Cost of Product Support Revenues. Cost of product support revenues consists of the cost of providing telephone support, training and consulting services to customers and partners. Cost of product support revenues increased to $11.9 million for the nine months ended September 30, 1998 from $6.3 million for the nine months ended September 30, 1997, representing 51.4% and 55.7% of total product support revenues, respectively. The increase in cost of product support revenues in 1998 was primarily due to the increase in the number of personnel providing consulting, training, and telephone support to customers and to the training and related costs associated with increasing personnel levels.

      Sales and Marketing Expenses. Sales and marketing expenses include personnel costs, commissions, office facilities, travel, promotional events such as trade shows, seminars and technical conferences, advertising and public relations programs. Sales and marketing expenses increased to $35.8 million for the nine months ended September 30, 1998 from $20.2 million for the nine months ended September 30, 1997, representing 50.6% and 58.1% of total revenues, respectively. The increase in sales and marketing expenses in 1998 was primarily due to increased staffing as we established new international sales offices and expanded our existing direct sales force, increased commissions to sales representatives as a result of increased sales of software licenses and increased promotional activities relating to the announcement of certain product enhancements or releases. We believe that in light of the relatively long sales cycle associated with decision support solutions and the recent emergence of the industry, it is critically important to gain market share among high-end customers. We have invested and will continue to invest heavily in sales and marketing in order to create better market awareness of the value-added potential of DSS products and to acquire market share.

      Research and Development Expenses. Research and development expenses consist primarily of salaries and benefits of software engineering personnel, payments to contract programmers, depreciation of equipment and expendable equipment purchases. See Note 1 of "Notes to Consolidated Financial Statements." Research and development expenses increased to $8.1 million for the nine months ended September 30, 1998 from $3.1 million for the nine months ended September 30, 1997, representing 11.4% and 9.0% of total revenues, respectively. The increases in research and development expenses were primarily due to additional hiring of research and development personnel. We expect research and development expenses to continue to grow as we continue to invest in developing new products, applications and product enhancements. In 1997, in accordance with SFAS No. 86, we capitalized research and development costs due to the significant increase in product development activities associated with the version 5.0 release of the DSS software product line. As a result, we capitalized approximately $1.4 million of costs during the nine months ended September 30, 1997. During the nine months ended September 30, 1998, in accordance with SFAS No. 86, the costs incurred between the establishment of technological feasibility and general availability of our products were not material and therefore have been expensed rather than capitalized.

      General and Administrative Expenses. General and administrative expenses include the personnel and other costs of our finance, human resources, information systems, administrative and executive departments as well as outside professional fees. General and administrative expenses increased to $8.1 million for the nine months ended September 30, 1998 from $4.2 million for the nine months ended September 30, 1997, representing 11.5% and 12.0% of total revenues, respectively. The increase in the dollar amount of general and administrative expenses was primarily the result of increased staffing and related costs associated with the growth of our business during these periods.

      Deferred Compensation Expense. During the nine months ended September 30, 1998 we granted options to purchase shares of common stock, of which options to purchase 535,835 shares of common stock were granted at exercise prices below fair market value. We will amortize approximately $1.3 million of compensation expense relating to these options ratably over the five year vesting period of these options. We will record additional compensation expense relating to the options to be allocated across the above expense categories, as appropriate, for the years ending December 31, 1998, 1999, 2000, 2001, 2002 and 2003 of $0.2
million, $0.3 million, $0.3 million, $0.2 million, $0.2 million and $0.1 million, respectively. For the nine months ended September 30, 1998, compensation expense related to the options is approximately $0.2 million.

      Provision for Income Taxes. Prior to completing our initial public offering, we had elected to be treated as a Subchapter S corporation for federal and state income tax purposes. Under Subchapter S, our income was allocated and taxable to our individual stockholders rather than to the Company. Accordingly, no federal or state income taxes have been provided for in the financial statements predating the initial public offering.

      Our S corporation status terminated shortly prior to completion of the initial public offering. We are now subject to federal and state corporate income taxation as a Subchapter C corporation. As a result, we have adopted SFAS No. 109, "Accounting for Income Taxes." We recorded income tax expense of $1.8 million for the nine months ended September 30, 1998. Had we been taxed as a C corporation for the entire nine months ended September 30, 1998, we would have recorded income tax expense of $2.0 million. The adoption of SFAS No. 109 did not have a material impact on our Company's operating results.

Comparison of Fiscal Years Ended December 31, 1997, 1996 and 1995

 Revenues. Total revenues increased to $53.6 million in 1997 from $22.6 million in 1996 and from $9.8 million in 1995, representing increases of 136.9% and 131.2%, respectively. We cannot be certain that total revenues will continue to increase at the rates experienced in prior periods, if at all.

      Product License Revenues. Product license revenues increased to $36.6 million in 1997 from $15.9 million in 1996 and from $4.1 million in 1995, representing increases of 130.6% and 289.3%, respectively. Product license revenues constituted 68.3%, 70.2% and 41.7% of total revenues for 1997,

1996 and 1995, respectively. Product license revenues grew significantly due to growing market acceptance of our software products and continued expansion of our sales and marketing organization. The significant increases in product licenses as a percentage of total revenues from 1995 through 1997 were primarily attributable to the transition of our business during that period from providing consulting services to providing software products. The increase in product license revenues from 1996 to 1997 was primarily attributable to the introduction and release of new versions of DSS Administrator, DSS Web and DSS Agent during 1997. These included significant new features and functionality offered to a broader corporate customer base. Approximately 53%, 57% and 70% of product license revenues were generated from new product releases during 1997, 1996 and 1995, respectively. These factors contributed to increases in the number and average contract dollar amount of licenses for our DSS products sold. To date, sales of product licenses have principally come from direct sales to customers.

      Product Support Revenues. Product support revenues increased to $17.0 million in 1997 from $6.7 million in 1996 and from $5.7 million in 1995, representing increases of 151.9% and 18.1%, respectively. Product support revenues constituted 31.7%, 29.8%, and 58.3% of total revenues for 1997, 1996 and 1995, respectively. Product support revenues grew primarily because we sold more licenses for our DSS products. However, product support revenues significantly decreased as a percentage of total revenues during these periods, mainly because of the transition of our business from providing consulting services to providing software products. Even so, we expect product support revenues as a percentage of total revenues to continue to fluctuate from period to period but generally not to vary significantly from the percentage of total revenues achieved in 1997. However, an element of our sales and marketing strategy is to leverage third-party implementation services to enable us to more rapidly penetrate our target market. To the extent that such efforts are successful, our product support revenues could continue to decline as a percentage of total revenues.

      International Revenues. We recognized $14.3 million, $2.5 million and $1.1 million of international revenues in 1997, 1996 and 1995, respectively, representing approximately 26.6%, 11.1% and 11.3% of total revenues, respectively. We opened sales offices in Australia, Canada and Italy in 1998; in Austria, France and the Netherlands in 1997; in Germany in 1996; in the United Kingdom in 1995; and in Spain in 1994. International sales are subject to a number of risks. See "Risk Factors--Difficulties Associated with International Operations and Expansion" and "--Currency Fluctuations."

 Costs And Expenses

      Cost of Product License Revenues. Cost of product license revenues was $1.6 million, $1.0 million and $0.3 million in 1997, 1996 and 1995, respectively, representing 4.5%, 6.4% and 6.3% of total product license revenues, respectively. The growth in cost of product licenses is directly attributable to the increases in product license revenues. The total cost of product license revenues as a percentage of revenues decreased during 1997 from 1996, due to economies of scale realized by producing larger volumes of product materials and an increasing number of customers reproducing licenses at their sites. We expect the cost of product license revenues to grow with license fee revenues, but to remain relatively constant as a percentage of product license revenues. However, if we enter into any royalty arrangements in the future, cost of product license revenues as a percentage of total product license revenues may increase.

      Cost of Product Support Revenues. Cost of product support revenues was $9.5 million, $4.2 million and $2.2 million in 1997, 1996 and 1995, respectively, representing 55.9%, 63.0% and 38.6% of total product support revenues, respectively. The increase in cost of product support revenues, both in dollar amount and as a percentage of 1996 product support revenues, was primarily due to the increase in the number of personnel providing consulting, training, and telephone support to customers and to the training and related costs associated with increasing personnel levels. Despite the increases in personnel and other costs in 1997, the total cost of product support revenues decreased as a percentage of revenues during 1997 from 1996, primarily due to increases in maintenance revenues without proportional increases in the cost of product support revenues. We expect to continue to increase the number of training and implementation consultants in the future, as well as technical support personnel. To the extent that our product support revenues do not increase at anticipated rates, hiring additional consultants and technical support personnel could increase the cost of product support revenues as a percentage of product support revenues.

      Sales and Marketing Expenses. Sales and marketing expenses were $30.5 million, $13.1 million and $3.0 million in 1997, 1996 and 1995, respectively, representing 56.9%, 57.8% and 30.6% of total revenues, respectively. The significant growth in sales and marketing expenses in 1997 was primarily due to increased staffing as we established new domestic and international sales offices and expanded our existing direct sales force, and to a lesser extent, increased commissions to sales representatives as a result of increased sales of software licenses and increased promotional activities relating to the announcement of certain product enhancements or releases. The growth in sales and marketing expenses in 1996 was primarily attributable to increased costs associated with developing a direct sales force, increased commissions to sales representatives due to increased sales of product licenses and increased marketing activities. We believe that in light of the relatively long sales cycle associated with decision support solutions and the recent emergence of the industry, it is critically important to gain market share among high-end customers. We have invested and will continue to invest heavily in sales and marketing in order to create better market awareness of the value-added potential of DSS products and to acquire market share. We believe that the dollar amount of sales and marketing expenses will continue to increase, but should probably decrease over time as a percentage of total revenues from the levels experienced in 1997 and 1996.

      Research and Development Expenses. Research and development expenses were $5.1 million, $2.8 million and $1.9 million in 1997, 1996 and 1995, respectively, representing 9.4%, 12.6% and 19.0% of total revenues, respectively. The growth in research and development expenses was primarily due to additional hiring of research and development personnel. In 1997, in accordance with SFAS No. 86, we began to capitalize research and development costs due to the significant increase in product development activities associated with the version 5.0 release of the DSS software product line. As a result, we capitalized $1.9 million of research and development costs in 1997. Expenditures for research and development costs prior to capitalizing software were $7.0 million in 1997.

      General and Administrative Expenses. General and administrative expenses were $6.6 million, $3.7 million and $2.4 million in 1997, 1996 and 1995, respectively, representing 12.2%, 16.6% and 24.5% of total revenues, respectively. The growth in general and administrative expenses was primarily the result of increased staff levels and related costs associated with the growth of our business during these periods. The decreases in general and administrative expenses as a percentage of total revenues in 1997 and 1996 were primarily due to the substantial increase in total revenues. Although we expect general and administrative expenses to continue to grow in the foreseeable future, such expenses are not expected to significantly vary as a percentage of total revenues in the future.

      Provision for Income Taxes. Prior to completing our initial public offering, we had elected to be treated as a Subchapter S corporation for federal and state income tax purposes. Under Subchapter S, our income was allocated and taxable to our individual stockholders rather than to us. Accordingly, no federal or state income taxes have been provided for in the financial statements predating the initial public offering.

      Our S corporation status terminated shortly prior to completion of the initial public offering. We are now subject to federal and state corporate income taxation as a Subchapter C corporation. As a result, we have adopted SFAS No. 109, "Accounting for Income Taxes." Had we been taxed as a C corporation, we would have recorded a net deferred tax liability of approximately $0.4 million as of December 31, 1997. As of December 31, 1997, we would have recorded a valuation allowance of $1.8 million, primarily against the net operating loss carryforwards in foreign jurisdictions. Our management has concluded that no valuation allowance is required on the domestic net deferred tax assets based on its assessment that current and expected future levels of taxable income are sufficient to realize domestic deferred tax assets. See Note 6 of Notes to Consolidated Financial Statements.

Recently Issued Accounting Standards

      As of September 30, 1998, we have adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which requires additional disclosures with respect to certain changes in assets and liabilities that previously were not required to be reported as results of operations for the period. In addition, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", was issued, which establishes standards for the manner in which public companies report information about operating segments, products and services, geographic areas and major customers in annual and interim financial statements. SFAS No. 131 will be effective for our filing on Form 10-K for the year ending December 31, 1998.

      In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which will be effective for our fiscal year 2000. This statement establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments imbedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. We believe the adoption of SFAS No. 133 will not have a material effect on the financial statements.

Quarterly Financial Results

      The following tables set forth the unaudited consolidated statements of operations data for the eight quarters ended September 30, 1998, as well as such data expressed as a percentage of total revenues for the periods indicated. This data has been derived from unaudited interim consolidated financial statements that, in our opinion, have been prepared on a basis consistent with the Consolidated Financial Statements contained elsewhere in this prospectus. We believe that these statements include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information when read in conjunction with the Consolidated Financial Statements and Notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period. See "Risk Factors--Quarterly Operating Results May Fluctuate Significantly."

                                                   Three Months Ended
                         -----------------------------------------------------------------------------
                         Dec 31,   March 31,  June 30, Sept 30,  Dec 31,  March 31, June 30,  Sept 30,
                          1996       1997       1997     1997     1997      1998      1998      1998
                         -------   ---------  -------- --------  -------  --------- --------  --------
                                                     (in thousands)
Consolidated Statements
 of Operations Data:
Revenues:
 Product licenses....... $ 4,696    $ 4,731    $8,134  $10,545   $13,191   $14,282  $16,245   $16,949
 Product support........   1,898      3,406     3,741    4,206     5,603     5,613    7,545    10,065
                         -------    -------    ------  -------   -------   -------  -------   -------
  Total revenues........   6,594      8,137    11,875   14,751    18,794    19,895   23,790    27,014
                         -------    -------    ------  -------   -------   -------  -------   -------
Cost of revenues:
 Product licenses.......     333        357       396      434       454       538      552       586
 Product support........   1,195      1,799     2,059    2,462     3,155     3,163    4,113     4,658
                         -------    -------    ------  -------   -------   -------  -------   -------
  Total cost of
  revenues..............   1,528      2,156     2,455    2,896     3,609     3,701    4,665     5,244
                         -------    -------    ------  -------   -------   -------  -------   -------
Gross margin............   5,066      5,981     9,420   11,855    15,185    16,194   19,125    21,770
Operating expenses:
 Sales and marketing....   4,663      5,292     7,036    7,872    10,268    10,828   12,005    12,926
 Research and
 development............     910        735       915    1,487     1,912     2,092    2,776     3,218
 General and
 administrative.........   1,482        895     1,270    1,998     2,389     2,563    2,600     2,941
                         -------    -------    ------  -------   -------   -------  -------   -------
  Total operating
  expenses..............   7,055      6,922     9,221   11,357    14,569    15,483   17,381    19,085
Income (loss) from
 operations.............  (1,989)      (941)      199      498       616       711    1,744     2,685
Interest income.........      11         --        17       37        40        47       84       551
Interest expense........     (56)       (61)      (93)     (48)     (131)     (237)    (264)     (120)
Other income (expense),
 net....................     137         (1)       (1)      (1)       (9)       21      (45)       (7)
                         -------    -------    ------  -------   -------   -------  -------   -------
Provision for income
 taxes..................      --         --        --       --        --        --     (577)    1,181
                         -------    -------    ------  -------   -------   -------  -------   -------
Net income (loss)....... $(1,897)   $(1,003)   $  122  $   486   $   516   $   542  $   942   $ 1,928
                         =======    =======    ======  =======   =======   =======  =======   =======
                                                   Three Months Ended
                         -----------------------------------------------------------------------------
                         Dec 31,   March 31,  June 30, Sept 30,  Dec 31,  March 31, June 30,  Sept 30,
                          1996       1997       1997     1997     1997      1998      1998      1998
                         -------   ---------  -------- --------  -------  --------- --------  --------
Percent of Total
Revenues:
Revenues:
 Product licenses.......    71.2%      58.1%     68.5%    71.5%     70.2%     71.8%    68.3%     62.7%
 Product support........    28.8       41.9      31.5     28.5      29.8      28.2     31.7      37.3
                         -------    -------    ------  -------   -------   -------  -------   -------
  Total revenues........   100.0      100.0     100.0    100.0     100.0     100.0    100.0     100.0
                         -------    -------    ------  -------   -------   -------  -------   -------
Cost of revenues:
 Product licenses.......     5.1        4.4       3.3      2.9       2.4       2.7      2.3       2.2
 Product support........    18.1       22.1      17.3     16.7      16.8      15.9     17.3      17.2
                         -------    -------    ------  -------   -------   -------  -------   -------
  Total cost of
  revenues..............    23.2       26.5      20.6     19.6      19.2      18.6     19.6      19.4
                         -------    -------    ------  -------   -------   -------  -------   -------
Gross margin............    76.8       73.5      79.4     80.4      80.8      81.4     80.4      80.6
Operating expenses:
 Sales and marketing....    70.7       65.0      59.3     53.4      54.6      54.4     50.5      47.8
 Research and
 development............    13.8        9.0       7.7     10.1      10.2      10.5     11.7      11.9
 General and
 administrative.........    22.5       11.0      10.7     13.5      12.7      12.9     10.9      10.9
                         -------    -------    ------  -------   -------   -------  -------   -------
  Total operating
  expenses..............   107.0       85.0      77.7     77.0      77.5      77.8     73.1      70.6
Income (loss) from
 operations.............   (30.2)     (11.5)      1.7      3.4       3.3       3.6      7.3      10.0
Interest income.........     0.2         --       0.1      0.2       0.2       0.2      0.4       2.0
Interest expense........    (0.8)      (0.7)     (0.8)    (0.3)     (0.7)     (1.2)    (1.1)     (0.4)
Other income (expense),
 net....................     2.1         --        --       --        --       0.1     (0.2)       --
                         -------    -------    ------  -------   -------   -------  -------   -------
Provision for income
 taxes..................      --         --        --       --        --        --     (2.4)     (4.4)
                         -------    -------    ------  -------   -------   -------  -------   -------
Net income (loss).......   (28.7)%    (12.2)%     1.0%     3.3%      2.8%      2.7%     4.0%      7.2%
                         =======    =======    ======  =======   =======   =======  =======   =======

      Our operating results have in the past varied and are likely in the future to vary significantly from quarter to quarter as a result of a number of factors. See "Risk Factors--Quarterly Operating Results May Fluctuate Significatly."


LIQUIDITY AND CAPITAL RESOURCES

      Since inception, we have primarily financed our operations and met our capital expenditure requirements through cash flows from operations and short- and long-term borrowings. We raised $48.6 million, net of expenses, from the initial public offering. At September 30, 1998 and 1997, we had $29.9 million and $3.5 million, respectively, of cash and cash equivalents.

      Cash flows provided (used) by operations were $(6.1) million and $5.3 million for the nine months ended September 30, 1998 and 1997, respectively. The decrease in cash provided by operations in the nine month period ended September 30, 1998 was primarily due to an increase in accounts receivable, offset by an increase in accounts payable and other accrued liabilities and a net operating loss in the nine month period ended September 30, 1997. Cash flows provided (used) by operations were $5.0 million, $0.9 million and $(0.3) million in 1997, 1996 and 1995, respectively. The increase in cash provided by operations in fiscal 1997 and 1996 was primarily due to an increase in deferred revenue and accounts payable, offset by an increase in accounts receivable and a net operating loss in 1996. The decrease in cash from operations in 1995 was due to an increase in accounts receivable offset by an increase in deferred revenue.

      Our investing activities used cash of $6.1 and $4.3 million for the nine months ended September 30, 1998 and 1997, respectively, and used cash of $7.9 million, $1.7 million and $0.5 million in the years ended December 31, 1997, 1996 and 1995, respectively. We used cash in investing activities principally for capital expenditures related to the acquisition of computer equipment required to support expansion of our operations.

      Our financing activities provided cash of $38.4 million and $0.9 million for the nine months ended September 30, 1998 and 1997, respectively, and provided cash of $4.6 million, $1.8 million and $1.1 million in 1997, 1996 and 1995, respectively. The principal source of cash from financing activities during the nine-month period ended September 30, 1998 was the initial public offering, in which we raised $48.6 million, offset by net principal payments on bank borrowings of $8.7 million. Prior to the initial public offering, our principal source of cash from financing activities was net borrowings from commercial lending institutions. In December 1996, we entered into a loan agreement with a commercial bank (the "Business Loan"). The Business Loan, as amended in September 1998, provides for a $5.0 million revolving line of credit for general working capital purposes. Borrowings under the Business Loan may not exceed 80% of eligible accounts receivable for the revolving working capital line of credit. The borrowings bear interest at the lender's prime rate or LIBOR plus 1.50% for the revolving line of credit. Borrowings under the Business Loan are collateralized by substantially all of our assets. In July 1998, we repaid all net borrowings under the Business Loan. As of September 30, 1998, no amounts were outstanding under the Business Loan. We have signed a commitment letter with the lender to expand the Business Loan to a $25.0 million revolving line of credit. Pursuant to the commitment letter, borrowings under the expanded revolving line of credit will bear interest at a variable rate equal to LIBOR plus 1.00% to 1.75%, depending upon the ratio of funded debt to earnings.

      We declared a $10.0 million dividend to our stockholders immediately prior to the initial public offering. The dividend was paid in the form of promissory notes (the "Dividend Notes"). The Dividend Notes have (1) a term of one year, (2) bear interest at the applicable federal rate for debt obligations having a maturity of one year, which was 5.46% as of September 30, 1998, and
(3) are payable in four equal quarterly installments. The Dividend Notes may be prepaid without penalty at any time at our option. We intend to repay the Dividend Notes from cash flows generated from operations, current available cash and cash equivalents. As of January 15, 1999, $7.5 million of the Dividend Notes had been repaid, of which $5.0 million had been repaid as of December 31, 1998, including repayments of $7.2 million to certain of our officers and directors.

      We believe that existing cash balances, the proceeds generated by the offering, the available borrowings under the Business Loan and the cash generated internally by operations will satisfy our working capital requirements for the foreseeable future.

                                    BUSINESS

      The following description of our business should be read in conjunction with the information included elsewhere in this prospectus. This description contains certain forward-looking statements that are based largely on our current expectations and are subject to a number of risks and uncertainties. Our actual results could differ significantly from the results discussed in the forward-looking statements as a result of certain of the factors set forth below and elsewhere in this prospectus.

Overview

      MicroStrategy is a leading worldwide provider of enterprise DSS software applications and related services. DSS Suite provides Global 2000 enterprise and other user communities with timely answers to mission-critical questions. It enables users to query and analyze the most detailed, transaction-level databases, turning data into business intelligence. In addition to supporting enterprise users, our products extend DSS applications beyond corporate boundaries to customers, partners, and supply chain constituencies. DSS Suite is deployed across a broad range of pull and push technology such as the Internet, e-mail, telephones, pagers and other wireless communications devices. Our DSS Suite also provides the technology foundation for the deployment of personalized, consumer-focused e-commerce applications.

Industry Background

      Online Transaction Processing; Construction of Data Warehouses. The development of the DSS industry has been made possible by the widespread implementation over the past ten years of online transaction processing systems which create large volumes of transaction-oriented data. Online transaction processing applications include standardized resource planning packages from vendors such as SAP, Baan, PeopleSoft, Oracle and J.D. Edwards, as well as custom and semi-custom systems which have been created to process transactions such as securities trading, bank deposit withdrawals, airline reservations, mortgage payments, wire transfers, retail sales, credit card payments and telephone billing.

      The transactional data created by online transaction processing systems is typically detailed and updated regularly, and has a short utility time horizon. In contrast, data required by decision support analysts are typically detailed, summarized and have a lengthy utility time horizon. In order to provide data to decision support analysts, relevant transactional data must often be extracted from online transaction processing systems, cleansed, encoded, summarized and uploaded into a database known as a data warehouse. Data warehouses have been developed in order to store the vast historical logs of transaction details generated from one or more online transaction processing applications. Data warehouses are substantially larger than the online transaction processing databases, as data warehouses contain a broader scope of transaction data spanning longer periods of time. The majority of Global 2000 enterprises have constructed or are constructing data warehouses to serve as an information foundation for analyzing and optimizing their business operations. Forrester Research predicts that the decision support market is projected to grow from $1.6 billion in 1998 to $3.6 billion by 2001.

      The Enterprise DSS Market Opportunity. The construction of data warehouses from online transaction processing applications has created the market opportunity for scalable, sophisticated and maintainable DSS applications that can extract highly useful business information from data warehouses. The mission of DSS applications is different from but complementary to that of online transaction processing applications. While online transaction processing enables companies to "do business" by processing transactions that are similar in nature, cost, frequency and complexity, DSS applications enable companies to "do business better" by allowing rapid, effective and comprehensive data analysis. Using online transaction processing applications, companies may mail proposals to prospects, bill customers, reverse fraudulent charges or book airline seats. In contrast, using DSS applications, companies may select prospect lists to receive direct mail, allocate inventory to sell to customers, identify potentially fraudulent charges or allocate airline seats among various travel routes. Business analysts often employ DSS applications to translate business questions into database-interpretable queries. DSS applications mathematically process query results to provide the business analyst with insightful answers to their questions. "Enterprise DSS" refers to applications designed to answer questions at all levels of detail, ranging from minute, operational questions to large-scale strategic assessments, targeted at all types of decision makers within an enterprise.

      Enterprise DSS applications help users address critical uncertainties affecting their business by answering highly focused performance questions. These questions vary by industry. Examples include:

       Retail. What products or groups of products should be sold? Where? At what price? How much shelf space should be allocated for specific products? How much promotion should each product receive? Which products sell well together? How much inventory should be carried? What are the primary customer characteristics?

       Banking & Finance. Who should be targeted for direct marketing efforts? What products are most likely to appeal to existing customers? How profitable are existing customers? Which customer groups are credit risks? What is the proper pricing strategy for a given set of financial products? How much fraudulent activity is occurring? How efficiently are underwriters and credit officers performing?

       Healthcare. What is the range of outcomes for a given treatment? How frequently is this treatment prescribed? Which drugs, hospitals, doctors, healthplans are most effective? Which patient groups are most at risk? How efficient and effective is a given technique for treating a specific illness?

      The promise of Enterprise DSS applications is to offer decision makers across a broad range of industries the opportunity to ask and answer mission-critical questions about their businesses using transactional data assets that have been captured but not exploited to their fullest extent.

      Factors Driving Enterprise DSS Development. Despite the significant promise of Enterprise DSS applications, until recently, a number of technical and cost constraints had impaired development of the DSS market. The increase in electronically captured and stored transactional data, together with recent advances in software, hardware and networking, have converged to help resolve these technical and cost constraints. Factors driving Enterprise DSS development include:

       Increased Electronic Capture of Transactional Data. Electronically captured data is critical to Enterprise DSS applications. In industries such as retail, telecommunications, financial services and healthcare, an increasing percentage of customer and supply chain transactions are captured and stored electronically. The rapid growth in the electronic capture of business transactions and the increased availability of related profile data on the parties or products involved in each transaction are providing a rich data foundation for the growth of Enterprise DSS applications.

       Improved Relational Database Management Software. Relational database management system technology has become accepted as the primary data storage and access platform for Enterprise DSS applications. Traditionally optimized for online transaction processing applications only, relational database management system technology has been improved specifically for DSS applications. Such improvements have removed many of the database size, manageability and query performance constraints that have traditionally made Enterprise DSS development difficult.

       Improved Performance-to-Price Ratio of Computing and Storage
Hardware. The widespread availability of scalable hardware from a variety of server vendors has produced significant improvements in server price and performance. In the early 1990's, building and managing databases of one to five gigabytes of stored data was considered typical. Over the past four years, symmetric multi-processing, or SMP, servers running Unix have achieved commercial acceptance, providing relational database management system vendors with the first non-proprietary hardware platforms capable of supporting enterprise-scale databases which considerably exceed five gigabytes. Based on a survey of 50 companies in the Fortune 1,000 published by Forrester Research, the average data warehouse was 132 gigabytes in 1997 and is expected to grow to 259 gigabytes by 1999. SMP servers have provided the capacity to store, index, aggregate, query and manage these large data volumes, and, because no one hardware vendor controls the market for these servers, the capacity is available on a cost-effective basis. Further developments, such as massively parallel processing servers, or MPP servers, are expected to provide substantial improvements in performance over SMP servers, and are also now becoming commercially available from a wide variety of hardware vendors.

       Improved Networking Protocols and Infrastructure. The emergence of protocols such as TCP/IP, HTML, ActiveX and Java, combined with commercially available servers and browsers supporting these protocols (collectively comprising the infrastructure of the Web), bandwidth, security products, authoring tools, administrative suites, access devices and third party expertise have substantially decreased the cost of deploying multi-user applications such as Enterprise DSS applications. The corresponding advances in usability, reliability, maintainability and connectivity have accelerated the commercial acceptance of Enterprise DSS applications by making such deployment less risky, less expensive and less time-consuming for information systems organizations.

      The Emergence of New DSS Applications. Synergies produced by the combination of improved database software, abundant computing power and efficiently connected networks are resulting in a dramatic increase in overall DSS market potential and growth rate. International Data Corporation projects that the market for Internet-related DSS applications will grow from $970 million in 1998 to $2.3 billion by 2001, and based on its survey of 50 Fortune 1,000 companies, Forrester Research estimates that 80% of the survey sample will have Web access to the databases by 1999. As these advances converge, the value of DSS applications (and therefore the size of information technology budgets which support their development) is being enhanced by increasing the number of users, the frequency of use and the importance of the information obtained and by transforming under-utilized data into revenue-generating assets, not simply measures for cost control. These advances are also increasing the size of the market by enabling entirely new types of applications to be deployed to new constituencies from the same central data warehouse. In particular, the following three new classes of DSS applications are becoming factors in the growth of the DSS market.

       Remote DSS. Remote DSS applications provide information to operational professionals throughout an enterprise and enable them to improve performance on a routine basis. Potential users include managers and other professional staff throughout the sales, marketing, manufacturing, logistics, finance, human resources and technology functions regardless of their geographic location. Although an enterprise rarely has more than a few hundred centralized analysts and executives for any given DSS application, the same enterprise may have thousands of remote enterprise users, spread across dozens, hundreds or even thousands of locations. For example, a Remote DSS application that profiles customers and provides relevant sales information allows account executives located across a business organization to identify problem accounts, discern abnormal trends in their territory and proactively manage sales calls.

       Supply Chain DSS. Supply Chain DSS applications allow and encourage trading partners to give preferential treatment to one another in exchange for greater certainty and visibility up and down their value chains. In order to obtain the information that enables this visibility and certainty, partners may want to offer more favorable terms, invest more in co-marketing, make available increased levels of supplies, provide more shelf space or pay higher prices. Potential users include a firm's vendors, distributors, partners, outsourcers, resellers and financing sources. The number of potential Supply Chain DSS application users can range from hundreds to tens of thousands. For example, a DSS application that provides access to retail sales information would be valuable to the manufacturers and distributors who stock the shelves within each store. This information can be used to design new products, refine marketing campaigns, develop optimal pricing schemes, rationally allocate inventory and proactively schedule factory production.


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

       Commercial DSS. Commercial DSS applications offer customers a new value-added information service that can result in improved pricing, greater market share, longer customer retention or a new revenue stream for the owner of the DSS application. Information systems have been successfully bundled with products and services over the past decade, although largely in the context of online transaction processing applications such as automated teller machines, voice response units and ticketing reservation systems. Those firms in the best position to exploit the opportunities of Commercial DSS applications include major banks, financial services, healthcare providers, retailers, publishers, utilities and travel service providers all of whom have large volumes of customers who must make intricate decisions on a routine basis. Many of these systems have the potential for hundreds of thousands, or even millions, of users. For example, healthcare providers that use DSS applications to offer outcome analysis for various combinations of patients, treatments, drugs, hospitals and doctors could provide patients with substantial peace of mind, possibly encouraging them to be treated by that provider.

       Consumer DSS. Consumer DSS applications enable organizations to present consumers with personalized services and product offerings based on a profile which may include past selections and purchases by those consumers or their peers. Consumer DSS applications use these profiles to deliver highly targeted product offerings and information services on demand via the Internet, or automatically via e-mail, telephones, pagers, and other wireless communications devices. By integrating these personalized services and product offerings with e-commerce applications, organizations can sell products and services, obtain consumer approval, or confirm the delivery of information. For example, a consumer could receive an e-mail from an online retailer two weeks before their nephew's tenth birthday offering to sell by return e-mail the top three selling toys for ten-year-olds in the nephew's town.

Challenges Facing Enterprise DSS Developers

      Notwithstanding the market potential for DSS applications, attempts to build and deploy Enterprise DSS applications have traditionally been hampered by a variety of factors, including the following.

      Optimal Query Generation Is Technically Challenging. Although Structured Query Language, or SQL, has been held out as a universal software standard to enable database queries, each relational database management system vendor has added extensions and created a SQL interpreter that favors certain queries. In many cases, the same SQL will not work against two different relational database management systems and in most cases, the same SQL will not be optimal for both. Changes in the relational database management system version, data warehouse design, query profiles or application requirements may require costly and time-consuming revisions to the SQL execution plans. Since relational database management system vendors are constantly seeking to gain competitive advantage for their particular database engine, severe maintenance demands have been imposed on those firms developing their own DSS applications that generate SQL directly against the relational database management system. Certain DSS tools force the designer to "hardwire" application logic directly against the logical database schema, resulting in either a "brittle" solution that may preclude any future enhancements to the database, a "crippled" solution that prevents many types of analysis from being implemented, or a "slow" solution because optimal query response requires dynamic repathing at runtime.

      Administrative Tools Are Lacking. Companies need to deploy a multitude of applications to a variety of constituencies, each with their own set of security and access privileges. These constituencies need to share the same data and application reporting objects, while using them to perform different tasks. Users also require tools for version control, customer billing, performance management and tuning, usage assessment, application maintenance and mass upgrades. Because the DSS market is relatively new and still developing, many of the administrative tools that are taken for granted in the online transaction processing market are still missing. Given the lack of management tools, it is quite challenging to scale up a workgroup application meant to serve a small, localized set of users into a family of DSS services.

      End-User Application Protocol Interfaces Are in Flux. Currently, users interact with their DSS applications through a variety of interfaces, including:

      . native Windows applications that are tailored to the power-user or analyst;

      .  executive information system interfaces;

      .  printed reports;

      .  Microsoft Excel add-in modules;

      . Web browsers supporting only HTML, Java, Active X or various combinations of these protocols;

      . custom interfaces constructed in Visual Basic, C++ or other programming languages;

      .  Microsoft Access; and

      .  other Microsoft Office applications, such as Word or PowerPoint.

      The optimal interface is a function of the user, its level of comfort with the DSS application, the client hardware and the client operating system. Since these factors are continually changing, it has been and remains unlikely that any dominant interface will emerge. Accordingly, DSS developers are required to develop applications that are compatible with a number of different application protocol interfaces, or APIs, without the emergence of clear standards. This interface flux introduces additional design, development, quality assurance and support requirements into the typical Enterprise DSS project.

      Certain DSS Toolsets Are Not Scalable. A number of DSS vendors have developed OLAP and hybrid OLAP database toolsets in an attempt to solve data warehouse design and query generation challenges. In contrast to relational OLAP technology, OLAP and hybrid OLAP solutions require the creation of intermediate data caches or proprietary, non-relational database management systems that provide the basis for their analytical capabilities. These proprietary databases have traditionally been optimized for the type of summary analysis that a financial auditor or executive would find valuable in the context of a planning/budgeting review, and their design reflects explicit trade-offs between performance, simplicity, power and flexibility. Due to the rapid increase in the size of decision support databases in recent years, the design constraints of OLAP and hybrid OLAP architectures have become increasingly visible. For example, these "solutions" may truncate the range of schema designs (which are the physical and logical models of how the data should be stored within a database), limit data volumes, limit the breadth and richness of a data set and require indexing, consolidating, caching and loading schemes that are prohibitively expensive for Enterprise DSS applications.

      Published benchmarks of OLAP vendors have seldom attempted to analyze more than one gigabyte of input data. However, market research suggests that the typical data warehouse contains in excess of 100 gigabytes of input data. Thus, while very well suited for solving certain decision support problems, many currently available OLAP toolsets are optimized to analyze datasets which are two orders of magnitude smaller than those required for Enterprise DSS applications.

      Existing DSS Tools Lack Features. Multi-dimensional analysis performed on a large, relatively amorphous relational database management system can prove quite challenging due to the stresses placed on the application server, network and client interface during the analytical process. The tools typically used for DSS application development have been designed to satisfy a lowest common denominator requirement-- making certain assumptions about the volume and nature of the data along with the complexity of analyses in order to simplify the engineering challenges. Most do not allow the designer the ability to articulate the sophisticated queries necessary for granular transaction-level analysis (such as fraud detection, market basket analysis, call detail analysis, database marketing, credit analysis and patient outcomes analysis). Others lack object-based development environments, preventing developers from reusing standard application logic. DSS tools may limit the range of dimensionality, attribute richness, hierarchical choices, and filtering options available to the end-user. They may lack advanced analytical capabilities such as rankings ("top 10 vendors by department"), decilings ("bottom quartile of customers in sales"), time-based calculations ("percent change over the same period last year") and multi-dimensional calculations ("product contribution to division profitability"). Many tools also lack sophisticated SQL generators and are forced to rely upon intermediate data caches that are created on the desktop or application server in order to perform their analysis. These caches create network and CPU bottlenecks which prevent the execution of certain queries and slow the performance of the MPP and SMP servers storing the database.

      The Existing Relational Database Management System Market Has Been Fragmented. We believe that the data warehouse market has been fragmented. Supporting the multiplicity of relational database management system APIs, as well as the interface APIs, is difficult without incurring significant sacrifices in functionality and scalability. Global 2000 enterprises, value added resellers, data syndicators, original equipment manufacturers and system integrators require DSS platforms that run well against relational database management system platforms such as Oracle, Informix, Sybase, Tandem, Teradata, IBM's DB2/390, DB2/400 and DB2/UDB and Microsoft's SQL Server and Access. Providing this portability may not be desirable or even possible for DSS vendors that have a disproportionately large investment in one of the competing relational database management system standards. Even DSS vendors which claim to be "open" often have not invested the resources necessary to provide scalable performance against each of these databases.

      Essential Enterprise DSS Services Are Scarce. Most relational database management system vendors have tended to design their products for online transaction processing performance, rather than DSS performance. As the data warehousing market began to grow, the vendors of these products have added features and modified their core products in order to better serve the needs of the DSS product user. However, as a database grows in depth and breadth, and the queries become more sophisticated, it has proven increasingly difficult to create high-performance database designs that properly balance performance, functionality and maintainability requirements. Designs can vary based upon the nature of the relational database management system platform, server hardware, network, client hardware, data set, user constituencies and query profile. The complexities of data warehouse design have created a critical, but largely unmet, need for Enterprise DSS services, including:

      .  data warehouse design education;

      .  DSS application design education;

      .  end-user DSS usage education;

      . data warehouse consulting to assist with hardware selection, relational database management system selection, network and database tuning, database design and project management;

      . DSS consulting to assist with metric, filter and report definition and development; and

      . telephone, Web-based and on-site support from professionals that understand Enterprise DSS products.

      Successful Enterprise DSS developers must be able to quickly resolve problems that arise in a heterogeneous environment consisting of multiple hardware servers, database servers, application servers, networks, APIs and client hardware devices from multiple vendors.

The MicroStrategy Solution

      Through DSS Suite, we offer a comprehensive set of products and services that function as a platform for developing and deploying Enterprise DSS applications. Our software is designed to address the requirements of DSS application developers who are required to create scalable, portable and highly functional systems. DSS Suite frees application developers from the need to divert scarce resources to the technical and system integration challenges that are common across every industry. Instead, developers are able to focus on solving the business critical analytical problems unique to their particular industry. The advantages of DSS Suite include:

      Extremely Powerful Analytics to Transaction-Levels of Detail. DSS Suite offers support beyond summary and detail queries to include queries at the most detailed level. This feature is critical to a wide range of applications, including call detail analysis, market basket analysis, fraud detection, credit analysis and campaign management. DSS Suite supports analysis ranging from ten attributes to 10,000 attributes, as well as support for sophisticated multi-dimensional qualities (for example, weather, loan status or promotional flags) and many-to-many relationships (such as colors and features). This sophistication allows the creation of granular, transaction-specific DSS applications that provide insight into customer behavior. Examples of the difference between "Summary" and "Detail" questions (which many DSS tools can offer) and "Transaction" level questions (where we believe we hold a distinct advantage over our competition) are illustrated below for a typical retailer:

      Summary:     What were sales by department for the month of January?
      Detail:      What were sportswear item sales and costs by store for
                   Mondays in January?
      Transaction: What were sales and costs for the top five selling items in
                   January? What were the five items most often purchased with each of those items, and what is the typical customer
                   profile of individuals who buy these items by age, gender
                   and income bracket? What percentage of profits are derived from the five items associated with our best sellers?

      Applications built with DSS Suite can access volumes of data ranging from a few megabytes to terabytes. Using DSS Suite, our customers have successfully deployed DSS applications with terabytes of data, thousands of attributes, and billions of rows of detail. This scalability is accomplished with support for very large database schemes, a three-tier architecture with support for query governing and asynchronous execution and a relational query engine that intelligently leverages the relational database management system server, thereby avoiding any middle tier or client caching bottlenecks.

      Optimized Support for All Major Relational Database Management System/Hardware Combinations. DSS Suite supports all major relational database management system platforms commonly used for Enterprise DSS applications with SQL-optimizing drivers that contain hundreds of optimization rules. DSS Suite has been designed to take into account the strengths, weaknesses and idiosyncrasies of each database's SQL interpreter so that queries are made as efficiently as possible. Databases supported by DSS Suite include Oracle, Informix, Sybase, Teradata, Tandem, SQL Server, DB2/390, DB2/400, DB2/UDB, MS Access, Adabas D and Dbase. The databases can be run on platforms that support Unix, MVS, OS400, Windows NT Windows, Tandem NonStop and OpenVMS and that include hardware from companies such as Compaq, NCR, IBM, Sun, Sequent, Hewlett-Packard, Pyramid, SNI, Data General and SGI. Although our DSS solutions allow the core database component to reside on nearly all enterprise server hardware and operating system combinations (Mainframe, AS/400, Unix, Windows NT, Windows), our application server component currently runs only on the Windows NT operating system. Therefore, our ability to increase sales of our products may depend on the continued acceptance of the Windows NT operating system.

      Applications Deployable to Multiple Types of Users with Full Interface Flexibility. DSS Suite enables developers to create DSS applications in a modular fashion and to deploy common components across the enterprise in a variety of different forms without redundant coding. The same report logic can be tailored for different constituencies such as non-computer users, company executives, spreadsheet analysts, operations personnel, novices, power users, suppliers, customers and consumers. Applications developed using DSS Suite will simultaneously run the following interfaces:

      .  Internet Explorer with HTML, optional Java and ActiveX modes;

      .  Netscape Navigator with HTML, optional Java and ActiveX modes;

      . DSS Agent analytical interface on Windows 98, Windows 95, Windows NT, Windows 3.1, Win-OS/2;

      . DSS Executive information systems on Windows 98, Windows 95, Windows NT, Windows 3.1, Win-OS/2;

      .  Microsoft Excel on Windows; and

      . Custom applications developed using Visual Basic, Visual Basic for Applications, Visual C++, combined with DSS Objects on the Windows platform.

      Support for Large Numbers of Users in Flexible Configurations. Our technology allows applications built with DSS Suite to be deployed to very large user populations--to tens of thousands for interactive analysis systems, and to millions with DSS Broadcaster. DSS Suite fully leverages the parallel processing and clustering features of the underlying relational database management system. Applications can be run in the following modes:

      .  stand-alone and untethered on a single laptop;

      .  local area network with direct connection to the database server;

      . wide area network, or WAN, with a high-speed connection to the application server, which in turn connects to the data warehouse server via a slower speed WAN;

      .  Internet via DSS Web and a standard browser; and

      . remote, using DSS Web combined with wireless modems or satellite link-ups.

      DSS Suite offers a wide variety of features to support international deployment, including modular language support and support for many international character sets.

      Full Range of Services Necessary for Enterprise DSS Success. We offer a full range of support services to ensure the success of our customers. During the "proof of concept phase," our consultants assist with application prototyping, infrastructure assessments, feasibility studies and provide overall Enterprise DSS architecture guidance. Our educational courses, such as "Introduction to DSS and Data Warehousing", provide the customer's information system professionals with a framework for planning and managing the process during this concept stage. During the data warehouse "construction phase," our consultants provide project oversight and data warehouse design services, while our educators teach courses such as "Data Warehousing--Data Modeling and Design" to the customer's information system professionals. In order to support the "full-scale development phase," our consultants assist with end-user requirements analysis, DSS application design, project management and quality assurance. Our educators offer courses in DSS design and development and certify DSS development professionals. During the "deployment phase," our consultants offer end-user support, system administration, performance tuning and troubleshooting assistance. Our educators teach courses in Enterprise DSS management and administration. Throughout all phases, our support staff provides online support for databases and system utilities over the Web, along with hotline telephone, fax and e-mail support. Our support engineers are fully certified DSS engineers, capable of debugging client/server networks, providing relational database management system configuration and tuning guidance, offering data warehouse design support, DSS application development support, and are fully certified in the installation, configuration and usage of our products. In the event that technical issues cannot be resolved remotely, our field engineers are dispatched on location to ensure the customer's success in implementing our product.

Strategy

      Our objective is to become the world's leading provider of DSS products and related services implemented by Global 2000 enterprises. Our strategy for achieving this objective includes marketing, technological and sales dimensions.

      Marketing Strategy--Create Widespread Demand for Decision Support Services. Our marketing strategy focuses on communicating the possibilities for value creation that new DSS technology offers to data content owners and other potential users. Organizations that have accumulated substantial data assets are frequently unaware of the "resonance" these data assets may have both within and outside their enterprise--i.e., the extent to which decision makers may benefit from the ability to query and analyze data assets in diverse, sophisticated and spontaneous ways. In other cases, there is a clear latent demand for information, but organizations are unaware that the tools now exist to facilitate the creation of "industrial strength" DSS applications that can satisfy this demand. Accordingly, our marketing strategy is primarily educational, seeking to create demand for DSS applications among the broadest possible set of decision makers, while at the same time providing a clear technology solution to the information technology professionals who are charged with building these applications. We believe that the future of decision support is "Query Tone," a cue signaling the availability of information on demand. We seek to position DSS application services as a utility, comparable to water, electricity, telecommunications and radio, to be relied upon daily by individuals in both their professional and personal lives.

      A principal theme of the Query Tone concept involves appealing to the individual's "need to know." We believe that Query Tone will ultimately enable knowledge workers to pose questions against databases that they previously had thought were impossible to ask:

      .  How loyal are my customers?

      .  In which geographic areas are they concentrated?

      .  What are their demographic characteristics?

      .  How should marketing funds be allocated?

      .  To which customers should sales efforts be targeted?

      Consumers may similarly benefit from Query Tone's interrogatory potential:

      .  How much money is in my bank account?

      .  What is my stock portfolio worth?

      .  Is someone using my credit card fraudulently?

      .  Which hospital has the best safety record for elective surgery?

      .  Which vacation resorts have the most loyal customer base?

      We believe that Query Tone will become as commonplace as the dial tone, the universally recognized cue signaling the availability of telecommunications services on demand. We believe that Query Tone will provide data content owners with a business opportunity that allows them to differentiate their current offerings, capture new revenue streams, increase market share and ensure the continued loyalty of existing customers.

      Technology Strategy--Provide a Scalable, Sophisticated and Maintainable DSS Platform. Our technology strategy is to provide scalable, sophisticated and maintainable solutions that support the relational database management system platforms maintained by the major vendors in the very large database segment of the data warehouse market, including IBM, Oracle, NCR, Compaq, Informix, Sybase and Microsoft. Through our commitment to cross-platform flexibility, we are improving our competitive position vis-a-vis larger data warehouse developers by exploiting the reluctance of the major vendors to provide optimal support for each other's platforms and protocols. We intend to further differentiate our product offerings by increasing functionality along the key dimensions of:

      . capacity--the volume of information that can be efficiently analyzed;

      . concurrency--the number of users which can be supported simultaneously;

      . sophistication--the range of analytical methods available to the application designer;

      .  performance--the response time of the system to user queries;

      . schema flexibility--the range of DSS and online transaction processing databases which the software is capable of efficiently querying without modification;

      . maintain ability--the ease with which applications can be deployed, modified, upgraded and tuned;

      . interface flexibility--the number of interface options and display features supported; and

      . robustness--the reliability and availability of the software in mission critical environments.

      Sales Strategy--Acquire Market Share Among High-Volume Data Content Owners. Our sales strategy focuses on building direct sales infrastructure and relationships with indirect channel partners that are each targeted toward acquiring market share among high-volume data content owners both domestically and abroad. We believe that in many data-rich industries, including retail, financial services and healthcare, a relative handful of large firms control a disproportionate share of the data assets that have widespread business applications both within those firms and throughout the larger economy. We also believe that in light of the relatively long sales cycle associated with acquiring DSS products and the recent emergence of the DSS industry, it is critically important to gain market share with the firms that have "resonant" data assets and that have the highest potential to attract large numbers of decision makers. We are aggressively targeting key departments within these firms that can be expected to help spread demand for our DSS solutions across the enterprise as a whole. We are also expanding our active consulting practice to enable ongoing customers to maximize the value of their investment, as well as a support function to ensure that current customers have access to our field engineering and tele-support. Finally, we are expanding our education program to enhance our potential customers' and channel partners' understanding of the power of DSS applications.

Products

      As illustrated by the following diagram, DSS Suite enables the access to and analysis of information stored in large relational databases through various access devices. DSS Suite provides the decision support infrastructure and products used to implement three categories of applications:

      .  internal corporate information solutions;

      .  business-to-business information solutions; and

      .  business-to-consumer information solutions.


                     [GRAPHIC OF DSS SERVER APPEARS HERE]


      Relational Online Analytical Processing Server

       DSS Server--High Performance Server for Analysis of Very Large Databases. DSS Server provides multidimensional analysis against our broad array of supported relational database management systems, including Oracle, Informix, DB2, Tandem, Sybase, SQL Server and Teradata. In order to optimize DSS application performance, DSS Server also contains our High Performance Drivers, a set of optimization rules built into our relational OLAP Engine that tunes the SQL generated by DSS Server for superior query performance against the target data warehouse relational database. Specifically designed for enterprise and commercial data warehouse applications, DSS Server scales to meet the decision making requirements of thousands of users accessing terabytes of information. DSS Server provides a sophisticated array of enterprise-critical management tools such as caching of frequently accessed data sets and query governing to streamline performance and batch job scheduling. DSS Server also has built-in multi-threaded user and queue management for load balancing. With this broad set of management tools, organizations have the flexibility to tailor their DSS architecture to work optimally within their business environment.

      DSS Server also has the capability to create dynamic relational data marts to create summary tables within the data warehouse for improved performance and to pull subsets of the data warehouse into another relational data store for focused analysis.

      Large-Scale Deployment Servers

        DSS Web--Interactive Analysis Environment for the World Wide Web. DSS Web extends the information access and analysis capabilities of DSS Server to any Internet- or intranet-connected user with a Web browser. Using the DSS Web infrastructure, corporations can rapidly implement systems that allow local and remote users to develop and access business reports that contain information from a relational database.

        DSS Web provides a broad array of options for viewing information sets, such as spreadsheet grids and a wide variety of graphs. Through DSS Web's exception reporting capabilities, users receive key elements of a report in easily interpretable, plain English messages. DSS Web also allows users to drill dynamically to a lower level of detail to view the underlying information or to create and save new analyses. For sensitive information, DSS Web's security plug-ins allow businesses to extend the standard security functionality with additional user authentication routines.

        DSS Web includes an API that allows businesses to customize, integrate and embed DSS Web functionality into other applications. For example, a data syndicator for healthcare information could utilize DSS Web with a customized interface to sell access to this information to HMOs, hospitals, and pharmacies.

        DSS Broadcaster--Personalized Information Broadcast Server. DSS Broadcaster is a powerful information broadcast server designed to be capable of delivering personalized messages to many thousands of recipients via e-mail, fax, pager and mobile phone. DSS Broadcaster sends personalized information to subscribers at pre-defined intervals when business metrics exceed pre-defined thresholds. Continually monitoring business conditions ensures that the appropriate information is delivered when it is required. DSS Broadcaster's support for consumer devices delivers information where it is most convenient, improving productivity by eliminating the need for users to actively log onto a dedicated information analysis application.

        DSS Broadcaster provides both a platform for distributing information throughout the corporate enterprise and an infrastructure to implement information products and services over the Internet to target a broader community. For example, a retailer will be able to offer suppliers a subscription to a set of services that delivers product performance information to a supplier's fax machine or e-mail.

        DSS Broadcaster reduces information overload and helps security requirements by automatically customizing the contents of broadcast messages for each individual subscriber. Microsoft Excel enclosures and embedded hyperlinks to DSS Web products provide access to the underlying details for further, interactive analysis.

      Advanced Analysis And Applications Development Interfaces

        DSS Agent--Desktop Environment for Sophisticated Analysis and Development. DSS Agent is a desktop product that allows users to ask sophisticated business questions against relational databases. DSS Agent provides a broad range of business reporting views, including spreadsheet grids, a wide variety of graphs, mapping, and presentation-quality report writing. DSS Agent provides an advanced set of analytical capabilities such as rankings, deciles, time-based calculations and multi-dimensional calculations. The information filtering capabilities provided by DSS Agent enable users to specify in plain English precisely which constraints they wish to apply to the targeted information, allowing them to ask questions such as: "What are the sales in Boston on weekends in June for customers who are single, earn more than $30,000 per year and increased their purchases by 15% over last year?" Once users have run a business report, DSS Agent provides capabilities for analytical follow-up such as successively interjecting new information into the report, and drilling throughout the user's business information. DSS Agent's intelligent agents and alerts also allow users to take actions by automatically scanning the data warehouse and highlighting exception areas.

      DSS Agent's filtering, reporting and analytical capabilities provide users with the ability to scan through transaction-level detail in their data warehouse and perform sophisticated market basket analyses. Through DSS Agent's ability to build a sophisticated analytical report, users can understand what products sell well together and whether or not that combination of product sales is more or less profitable than the average market basket of products sold. All reports and analyses developed with DSS Agent can be distributed via the Internet with DSS Web and by e-mail, fax, pager, and mobile phone with DSS Broadcaster. The sample retail report in the figure below illustrates DSS Agent's powerful reporting capabilities.


                 [GRAPHIC OF DSS AGENT SCREEN APPEARS HERE]


        DSS Objects--API for Custom Application Development. DSS Objects is a development tool for building customized applications on top of DSS Server. Specialized applications (such as forecasting, category management, scenario analysis, and budgeting) and applications that tightly integrate DSS with online transaction processing are easily developed in Visual Basic, Visual Basic for Applications, Delphi, and Visual C++. DSS Objects allows systems integrators, value added resellers, in-house application developers and vertical solution providers to develop customized relational OLAP applications.

        DSS Objects also is packaged with an Excel add-in that enables relational OLAP analyses to be conducted directly within Microsoft Excel for those end-users who wish to use Excel as their analytical front-end interface. The Excel add-in allows users to run reports against the data warehouse and conduct follow-on analyses on that data through the use of the drill everywhere capabilities included in the Excel add-in.

      Application Development And Management Tools

        DSS Architect--Tool for Rapid DSS Development. DSS Architect is a tool for implementing information analysis applications on top of a relational database management system. DSS Architect creates a set of business definitions and rules based on the underlying structure of the relational database. Users of applications such as DSS Agent, DSS Objects, DSS Web, and DSS Broadcaster can use these business definitions to ask questions and conduct analysis of information in the database. DSS Architect is highly automated and is based on an open, flexible metadata architecture, which greatly reduces the cost and time required to implement and maintain systems.

        DSS Executive--Object-Based Executive Information Systems Development Tool. DSS Executive is a design tool for developing Executive Information Systems or briefing books that provide high-level users with a series of views that describe their business. Once briefing books are created, end users can access them by running DSS Agent in Executive Information Systems mode. These systems are easily implemented on top of any DSS Agent application by simply compiling sets of analyses into dynamic pages that immediately focus users on their key business drivers.

        DSS Administrator--Management and Monitoring Tools for Enterprise Deployments. DSS Administrator provides a complete set of tools for managing and monitoring large-scale decision support applications. System monitoring capabilities provide the information needed to tune systems for high performance and availability. The user and object management functionality provided by DSS Administrator enables organizations to maintain enterprise systems supporting thousands of users.

      DSS Administrator's Billing module provides the infrastructure needed to implement billing systems for Internet-based information services. The Billing module can be used to track system usage and generate the reports needed to charge users of an Internet-based information service.

Customer Case Studies

      The following case studies illustrate the application and implementation of our products and related services by certain of our customers.

      Hallmark. Hallmark is a leader in the greeting card industry.

       Representative Questions. Which type of retail outlets are over-stocked for a particular Hallmark greeting card? Should Hallmark change its marketing campaign strategy before shipping more cards from its distribution center?

       Problem. With over 40,500 domestic retail outlets and 40,000 products, Hallmark faces an enormous challenge in monitoring the inventory of its individual stores. The company's ability to track inventory and to determine which retail outlets are over-stocked or under-stocked for particular greeting cards has important implications with respect to marketing, distribution and development decisions. To address these challenges, Hallmark sought out a software system that would allow managers, product analysts, and high-level executives to access over one billion rows of transaction level and product level data. The company needed a system that could run against a variety of platforms and relational databases, provide a single tool with the capability to build point-of-sale and financial reporting applications, support complex data drilling, and offer an intuitive, easy-to-use executive interface.

       Solution. By combining several different products from DSS Suite, Hallmark created a DSS system that enables Hallmark personnel, from product analysts to high-level executives, to utilize previously inaccessible information. For example, using the system, product managers can quickly analyze detailed point-of-sale data to determine the profitability of new products. By making strategic decisions based on this information, product managers can eliminate poorly selling products from the development cycle. Additionally, reports of actionable trends at the end of each business day provide critical information that managers use to make inventory decisions which help avoid out-of-stock and over-stock situations. As a result, the system has reduced product development time and improved product performance and inventory management.

      La Caixa. La Caixa is the largest Spanish financial institution and one of the largest savings banks in Europe.

       Representative Questions. How many customers does La Caixa have with current account balances greater than five million pesetas? Which customers have at least one credit card and what is the distribution of these customers by age and income?

       Problem. Like many large banks with a diverse customer base, La Caixa prefers to target-market specific products to those groups of customers who, based on demographic and other information, would most likely benefit from such products. In order to achieve this objective, the bank's product managers and financial analysts needed a software system that would enable them to access and analyze approximately one terabyte of detailed customer information, and which was scalable to several terabytes of data. This system had to provide high performance access to La Caixa's existing database, allow for intranet database access to enable executives to analyze predefined reports and offer a low maintenance solution for the company's information technology department.

        Solution. Using DSS Suite, La Caixa enabled more than 250 bank managers to analyze over 15,000 customer characteristics to define market segmentation, understand product profitability, monitor cash flow and analyze the loan risk of customers of the bank's 3,500 branches. Such powerful analytic capabilities have enabled La Caixa to improve the effectiveness of its marketing campaigns and reduce the risk in the personal loans it grants. Additionally, executives now can view high level reports through their intranet interface, creating a cost effective and low maintenance solution.

      Source Informatics, a subsidiary of National Data Corporation. Source Informatics is a leading data solutions and information provider to the healthcare industry.

       Representative Questions. To what degree was a specific company's market share affected when the patent expired on its most successful drug? Who are the top 100 prescribers of Amoxicillin in Manhattan?

       Problem. Source Informatics collects information on approximately 130 million claims per month from a number of the largest pharmacies across the United States and on 2.8 billion prescriptions from 893,000 doctors. In the past, this information was distributed through a limited number of channels to a narrow set of large pharmaceutical companies. As a result, Source Informatics was not utilizing the full potential of its data warehouse. The Web made it possible to allow new mass markets to access the information in its data warehouse. In order to realize this possibility, National Data needed to implement a system that would deploy a multitude of analytical applications to a large number of customers simultaneously, where each of these customers requires a different set of security and access privileges. Such a system had to analyze multi-terabytes of data, handle many concurrent users and provide the high levels of customized analytic complexity.

       Solution. Source Informatics looked to our DSS Suite, particularly DSS Web, to develop and implement a creative solution to its problem. The diagram below illustrates how we addressed Source Informatics' needs. Using various components of the DSS Suite, Source Informatics divides its multi-terabyte data warehouse into focused subsets of information which are then offered to specific target markets. Customers who do not need all the raw data now leverage these information subsets via the Web on a subscription or a per-access basis. The DSS Administrator component of the DSS Suite is then used to administer and monitor usage patterns of potentially thousands of users, creating a complete analysis, distribution and maintenance system. As a result, Source Informatics is able to leverage its data warehouse via the Web to reach a larger set of paying customers who can now answer their questions using empirical data.


             [GRAPHIC OF DATA WAREHOUSE FLOW CHART APPEARS HERE]


Professional Services And Customer Support

      DSS Consulting--Data Warehouse And DSS Implementation Service. DSS Consulting is dedicated to providing clients with the DSS industry's most focused data warehouse and DSS implementation expertise. Our QuickStrike program, a consulting program for organizations who have already committed to a DSS development effort, includes ten working days of consulting provided by an experienced MicroStrategy data warehouse DSS expert at a client's facilities. Our consultants contribute to the success of Enterprise DSS projects by providing services such as:

      .  DSS application design, development, test and deployment;

      . data warehouse design, population, development, tuning, and maintenance;

      . system integration project planning, methodology and audit oversight; and

      . custom application design, development and implementation methodology for those who wish to develop applications with proprietary interfaces using DSS Objects.

      DSS Education--Data Warehouse and DSS Implementation Methodology. We offer training courses to provide current and potential customers with an effective way to learn about decision support systems and data warehousing. These courses have been developed and are taught by senior MicroStrategy consultants with years of experience designing and implementing data warehouses and DSS solutions. Our training curriculum includes:

      .  Introduction to DSS and Data Warehousing;

      .  Data Warehousing, Decision Support and the Web;

      .  Advanced DSS Functionality and Architecture; and

      .  Data Warehousing--DSS Modeling and Design.

      DSS Support--Hotline, Knowledge Base and Field Engineering Services. We provide full product implementation cycle support for Enterprise DSS development and deployment through a variety of channels, including a Web-accessible knowledge base, a telephone hotline, e-mail and fax. Our support engineers are capable of providing client/server configuration assistance, data warehouse design support, DSS application development assistance, relational database management system tuning and configuration assistance and installation, configuration, tuning, and usage support for all of our products. Our support engineers maintain close relationships with the development centers of the major relational database management system providers in order to quickly resolve very large database performance issues that arise from the interaction between DSS and relational database management system software. In the event that it is not possible to troubleshoot an issue remotely, our field engineers are available to be dispatched directly to a client site to isolate and solve problems locally. Our support personnel are capable of providing mission critical support and will interface on behalf of the customer with the relevant very large database and relational database management system providers to address incompatibilities, particular to a given configuration, that are impairing the successful deployment of our DSS applications.

      The diagram set forth below illustrates the complete range of our consulting, education and support services.


          [GRAPHIC OF DATA WAREHOUSE/DECISION SUPPORT APPEARS HERE]

Customers

      We provide DSS products and related services that can support thousands of users in multiple countries, speaking different languages and working with different currencies. We have over 690 customers, spread across a variety of major industries. A representative list of the firms that since January 1, 1996 have purchased over $250,000 of our products and services is as follows:

Banking & Finance         Telecommunications         Consumer Packaged Goods
 Banco Santander           Ameritech                  Beverage Data Network
 Bank of America*          AT&T Wireless Services     Brown & Williamson
 CIBC                      Bell Atlantic*             Estee Lauder
 Fannie Mae*               Bell South*                Hallmark*
                           Concert Management         Heublein
 First Data Corporation*     Services                 Ralston Purina
                           MCI WorldCom               S.C. Johnson Wax
 First Union Corporation*  Pacific Bell*              U.S. Borax
 First USA Bank            Sprint*
 Freddie Mac*
 GE Capital*                                         Technology
 Royal Bank of Canada*    Pharmaceutical &            IBM Corporation*
 Societe Generale            Healthcare               Nielsen Media Research
 The Provident Bank        Cardinal Health            NCR
 Visa International        Glaxo Wellcome*            Oculus
                           MedPartners                Perot Systems*
                           Merck/Medco                Tandem Computers*
Retail                     Premier                    Western Digital*
 Asda Stores*              Smithkline Beecham
 B & Q*                    Warner Lambert
 Bear Creek*                                         Manufacturing &
 Best Buy*                                             Industrial
 Comet                    Grocery & Pharmacy          Allied Signal
 Dayton Hudson             American Stores*           DuPont
 Elder Beerman             Associated Food Stores     Exxon Chemical
 Federated Systems Group*  CVS Pharmacy*              General Motors
 Kmart*                    Eckerd Corporation*        Koch Industries
 Kohl's Department Stores  Food Lion                  Lexmark
 LCBO                      Hannaford Brothers         Monsanto*
 Littlewoods*              Harris Teeter              Nissan
 Liz Claiborne*            Marsh Supermarkets         Samsung*
 Marks & Spencer*                                     Shaw Industries
 Payless Cashways
 Payless Shoesource*      Insurance
 ShopKo*                   Commercial Union          Other
 The Burton Group*           Insurance                London Electric
 The Limited*              National Heritage          Penn Traffic
 Victoria's Secret           Insurance*               The SABRE Group*
 Woolworth's*              Nationwide Insurance       Universal Studios*
                           USAA*                      US Air Force


* Indicates that customer has purchased more than $500,000 in products and services since January 1, 1996.

Sales and Marketing

      Direct Sales Organization. We market our software and services primarily through our direct sales force. As of December 31, 1998, we had domestic sales offices in Atlanta, Bedminster, Boston, Chicago, Cincinnati, Dallas, Denver, Detroit, Kansas City, Los Angeles, Minneapolis, New York City,

San Francisco, Seattle, Tampa and Washington, D.C., and international sales offices located in The Netherlands (Amsterdam), Spain (Barcelona and Madrid), Germany (Cologne), the United Kingdom (London), France (Paris), Austria (Vienna), Italy (Milan) and Canada (Toronto). We are represented by distributors in countries in which we do not have sales offices, including Australia, Brazil, Chile, Colombia, the Czech Republic, Finland, Greece, Ireland, New Zealand, Singapore, South Africa, South Korea and Sweden.

      Indirect Sales Channels. We have entered into relationships with more than 150 system integration, application development and platform partners whose products and services are used in conjunction with our own. Agreements with these partners generally provide them with non-exclusive rights to market our products and services and allow access to our marketing materials, product training and direct sales force for field level assistance. In addition, we offer our partners product discounts. By using indirect sales channels, we obtain favorable product recommendations from the leading system integration, application developers and platform partners, thereby increasing our market coverage. We also believe that such indirect sales channels allow us to leverage sales and service resources, marketing and industry specific expertise to expand our user base. We are not dependent upon any single third party partner or small group of partners, the loss of which would have a material adverse effect on us.

      Value-Added Resellers. Value-added resellers who resell DSS Suite bundled with their own Enterprise DSS application and/or syndicated data products include:

Retail                   Pharmaceutical            Finance
 AC Nielsen               Concepts Dynamics         American Management
 Consist                  IMS America                Systems
International             IMS Canada                Databasics
 FourGen Software         Source Informatics        PaySys

 ICL Retail Systems      Telecom                   Cross Industry
 Intrepid Systems         CableData                 Acxiom
 Radiant Systems          Cincinnati Bell           Chilton Research
 Radius Retail            Information Systems       Services

 Retek Systems           Utility                    CIC/MetroMail
 Technology               james + martin            Naviant
  Investments                                       RDI-DW Specialists

      System Integrators. We have also entered into agreements to provide training, support, marketing and sales assistance to a number of system integrators, including:

AMS Andersen Consulting  EMS Ernst & Young H.I.T.   PRAGMATEK Consulting
Anubis Solutions Archer  james + martin John Galt    Group Professional
Decision Sciences        Knightsbridge Solutions    Software  Consulting
Beggsheidt Enterprise    Lancet Software            ProLink Retail Dynamics
Consulting CBSI Clarity  Development Manifest       (RDI) Revere Group RIS
Consulting CMS Computer  SolutionsMarketing Info    Information Services
Sciences Corporation     Systems Naviant            Shamrock Computer
Cornerstone Concepts     Technology Solutions NCR   Resources Software AG
Database Technologies    NexGen SI Nichols          Stonebridge Technologies
Decision Support         Research Noblestar         Syndicated Technologies
Associates Deloitte &    Systems Olympus Group      Virtual Solutions Zyga
ToucheDMR/Trecom EIS     Perspective Data
Pulse Emergent           Architecture
Corporation

      Platform Partners. Our platform partners consist of firms which co-sell and co-market complementary technology to the same target customer base. These platform partners include IBM, Compaq, NCR, Sequent, ICL, Data General, Informatica, Oracle and Informix.

Research and Product Development

      We have made substantial investments in research and product development. We believe that our future performance will depend in large part on our ability to maintain and enhance our current product line, develop new products that achieve market acceptance, maintain technological competitiveness and meet an expanding range of customer requirements. As of December 31, 1998, the Company's research and product development staff consisted of 171 employees. Our total expenses for research and development for the nine months ended September 30, 1998 and 1997 were $8.1 million and $3.1 million (excluding $1.4 million of capitalized software costs), respectively and for the years 1997, 1996 and 1995 were $5.1 million (excluding $1.9 million of capitalized software costs), $2.8 million and $1.9 million, respectively.

Competition

      The markets for decision support and Internet-based information services are intensely competitive and subject to rapidly changing technology. Our most direct competitors in these markets are providers of decision support software, push products, browsers with webcasting functionality, electronic and Internet commerce systems, vertical Internet information systems, wireless communications products, online service providers and event-driven technology. Many of these competitors are offering (or may soon offer) products and services that may compete with our information analysis and information broadcasting products. The bases of competition in these markets include volume and type of information accessed, timeliness of information delivery, degree of personalization, range of information delivery media, quality of presentation, price/performance, sophistication of notification events and ease of implementation.

      Our competitors in the decision support market fall generally into the following categories: (1) vendors of relational OLAP software such as Information Advantage and Platinum Technology; (2) vendors of desktop OLAP software such as Business Objects and Cognos; and (3) vendors of multidimensional OLAP software such as Oracle, Hyperion Solutions (which has entered into a strategic relationship with IBM), Seagate and SAS. We anticipate continued growth and competition in the decision support software market and the entrance of new competitors into this market in the future. Such new competitors may include Microsoft, which has indicated that it will introduce certain products in 1999 that may overlap to some extent with the functionality of our products.

      Push product vendors such as PointCast, Marimba and BackWeb offer technologies that deliver information over the Internet to recipients via Web browsers and proprietary interfaces. Vendors of push products are focused generally on the delivery of text-based information, such as news and sports, but often include some level of numeric information such as stock price updates. Moreover, Marimba has entered into technology partnerships that will extend the scope of its offering to include the delivery of information and analysis from relational data sources, which could provide us with increased competition.

      Web browsers with channels or webcasting functionality, such as Microsoft Internet Explorer and Netscape Navigator, provide an infrastructure for automatically updating a set of information on a recipient's computer. Although we use this infrastructure to enhance the functionality of our DSS Web product line, webcasting and desktop channels offer an alternative information delivery infrastructure to our DSS Broadcaster product line.

      Products and turn-key solutions for electronic commerce, Internet commerce and electronic business, such as those provided by IBM, Open Market, USWeb/CKS, Viant, Scient, iXL and Sun, provide a set of functionality that could be used to implement Internet-based information services. To the extent that these information products sell information and analysis from relational database management systems they will compete with our products.

      Vertical Internet information systems, including Microsoft Expedia, Microsoft Investor, StockBoss, Microsoft CarPoint, Mercury Mail, TechWeb, ESavers (US Airways), C.O.O.L. (Continental Airlines), and Internet Travel Network, have developed custom applications and products for the commercialization, analysis and delivery of specific information via the Internet. These systems are generally tailored to a particular application and built in a fashion that is difficult to leverage into other applications. These systems represent competition, in that they provide similar functionality to applications developed using our products.

      Wireless communications and messaging providers, such as AT&T, Nextel, Sprint, MCI WorldCom, Iridium, PageNet and SkyTel, offer a variety of alpha-enabled mobile phones and pagers. It is possible that these companies will implement custom-developed information services for consumers of their mobile phones and pagers that will compete with applications using our products and services.

      Online service providers include companies such as America Online, MSN, Prodigy, @Home and WebTV (acquired by Microsoft) that provide text-based content, such as news and sports, over the Internet and on proprietary online services. The potential exists for these companies to implement applications that overlap with the functionality we provide.

      Providers of event notification systems include companies such as TIBCO, which markets a product that monitors stock tickers and notifies subscribers when preset thresholds are crossed; Clarify, which handles loan applications with a financial system developed by SAP; BEA Systems, which provides middleware; and Vitria Technology, which provides event-based workflow software. The systems for event-driven notification provided by these companies at present and in the future may result in technology that overlaps with ours.

      We believe that we differentiate ourselves from other industry participants by offering comprehensive support for all significant relational database management system platforms. If a single vendor wins a substantial share of the relational database management system market, we may find it more difficult to differentiate our offerings from those of our competitors, which may materially adversely affect our business, operating results and financial condition.

      Many of our competitors have longer operating histories, significantly greater financial, technical, marketing or other resources, or greater name recognition than we do. In addition, many of our competitors have well established relationships with current and potential customers and extensive knowledge of the data warehouse industry. As a result, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products, than we can. Increased competition may result in price reductions, reduced gross margins and loss of market share. There can be no assurance that we will be able to compete successfully against current and future competitors or that the competitive pressures we face will not materially adversely affect our business, operating results and financial condition.

      Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing their ability to address the needs of our prospective customers. Our current or future indirect channel partners may establish cooperative relationships with our current or potential competitors, thereby limiting our ability to sell our products through particular distribution channels. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Such competition could have a material adverse effect on our margins and our ability to obtain maintenance revenues for new and existing product licenses on favorable terms.

Intellectual Property and Licenses

      We rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology. For example, we license rather than sell our software and require licensees to enter into license agreements which impose certain restrictions on their use of the software. In addition, we have made efforts to avoid disclosure of our trade secrets, including but not limited to requiring those persons with access to our proprietary technology and information to enter into confidentiality agreements with and restricting access to our source code. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We presently have no patents or patent applications pending. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology.

      Generally, our products are licensed through "named-user licenses," under which only one identified user may access the product for each "named-user" license fee paid. A user is an individual to whom a licensee has assigned an identification number for purposes of tracking use of a product and who is under an obligation to the licensee to protect any of our confidential information. Under its standard software license agreement, we have the ability to request certified statements of records regarding identification numbers in particular, and use of the products in general, once per year, and have the right to audit use of the products at least once per year. Copying of products and documentation is limited to the number of users for whom license fees have been paid.

      There can be no assurance that third parties will not claim our infringement of their current or future products. We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could have a material adverse effect upon our business, operating results and financial condition.

Employees

      As of December 31, 1998, we had a total of 907 employees, of whom 748 were based in the United States and 159 were based internationally. Of the total, 264 were engaged in sales and marketing, 171 in product development, 330 in professional services and 142 in finance, administration and corporate operations. Our future performance depends in significant part upon the continued service of our key management personnel, none of whom is bound by an employment agreement. The loss of the services of one or more of our key employees could have a material adverse effect on our business, operating results and financial condition. Our future success also depends on our continuing ability to attract, train and retain highly qualified technical, sales, service, marketing and managerial personnel. Competition for such personnel is intense, and there can be no assurance that we can retain our key personnel in the future. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our relations with employees to be good.

      We believe that effective recruiting, education, and nurturing of human resources is critical to our success and have traditionally made substantial investments in these areas in order to differentiate ourselves from our competition, increase employee loyalty and create a culture conducive to creativity, cooperation and continuous improvement. These measures include:

      Professional Education. Most newly hired professionals complete a professional orientation course that ranges from 4-8 weeks presented by "MicroStrategy University," our in-house education function. The curriculum consists of lectures, problem sets and independent and group projects, covering data warehousing, Enterprise DSS applications, MicroStrategy products, and competitors and customers.

Certain lectures also deal with general business practices, ethics and teamwork. At the end of this training, students must pass a number of oral and written examinations in order to begin their assignments. Following this introductory course, veteran employees normally complete at least two weeks of continuing professional development each year. Course content for MicroStrategy University is created by the most experienced members of the professional staff, who generally have an annual obligation to create "expert content" based upon the best practices they have most recently observed in the field. This expert content is then used to upgrade and revitalize our education, consulting, support, technology and marketing operations.

      Company Days. Each quarter, we invite the entire employee base together for knowledge transfer within functions, across functions and across geographic boundaries. These events are generally built around a set of company-wide meetings and breakout sessions, but they also have particular cultural themes. These events include: the "Company Retreat," which allows employees to network with colleagues in an informal setting and which traditionally has consisted of a cruise we sponsor; "University Week," which focuses on continuing professional development along with the creation and codification of industry-best practices; "Friends and Family Weekend," during which we sponsor a weekend-long open house and host immediate and extended family, as well as significant others of employees; and DDS World and other conferences where our business partners and customers are encouraged to mix with the employee base in order to exchange information and strengthen the firm's ties to the marketplace. We believe that our "Company Day" events are long-term investments which will, over time, result in superior productivity, morale, and loyalty among the employee base, and we expect to continue to engage in these activities in the future.

Facilities

      Our principal offices currently occupy over 284,000 square feet in Vienna, Virginia pursuant to multiple leases which expire between January 1999 and September 2006. In addition, we also lease sales offices domestically and internationally in a variety of locations, including Atlanta, Bedminster, Boston, Chicago, Cincinnati, Dallas, Detroit, Los Angeles, Minneapolis, New York City, San Francisco, Seattle, Washington, D.C., Amsterdam, Barcelona, Cologne, London, Madrid, Milan, Paris and Vienna. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

Legal Proceedings

      From time to time, we may be involved in litigation that arises in the normal course of our business operations. As of the date of this prospectus, we are not a party to any litigation that we believe could reasonably be expected to have a material adverse effect on our business or results of operation.

                                   MANAGEMENT

Directors and Executive Officers

      The following information concerns members of our Board of Directors and our executive officers:

           Name           Age                      Position
           ----           ---                      --------
 Michael J. Saylor.......  34 President, Chief Executive Officer and Chairman
                              of the Board of Directors
 Sanju K. Bansal.........  33 Executive Vice President, Chief Operating Officer
                              and Director
 Siddhartha Banerjee.....  33 Vice President, Consulting Services
 Jonathan F. Klein.......  31 Vice President, Law and General Counsel
 Mark S. Lynch...........  35 Vice President, Finance and Chief Financial
                              Officer
 Eduardo S. Sanchez......  42 Vice President, International Operations
 David B. Sherwood, Jr...  30 Vice President, Marketing
 Ray B. Tacoma...........  49 Vice President, Sales
 Stephen S. Trundle......  30 Vice President, Technology
 Charles A. Veley........  33 Vice President, Corporate Development
 John L. Wyatt...........  47 Vice President, Corporate and President,
                              Commercial Intelligence
 Edward S. Yurcisin......  31 Vice President, Customer Management
 Frank A. Ingari.........  49 Director
 Jonathan J. Ledecky.....  41 Director
 Ralph S. Terkowitz......  48 Director

      Michael J. Saylor has served as President, Chief Executive Officer and Chairman of the Board of Directors since founding MicroStrategy in November 1989. Prior to that, Mr. Saylor was employed by E.I. du Pont de Nemours & Company as a Venture Manager from 1988 to 1989 and by Federal Group, Inc. as a Consultant from 1987 to 1988. Mr. Saylor received an S.B. in Aeronautics and Astronautics and an S.B. in Science, Technology and Society from the Massachusetts Institute of Technology.

      Sanju K. Bansal has served as Executive Vice President and Chief Operating Officer since 1993 and was previously Vice President, Consulting since joining MicroStrategy in 1990. He has been a member of the Board of Directors of MicroStrategy since September 1997. Prior to joining MicroStrategy, Mr. Bansal was a consultant at Booz Allen & Hamilton, a worldwide technical and management consulting firm, from 1987 to 1990. Mr. Bansal received an S.B. in Electrical Engineering from the Massachusetts Institute of Technology and an M.S. in Computer Science from The Johns Hopkins University.

      Siddhartha Banerjee has served as Vice President, Consulting Services since November 1998. From 1996 to 1998, Mr. Banerjee served as Director of North America Consulting Services. From 1993 to 1996, Mr. Banerjee served as a Consulting Senior Manager and as Director of Western Operations. Prior to that, Mr. Banerjee worked at Ernst & Young as a consulting manager from 1989 to 1991 and at Sprint International as a Product Manager from 1991 to 1993. Mr. Banerjee received an S.B. and an M.S. in Electrical Engineering from the Massachusetts Institute of Technology.

      Jonathan F. Klein has served as Vice President, Law and General Counsel since November 1998 and as Corporate Counsel from June 1997 to November 1998. Prior to that, Mr. Klein was an appellate litigator with the United States Department of Justice. Mr. Klein received a B.A. in Economics from Amherst College and a J.D. from Harvard Law School.

      Mark S. Lynch has served as Vice President, Finance and Chief Financial Officer since September 1997. Prior to that, Mr. Lynch was Chief Financial Officer for WorldCorp and World Airways from 1996 to 1997, and before that was Vice President, Finance for Intelidata, an electronic commerce firm, from 1991 to 1996. Mr. Lynch has also held several senior accounting positions with KPMG Peat Marwick and Clark Construction Group. Mr. Lynch is a certified public accountant and received a B.S. in Accounting from Penn State and an M.B.A. from George Washington University.

      Eduardo S. Sanchez has served as Vice President, International Operations since July 1997. From 1994 to 1997, he served as Managing Director, European Operations and prior to that as Senior Manager, U.S. Consulting since joining MicroStrategy in 1992. Prior to that, Mr. Sanchez was a manufacturing consultant in Europe, the United States, South America and Japan. Mr. Sanchez received an M.S. in Systems Engineering from George Mason University and a B.S. in Electrical Engineering from the University of La Plata in Argentina.

      David B. Sherwood, Jr. has served as Vice President, Marketing since February 1998 and as Director, Sales Programs from 1997 to 1998. From 1992 to 1996, Mr. Sherwood served as consultant and then Director of Field Sales. Prior to that, Mr. Sherwood worked at Merrill Lynch as a financial analyst. Mr. Sherwood received a A.B. in English from Dartmouth College.

      Ray B. Tacoma has served as Vice President, Sales since January 1999, and Northeast Regional Vice President from 1997 to 1998. From 1993 to 1996, Mr. Tacoma served as Vice President, Sales and held various other management positions at nCUBE Corporation. From 1973 to 1992, Mr. Tacoma served in a variety of management and sales positions at Sequent Computer Systems, Tandem Computers, Inc., and Digital Equipment Corporation. Mr. Tacoma received a B.S.M.E. from the University of Evansville.

      Stephen S. Trundle has served as Vice President, Technology since July 1997 and as Director, Technology from 1994 to 1997. From 1992 to 1994, Mr. Trundle served as a Consultant and then a Senior Consultant with MicroStrategy. Prior to that, Mr. Trundle worked for Bath Iron Works on the Aegis Destroyer program from 1991 to 1992. Mr. Trundle received an A.B. in Engineering and an A.B. in Government from Dartmouth College.

      Charles A. Veley has served as Vice President, Corporate Development since October 1997 and as Director, Corporate Development from 1996 to October 1997. From 1994 to 1996, Mr. Veley was an Account Executive for Cambridge Technology Partners, a client/server system integrator. From 1991 to 1994, Mr. Veley was employed by MicroStrategy as Vice President, Sales and Marketing. Prior to that, Mr. Veley was an Associate Consultant with the Boston Consulting Group. Mr. Veley received an A.B. in Computer Science from Harvard College.

      John L. Wyatt has served as Vice President, Corporate and President of MicroStrategy's Commercial Intelligence business unit since February 1999. From 1991 until 1998, Mr. Wyatt was the Chief Executive Officer of James Martin & Co. In 1997, he became a member of that company's board of directors, on which he continues to serve. Mr. Wyatt served as the President of a North American start-up subsidiary of an international consulting firm from 1987 to 1990 and as the President of Cohen & Wyatt, Inc., a systems integration solutions company, from 1983 to 1986. Mr. Wyatt received a BEC in 1975 from the University of New England in New South Wales, Australia.

      Edward S. Yurcisin has served as Vice President, Customer Management since November 1998. Since joining MicroStrategy in 1990, Mr. Yurcisin has also served as a Consultant, a Consulting Manager, a Product Manager, an Account Manager, and as Director of Technology Services. Mr. Yurcisin received a B.A. in Economics and Political Science from Duke University.

      Frank A. Ingari has been a member of the Board of Directors of MicroStrategy since October 1997. Mr. Ingari is Chief Executive Officer of Growth Ally, L.L.C., a consulting firm specializing in assisting private technology companies in accelerating their growth. Mr. Ingari was Chairman and C.E.O. of Shiva Corporation from 1993 to 1997. Prior to joining Shiva Corporation, Mr. Ingari was Vice President, Marketing at Lotus Development Corporation. From 1991 to 1992, he served as Chairman of the Board of Directors and Chief Executive Officer of ONTOS, Inc., a supplier of object-oriented database management systems and application development software. Mr. Ingari received a B.A. in Creative Writing and U.S. Foreign Relations from Cornell University.

      Jonathan J. Ledecky has been a member of the Board of Directors of MicroStrategy since June 1998. Mr. Ledecky founded U.S. Office Products Company in October 1994 and served as its Chairman of the Board and Chief Executive Officer from inception through November 1997 and thereafter as a director until May 1998. In February 1997, Mr. Ledecky founded Building One Services Corp. which is presently consolidating the facilities services management industry, and has since served as its Chairman and Chief Executive Officer. Mr. Ledecky is also a director of publicly traded Aztec Technology Partners, Navigant International, Unicapital Corporation, U.S.A. Floral Products and WorkFlow Management. From 1991 to September 1994, Mr. Ledecky was the President and Chief Executive Officer of Legacy Dealer Capital Fund, Inc., a wholly owned subsidiary of Steelcase, Inc., the nation's largest manufacturer of office furniture products.

      Ralph S. Terkowitz has been a member of the Board of Directors of MicroStrategy since September 1997. Mr. Terkowitz is Vice President, Technology for the Washington Post Company, a position he has held since 1992. Until February 1996, Mr. Terkowitz was Chief Executive Officer, President and publisher of Digital Ink, an Internet publishing venture that launched, among other ventures, WashingtonPost.com and PoliticsNow. Mr. Terkowitz is a director of ICSA. Mr. Terkowitz received an A.B. in Chemistry from Cornell University and an M.S. in Chemical Physics from the University of California, Berkeley.

Board of Directors

      Our Bylaws currently provide that the number of directors shall be fixed by the Board. The Board of Directors has fixed the number of directors at five. The Bylaws provide that directors shall be elected by a plurality vote, with no cumulative voting, at the annual meeting of stockholders. Each elected director holds office for a term of one year or until his successor shall have been duly elected and qualified. Each of our directors has been elected to serve until our 1999 annual meeting of stockholders, or until his successor shall have been duly elected and qualified. We plan to hold annual stockholders meetings in the future for the election of directors.

      The Board of Directors has established a Compensation Committee and an Audit Committee consisting in each case of Messrs. Terkowitz and Ingari. Mr. Terkowitz is the Chairman of the Compensation Committee and Mr. Ingari is Chairman of the Audit Committee. The Compensation Committee will be responsible for making recommendations to the Board concerning salaries and incentive compensation for our officers and employees. The Audit Committee will be responsible for reviewing the results and scope of the audit and other accounting related services.

      Directors do not receive any fees or other cash compensation for serving on the Board of Directors or any committee thereof, but each non-employee director who has served during the prior six month period shall be entitled to receive an option to purchase 5,000 shares of Class A Common Stock on the date of each annual stockholders meeting pursuant to the terms of the Director Option Plan. All directors are reimbursed for their reasonable out-of-pocket expenses arising from attendance of meetings of the Board of Directors, committees thereof or in respect of Company-related business. Mr. Terkowitz, Mr. Ingari and Mr. Ledecky, who are not current or former officers of the Company, were granted options to purchase 45,000 shares each of Class A Common Stock under the Director Option Plan described below in connection with their election to the Board of Directors. Mr. Terkowitz and Mr. Ingari each were granted options to purchase 5,000 shares of Class A Common Stock, effective June 4, 1998. See "--Stock Option Plans."

Employment Agreements

      Our employees are generally required to enter into confidentiality agreements prohibiting such employee from disclosing any of our confidential or proprietary information. In addition, the agreements generally provide that upon termination such employee will not work for a competitor and will not solicit our customers and employees for a period of one year. At the time of commencement of employment, our employees also generally sign offer letters specifying certain basic terms and conditions of employment. Otherwise, our employees are not subject to written employment agreements.

Compensation Committee Interlocks and Insider Participation

      During the fiscal years ended December 31, 1996 and 1997, the Board of Directors had no Compensation Committee. Decisions regarding compensation for 1996 and 1997 were made by senior management. The Compensation Committee is now responsible for making recommendations to the Board of Directors concerning salaries and incentive compensation (including option grants) for our officers and directors. See "--Board of Directors."

Executive Compensation

      Summary Compensation. The following table provides certain summary information concerning compensation paid or accrued by MicroStrategy to or on behalf of our Chief Executive Officer and each of our other four most highly compensated executive officers during the fiscal years ended December 31, 1998 and 1997 (the "Named Executive Officers"):

                           Summary Compensation Table

                                                                Long Term
                                                   Annual      Compensation
                                              Compensation(1)     Awards
                                              ---------------- ------------
                                                                    Shares
                                                                  Underlying
         Name and Principal Position           Salary   Bonus      Options
         ---------------------------          -------- ------- ----------------
Michael J. Saylor
  Chairman of the Board, Chief Executive
   Officer and President
  1997....................................... $124,000 $30,000       --
  1998.......................................  124,366     --        --
Mark S. Lynch
  Vice President, Finance and Chief Financial
   Officer
  1997(/2/)..................................   44,135  25,000   250,000
  1998.......................................  126,000  65,000       --
Eduardo S. Sanchez
  Vice President, International Operations
  1997.......................................  122,300     --     54,000
  1998.......................................  156,627  25,000    50,000
Stephen S. Trundle
  Vice President, Technology
  1997.......................................  100,100     --        --
  1998.......................................  105,369  20,000       --
Charles A. Veley
  Vice President, Corporate Development
  1997.......................................   90,250  50,000       --
  1998.......................................   89,551  75,000    30,000

--------
(1) With respect to each of the Named Executive Officers, the aggregate amount of perquisites and other personal benefits, securities or property received was less than either $50,000 or 10% of the total annual salary and bonus reported for such Named Executive Officer.
(2) Mr. Lynch joined the Company as Vice President, Finance and Chief Financial Officer in September 1997. Accordingly, the 1997 information for Mr. Lynch is for the period from September 1, 1997 through December 31, 1997.

      Stock Options. The following table contains information concerning the stock option grants made to each of the Named Executive Officers during the fiscal year ended December 31, 1998:

                       Option Grants in Last Fiscal Year

                                        Individual Grants
                         ------------------------------------------------
                                                                          Potential Realizable
                                                                                Value at
                         Number of Shares                                    Assumed Annual
                            of Class A    % of Total                      Rates of Stock Price
                           Common Stock    Options   Exercise                Appreciation for
                            Underlying    Granted to   Price                  Option Term(3)
                         Options Granted  Employees  Per Share Expiration ---------------------
          Name                 (1)         in 1998      (2)       Date       5%         10%
          ----           ---------------- ---------- --------- ---------- --------- -----------
Michael J. Saylor.......        --            --%      $  --       --     $      -- $        --
Mark S. Lynch...........        --            --          --       --            --          --
Eduardo S. Sanchez......      50,000         2.7       20.44    6/16/08     642,650   1,628,650
Stephen S. Trundle......        --            --          --       --            --          --
Charles A. Veley........      30,000         1.6       12.00    6/10/08     226,410     573,750

--------
(1) The options vest over a five-year period and expire on the tenth anniversary of the date of grant.
(2) The exercise price may be paid in cash or in shares of Class A Common Stock valued at fair market value on the exercise date. All stock options were granted with an exercise price equal to the fair market value of the common stock as determined by the Board of Directors on the grant date using a revenue multiple valuation methodology.
(3) The potential realizable value is calculated based on the term of the option at its time of grant (ten years). It is calculated assuming that the fair market value of the Class A Common Stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price.

      The following table sets forth information concerning option holdings through December 31, 1998 by each of the Named Executive Officers:

                         Fiscal Year-End Option Values

                                Number of Shares of
                               Class A Common Stock      Value of Unexercised
                              Underlying Unexercised    In-the-Money Options at
                              Options at Year End(1)         Year End (2)
                             ------------------------- -------------------------
            Name             Exercisable Unexercisable Exercisable Unexercisable
            ----             ----------- ------------- ----------- -------------
Michael J. Saylor...........       --            --    $      --    $      --
Mark S. Lynch...............   50,000       200,000     1,450,000    5,800,000
Eduardo S. Sanchez..........   21,200       108,800       635,600    2,289,400
Stephen S. Trundle..........   40,400        60,600     1,252,400    1,878,600
Charles A. Veley............   28,000        72,000       847,000    1,855,500

--------
(1) "Exercisable" refers to those options which will be vested and exercisable immediately upon completion of the offering, while "Unexercisable" refers to those options which will be unvested at such time.

(2) Value is determined by subtracting the exercise price from the fair market value of the Class A Common Stock at December 31, 1998 ($31.50 per share), multiplied by the number of shares underlying the options.

Stock Option Plans

      1996 Stock Plan. Our 1996 Stock Plan (the "1996 Stock Plan"), as amended, was approved by the Board of Directors and by the stockholders in August of 1997 and was amended and restated by the Board of Directors on October 23, 1998. The 1996 Stock Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting of nonqualified stock options to employees and consultants. A total of 8,000,000 shares of Class A Common Stock have been reserved for issuance under the 1996 Stock Plan, and options to purchase 6,169,969 shares have been granted as of December 31, 1998 thereunder. To date, substantially all options granted under the 1996 Stock Plan have been designated as incentive stock options. The 1996 Stock Plan is currently administered by the Board of Directors. Certain executive officers designated by the Board of Directors may also administer the 1996 Stock Plan and grant additional options, within certain guidelines, with respect to grantees who are neither directors nor executive officers.

      Options granted under the 1996 Stock Plan are not transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable during the lifetime of the optionee only by such optionee. The exercise price of all incentive stock options granted under the 1996 Stock Plan must be at least equal to the fair market value of the shares of Class A Common Stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option must be equal to at least 110% of the fair market value of the shares of Class A Common Stock on the grant date and the maximum term of the option must not exceed five years. The terms of all other incentive options granted under the 1996 Stock Plan may not exceed 10 years.

      Stock options granted under the 1996 Stock Plan generally vest over a five-year period, 20% per year. In the event we are merged with or into another corporation, each option would be assumed or an equivalent option substituted by the successor corporation. In the event that such successor corporation refuses to assume the option or to substitute an equivalent option, the option shall be deemed vested to the extent of the greater of (a) 40% of the number of shares of Common Stock subject to the option and (b) the number of shares then vested immediately prior to the change in control. Options to purchase

5,827,059 shares at a weighted average exercise price of $5.46 per share are currently outstanding under the 1996 Stock Plan and options to purchase 1,830,031 shares of Class A Common Stock remain available for future grants under the 1996 Stock Plan.

      French Plan. The 1997 Stock Option Plan for French employees (the "French Plan") was approved by the Board of Directors in March of 1997. The French Plan provides for the granting of options to employees of MicroStrategy France SARL, our French subsidiary. A total of 300,000 shares of Class A Common Stock have been reserved for issuance under the French Plan. Options to purchase 111,250 shares have been granted, of which options to purchase 103,650 shares are outstanding and unexercised as of December 31, 1998 under the French Plan. The French Plan is administered by the Board of Directors. Options granted under the French Plan are not transferable by the optionee other than by will or by the laws of descent and distribution. The exercise price for each option granted under the French Plan shall be 100% of the fair market value of the shares of Class A Common Stock on the date the option is granted and the maximum term of the option must not exceed ten years.

      Stock options granted under the French Plan vest over a five year period with 40% of options vesting on the second anniversary of the vesting commencement date and 20% vesting on each subsequent anniversary. Options issued under the French Plan have the same limitations on exercisability and provisions for vesting upon a merger as options issued under the 1996 Stock Plan described above.

      1997 Director Option Plan. Our 1997 Director Option Plan (the "Director Option Plan") was adopted by the Board of Directors and the stockholders in September 1997. A total of 200,000 shares of Class A Common Stock has been reserved for issuance under the Director Option Plan. The Director Option Plan provides for the grant of nonqualified stock options to non-employee directors of the Company.

      The Director Option Plan provides that each person who becomes a non-employee director shall, on the date on which the optionee first becomes a director, be granted an option to purchase 45,000 shares of Class A Common Stock (the "First Option"). On the date of each annual stockholders meeting thereafter, each non-employee director shall be granted an option to purchase 5,000 shares of Class A Common Stock (a "Subsequent Option") if, on such date, he or she shall have served on the Board of Directors for at least six months prior to the annual meeting. Options to purchase 45,000 shares of Class A Common Stock have been granted to each of Mr. Terkowitz and Mr. Ingari at an exercise price of $2.50 per share and options to purchase 45,000 shares of Class A Common Stock have been granted to Mr. Ledecky at an exercise price of $12.00 per share. In addition, Mr. Terkowitz and Mr. Ingari each were granted options to purchase 5,000 shares of Class A Common Stock, effective June 4, 1998, at an exercise price per share of $12.00. Each of Mr. Ingari and Mr. Terkowitz have vested options to purchase 9,000 shares of Class A Common Stock.

      The Director Option Plan sets neither a maximum nor a minimum number of shares subject to options that may be granted over time to any one non-employee director, but does stipulate the method of making a grant. No option granted under the Director Option Plan is transferable by the optionee other than by will or the laws of descent and distribution, and other than transfers to certain family members or entities controlled by or for the benefit of certain optionees, or approved by the Board. Each option is exercisable, during the lifetime of the optionee, only by such optionee. The Director Option Plan provides that the First Option shall become exercisable in installments of one-fifth of the shares subject to the First Option on each of the first, second, third, fourth and fifth anniversaries of the date of grant of the First Option, and that each Subsequent Option shall become exercisable in full on the fifth anniversary of its date of grant. The exercise price of all stock options granted under the Director Option Plan shall be equal to the fair market value of the shares of Class A Common Stock on the date of grant of the option. Options granted under the Director Option Plan have a term of 10 years. In the event we are merged with or into another corporation or substantially all of our assets, are sold each option will be assumed or an equivalent option substituted by the successor corporation. If the successor corporation does not assume outstanding options, the exercisability of all outstanding options shall be accelerated. The Board of

Directors may amend or terminate the Director Option Plan, provided, however, that no such action may adversely affect any outstanding option and provided further that the provisions affecting the grant and terms of options may not be amended more than once during any six-month period.

      1998 Employee Stock Purchase Plan. Our 1998 Employee Stock Purchase Plan (the "Purchase Plan") was approved in June 1998. The Purchase Plan provides for the purchase of up to 400,000 authorized but unissued or reacquired shares of Class A Common Stock, subject to adjustment upon changes in our capitalization, and up to an additional 100,000 shares of Class A Common Stock during each twelve-month period commencing on the first anniversary of the adoption of the Purchase Plan through its expiration in June of 2008. The Purchase Plan is intended to qualify for favorable tax treatment under Section 423 of the Internal Revenue Code of 1986, as amended. Under the Purchase Plan, eligible employees may purchase shares of Class A Common Stock through periodic payroll deductions. The Purchase Plan will be implemented through a series of six month offering periods commencing on each February 1 and August 1 (each an "Offering Period"), except for the initial Offering Period which began on the date of the closing of the initial public offering and ended on January 29, 1999. During the initial Offering Period, 192,744 shares of Class A Common Stock were purchased by our employees. All of our U.S. employees and employees of certain designated subsidiaries who work at least twenty hours per week and more than five months per calendar year are eligible to participate in the Purchase Plan.

      During the first Offering Period, participants may designate not more than 10% of their base compensation, and in subsequent Offering Periods not more than 10% of their total compensation, to be deducted each pay period for the purchase of Class A Common Stock under the Purchase Plan. Participants may purchase no more than $15,000 in Class A Common Stock in any one calendar year, nor more than one thousand shares in any one Offering Period. The purchase price per share will be 85% of the lesser of the fair market value of the Class A Common Stock on the beginning or end of the Offering Period. Employees may terminate their participation in the Purchase Plan at any time during an Offering Period, but may not alter their rate of payroll deduction for that offering. Participation ends automatically on termination of employment. The Purchase Plan will terminate no later than December 31, 2002.

                              CERTAIN TRANSACTIONS

Equity Issuance, Stockholder Loans and Loan Guarantees

      Effective January 1, 1998, we issued a total of 1,401,641 shares of Common Stock to Messrs. Saylor and Bansal to purchase their approximately 21% minority interest in certain of our foreign subsidiaries. As a result of such exchange, each such subsidiary became wholly-owned by us. The transaction and the valuation of the percentage interests held by each of Messrs. Saylor and Bansal for purposes of determining the number of shares of Common Stock to be issued to each of them respectively was reviewed and approved by the disinterested members of the Board of Directors. Mr. Saylor received 1,134,662 shares of Common Stock in the exchange and Mr. Bansal received 266,979 shares. Our cost to acquire the minority interest in foreign subsidiaries was approximately $5.6 million using a fair value of $4.00 per share as of January 1, 1998 and a valuation approved by the Board of Directors that assigned approximately 20% of our total market value to the foreign subsidiaries.

      We declared a $10.0 million dividend to our stockholders prior to the initial public offering. This dividend was paid in the form of the Dividend Notes prior to the termination of our S corporation election, which occurred immediately before completion of the initial public offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources." We intend to repay the Dividend Notes from cash flows generated from operations, current available cash and cash equivalents. As of January 15, 1999, $7.5 million of the Dividend Notes had been repaid, including repayments of $7.2 million to certain of our officers and directors.

      We have on occasion made certain open, non-interest bearing advances to Mr. Saylor and Mr. Bansal. These advances resulted primarily from our paying S corporation taxes for these individuals and other miscellaneous expenses since our inception. There have been no such advances outstanding since our initial public offering closed in June of 1998.

      Prior to our initial public offering, Mr. Saylor guaranteed amounts outstanding under our Business Loan to the extent that amounts outstanding exceeded $2.0 million. Mr. Saylor's liability was capped at $2.0 million. This guarantee terminated when the initial public offering closed in June of 1998. Mr. Saylor did not receive any compensation for providing the guarantee.

Option Grants

      On various occasions during 1998 and the two preceding fiscal years, we granted options to purchase Common Stock to the following executive officers:

      . on March 31, 1996, David Sherwood, Stephen Trundle, Eduardo Sanchez, Siddhartha Banerjee and Edward Yurcisin were granted options to purchase 101,000, 101,000, 26,000, 24,000, and 20,000 shares of Common Stock, respectively, with an exercise price of $0.50 per share;

      . on December 31, 1996, Charles Veley was granted an option to purchase 70,000 shares of Common Stock with an exercise price of $1.25 per share;

      . on June 30, 1997, Jonathan Klein was granted an option to purchase 10,000 shares of Common Stock with an exercise price of $2.00 per share;

       . on September 30, 1997, Mark Lynch, Eduardo Sanchez and Ray Tacoma were granted options to purchase 250,000, 54,000 and 60,000 shares of Common Stock, respectively, with an exercise price of $2.50 per share;

      . on January 1, 1998, Jonathan Klein was granted an option to purchase 40,000 shares of Common Stock with an exercise price of $4.00 per share;

      . on April 1, 1998, Jonathan Klein was granted an option to purchase 250 shares of Common Stock with an exercise price of $6.30 per share;

      . on June 10, 1998, Charles Veley was granted an option to purchase 30,000 shares of Class A Common Stock with an exercise price of $12.00 per share; and

      . on June 16, 1998, Eduardo Sanchez was granted options to purchase 50,000 shares of Class A Common Stock with an exercise price of $20.44 per share.

      During 1997 and 1998, our independent directors were also granted options to purchase Common Stock under the 1997 Director Option Plan. See "Management-- Stock Option Plan--1997 Director Option Plan."

Stock Purchases

      On February 28, 1995, Messrs. Sanchez and Trundle purchased 442,408 and 294,938 shares, respectively, of Common Stock at a price of $0.107 per share. On March 25, 1995, David Sherwood purchased 294,938 shares of Common Stock at a price of $0.107 per share. On April 7, 1995, Messrs. Banerjee and Yurcisin purchased 422,408 and 147,469, respectively, of Common Stock at a price of $0.107 per share. The purchase price for each transaction was to be payable in four installments. Upon the payment of each installment, the officer acquired 25% of the total shares. Installments were initially paid on the date of purchase and at the end of each year thereafter, with the final installment paid on December 31, 1997.

      In connection with our initial public offering, Messrs. Terkowitz, Ingari, Ledecky and Klein purchased 2,000, 10,000, 1,000 and 2,500 shares of Class A Common Stock, respectively.

                       PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of December 31, 1998 and as adjusted to reflect the sale of the shares of Class A Common Stock offered hereby (1) by each Named Executive Officer and member of the Board of Directors, (2) by each other employee who is a selling stockholder, and (3) by each person not otherwise listed and known by us to beneficially own more than 5% of any class of our Common Stock. Except as otherwise noted, the position with the Company held by each person named below is set forth under "Management--Directors and Executive Officers." Each person named below has an address in care of MicroStrategy Incorporated, 8000 Towers Crescent Drive, Vienna, Virginia 22182, except for Fiduciary Trust Company International, whose address is Two World Trade Center, New York, New York 10048.


                          Shares Beneficially Owned     Number of Shares  Shares Beneficially Owned
                          Prior to Offering (1)(2)      Being Offered (3)   After Offering (1)(2)
                          ----------------------------------------------- ------------------------------
          Name               Number        Percentage        Number          Number        Percentage
          ----            --------------- ------------------------------- --------------- --------------
Michael J. Saylor(4)....       22,474,662         63.0%          --            22,474,662         60.3%
Sanju K. Bansal(5)......        4,966,979         13.9       150,000            4,816,979         12.9
Thomas Spahr(6).........          861,000          2.4        20,000              841,000          2.3
Eduardo S. Sanchez(7) ..          463,608          1.3        30,000              433,608          1.2
Siddhartha Banerjee(8)..          451,608          1.3        50,000              401,608          1.1
Charles A. Veley(9).....          348,000          1.0         8,000              340,000            *
Stephen S. Trundle(10)..          339,539          1.0        40,000              299,539            *
David B. Sherwood,
 Jr.(11)................          335,339            *        50,000              285,339            *
Fiduciary Trust Co.
 International(12)......          275,300            *           --               275,300            *
Edward S. Yurcisin(13)..          155,469            *        37,500              117,969            *
Mark S. Lynch(14).......           50,000            *        25,000               25,000            *
Frank A. Ingari(15).....           19,000            *         4,500               14,500            *
Ralph S. Terkowitz(16)..           11,000            *           --                11,000            *
Jonathan J.
 Ledecky(17)............            1,000            *           --                 1,000            *
All executive officers
 and directors as a
 group (14 persons)(1)..       29,640,704         82.5       395,000           29,245,704         78.0

--------

*  Less than 1.0%

(1) The shares listed in the table are shares of Class B Common Stock which have ten votes per share, except as otherwise set forth in the footnotes to this table. Shares held by the executive officers and directors as a group include options to purchase 241,800 (prior to the offering) and 212,300 (after the offering) shares of Class A Common Stock that are exercisable within 60 days after December 31, 1998.

(2) The persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are exercisable now or within 60 days after December 31, 1998 are deemed outstanding (although such shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person). The percentage ownership figures are calculated assuming that (a) 5,132,110 shares of Class A Common Stock and 30,553,114 shares of Class B Common Stock were outstanding immediately prior to the offering and (b) 7,132,110 shares of Class A Common Stock and 30,167,164 shares of Class B Common Stock will be outstanding after the offering.

(3) 385,500 of the shares of Class A Common Stock being offered by the selling stockholders are being converted from Class B Common Stock, and Mr. Lynch is offering 25,000 shares and Mr. Ingari is offering 4,500 shares of Class A Common Stock pursuant to the exercise of options.

(4) Prior to giving effect to the offering, Mr. Saylor's holdings of Common Stock consist of 22,424,662 shares of Class B Common Stock (73.4% of the Class B Common Stock outstanding) and 50,000 shares of Class A Common Stock held beneficially by Mr. Saylor as a result of his beneficial ownership in Alcantara LLC and certain trusts. After giving effect to the offering, Mr. Saylor's holdings of Common Stock will consist of 22,424,662 shares of Class B Common Stock (74.3% of the Class B Common Stock then outstanding) and 50,000 shares of Class A Common Stock. Mr. Saylor has granted the underwriters the right to purchase up to 300,000 shares pursuant to the underwriters' overallotment option. If the underwriters purchase all 300,000 of such shares, Mr. Saylor's holdings of Common Stock will consist of 22,124,662 shares of Class B Common Stock (74.1% of the Class B Common Stock then outstanding) and 50,000 shares of Class A Common Stock.

(5) Prior to giving effect to the offering, Mr. Bansal's holdings of Common Stock consist of 4,960,979 shares of Class B Common Stock (16.2% of the Class B Common Stock outstanding) and 6,000 shares of Class A Common Stock held beneficially by Mr. Bansal as a result of his beneficial ownership in Shangri-La LLC and certain trusts. After giving effect to the offering, Mr. Bansal's holdings of Common Stock will consist of 4,810,979 shares of Class B Common Stock (15.9% of the Class B Common Stock then outstanding) and 6,000 shares of Class A Common Stock.

(6) Prior to giving effect to the offering, Mr. Spahr's holdings of Common Stock consist of 854,000 shares of Class B Common Stock (2.8% of the Class B Common Stock outstanding) and options exercisable within 60 days after December 31, 1998 for 7,000 shares of Class A Common Stock. After giving effect to the offering, Mr. Spahr's holdings of Common Stock will consist of 834,000 shares of Class B Common Stock (2.8% of the Class B Common Stock then outstanding) and options exercisable within 60 days after December 31, 1998 for 7,000 shares of Class A Common Stock. Mr. Spahr is the Company's Director, Information Systems.

(7) Prior to giving effect to the offering, Mr. Sanchez's holdings of Common Stock consist of 442,408 shares of Class B Common Stock (1.4% of the Class B Common Stock outstanding) and options exercisable within 60 days after December 31, 1998 for 21,200 shares of Class A Common Stock. After giving effect to the offering, Mr. Sanchez's holdings of Common Stock will consist of 412,408 shares of Class B Common Stock (1.4% of the Class B Common Stock then outstanding) and options exercisable within 60 days after December 31, 1998 for 21,200 shares of Class A Common Stock.

(8) Prior to giving effect to the offering, Mr. Banerjee's holdings of Common Stock consist of 442,008 shares of Class B Common Stock (1.4% of the Class B Common Stock outstanding) and options exercisable within 60 days after December 31, 1998 for 9,600 shares of Class A Common Stock. After giving effect to the offering, Mr. Banerjee's holdings of Common Stock will consist of 392,008 shares of Class B Common Stock (1.3% of the Class B Common Stock then outstanding) and options exercisable within 60 days after December 31, 1998 for 9,600 shares of Class A Common Stock.

(9) Prior to giving effect to the offering, Mr. Veley's holdings of Common Stock consist of 300,000 shares of Class B Common Stock (1.0% of the Class B Common Stock outstanding), 20,000 shares of Class A Common Stock and options exercisable within 60 days after December 31, 1998 for 28,000 shares of Class A Common Stock. After giving effect to the offering, Mr. Veley's holdings of Common Stock will consist of 292,000 shares of Class B Common Stock (1.0% of the Class B Common Stock then outstanding), 20,000 shares of Class A Common Stock and options exercisable within 60 days after December 31, 1998 for 28,000 shares of Class A Common Stock.

(10) Prior to giving effect to the offering, Mr. Trundle's holdings of Common Stock consist of 294,939 shares of Class B Common Stock (1.0% of the Class B Common Stock outstanding) and options exercisable within 60 days after December 31, 1998 for 44,600 shares of Class A Common Stock. After giving effect to the offering, Mr. Trundle's holdings of Common Stock will consist of

   254,939 shares of Class B Common Stock (0.8% of the Class B Common Stock then outstanding) and options exercisable within 60 days after December 31, 1998 for 44,600 shares of Class A Common Stock.

(11) Prior to giving effect to the offering, Mr. Sherwood's holdings of Common Stock consist of 294,939 shares of Class B Common Stock (1.0% of the Class B Common Stock outstanding) and options exercisable within 60 days after December 31, 1998 for 40,400 shares of Class A Common Stock. After giving effect to the offering, Mr. Sherwood's holdings of Common Stock will consist of 244,939 shares of Class B Common Stock (0.8% of the Class B Common Stock then outstanding) and options exercisable within 60 days after December 31, 1998 for 40,400 shares of Class A Common Stock.

(12) Based upon a Form 13G filed with the Commission on January 6, 1999 by Fiduciary Trust Company International. Fiduciary Trust Company International, which is not affiliated with the Company, holds shares of Class A Common Stock representing 5.4% of the Class A Common Stock outstanding prior to giving effect to the offering. After giving effect to the offering, such shares will represent 3.9% of the Class A Common Stock then outstanding.

(13) Prior to giving effect to the offering, Mr. Yurcisin's holdings of Common Stock consist of 147,469 shares of Class B Common Stock (0.5% of the Class B Common Stock outstanding) and options exercisable within 60 days after December 31, 1998 for 8,000 shares of Class A Common Stock. After giving effect to the offering, Mr. Yurcisin's holdings of Common Stock will consist of 109,969 shares of Class B Common Stock (0.4% of the Class B Common Stock then outstanding) and options exercisable within 60 days after December 31, 1998 for 8,000 shares of Class A Common Stock.

(14) Prior to giving effect to the offering, Mr. Lynch's holdings of Common Stock consist of options exercisable within 60 days after December 31, 1998 for 50,000 shares of Class A Common Stock. After giving effect to the offering, Mr. Lynch will own options exercisable within 60 days after December 31, 1998 for 25,000 shares of Class A Common Stock.

(15) Prior to giving effect to the offering, Mr. Ingari's holdings of Common Stock consist of 10,000 shares of Class A Common Stock and options exercisable within 60 days after December 31, 1998 for 9,000 shares of Class A Common Stock. After giving effect to the offering, Mr. Ingari's holdings of Common Stock will consist of 10,000 shares of Class A Common Stock and options exercisable within 60 days after December 31, 1998 for 4,500 shares of Class A Common Stock.

(16) Prior to giving effect to the offering, Mr. Terkowitz's holdings of Common Stock consist of 2,000 shares of Class A Common Stock and options exercisable within 60 days after December 31, 1998 for 9,000 shares of Class A Common Stock. After giving effect to the offering, Mr. Terkowitz's holdings of Common Stock will consist of 2,000 shares of Class A Common Stock and options exercisable within 60 days after December 31, 1998 for 9,000 shares of Class A Common Stock.

(17) Prior to giving effect to the offering, Mr. Ledecky's holdings of Common Stock consist of 1,000 shares of Class A Common Stock. After giving effect to the offering, Mr. Ledecky's holdings of Common Stock will consist of 1,000 shares of Class A Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

      The following description is a summary of our Amended and Restated Certificate of Incorporation (the "Certificate"), a copy of which is filed as an exhibit to the Registration Statement of which this prospectus forms a part, and which is incorporated by reference in this prospectus.

      As of the date of this prospectus, our authorized capital stock consists of 100,000,000 shares of Class A Common Stock, 100,000,000 shares of Class B Common Stock and 5,000,000 shares of preferred stock. As of the date of this prospectus (but giving effect to the offering), there are 7,132,110 shares of Class A Common Stock, 30,167,614 shares of Class B Common Stock and no shares of preferred stock outstanding, assuming no exercise of the underwriter's over-allotment option, no exercise of outstanding options or warrants after December 31, 1998, except for options for 29,500 shares exercised by certain selling stockholders and sold in the offering, and not giving any effect to the 192,744 shares of Class A Common Stock being issued upon the closing of the initial offering period under our employee stock purchase plan.

Common Stock

      Voting Rights. Holders of Class A Common Stock are entitled to one (1) vote per share. Holders of Class B Common Stock are entitled to ten (10) votes per share. Holders of Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented to the stockholders for their vote or approval, except as may be required by Delaware law or as otherwise expressly specified in the Certificate. We may increase or decrease the number of authorized shares of Class A Common Stock or Class B Common Stock by action of the Board of Directors and the affirmative vote of the holders of a majority of the voting power of the capital stock entitled to vote.

      Dividends. Holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends at the same rate, when and if declared by the Board of Directors, out of legally available funds. We may not make any dividend or distribution with respect to any class of Common Stock unless at the same time we make a ratable dividend or distribution with respect to each outstanding share of Common Stock regardless of class. In the case of a stock dividend or other distribution payable in shares of a class of Common Stock, only shares of Class A Common Stock may be distributed with respect to Class A Common Stock and only shares of Class B Common Stock may be distributed with respect to Class B Common Stock, and the number of shares of Common Stock payable per share will be equal for each class.

      Split, Subdivision or Combination. None of the Class A Common Stock or the Class B Common Stock may be subdivided or combined in any manner unless the shares of the other class are subdivided or combined in the same proportion.

      Conversion Rights. Class A Common Stock has no conversion rights. Each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. Each share of Class B Common Stock shall convert automatically into one share of Class A Common Stock upon its sale, assignment, gift or other transfer, other than a transfer approved in advance of the effectiveness thereof by the holders of a majority of the Class B Common Stock outstanding, voting separately as a class; provided, however, that a transfer effected as a result of the death of the transferor may be approved by the holders of a majority of the Class B Common Stock outstanding, voting separately as a class, within thirty days following such transfer. For purposes of determining whether a transfer has been approved by the holders of a majority of the Class B Common Stock outstanding, the shares for which approval of the transfer is being sought shall continue to be considered outstanding shares of Class B Common Stock and the proposed transferor (or in the case of shares transferred as a result of the death of the proposed transferor, the Executor or similar personal representative of such proposed transferor) shall be entitled to vote on such transfer.

      Notwithstanding the foregoing, (1) these conversion rights shall not apply in the case of a merger or similar transaction in which all the outstanding shares of Common Stock regardless of class are purchased by the acquiror, and (2) any holder of Class B Common Stock may pledge his shares of Class B Common Stock to a financial institution (the "Pledgee") pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the Pledgee and that, if the Pledgee forecloses or takes similar action, such pledged shares of Class B Common Stock shall be converted automatically into shares of Class A Common Stock; provided, however, that if within five business days after such foreclosure or similar event such converted shares are returned to the pledgor, such shares shall be converted automatically back into shares of Class B Common Stock.

      Merger. Upon our merger or consolidation, holders of each class of Common Stock will be entitled to receive equal per share payments or distributions, except that in any transaction in which shares of capital stock are distributed, such shares may differ only to the extent that the Class A Common Stock and the Class B Common Stock differ as provided in our Certificate.

      Liquidation. Upon our dissolution or liquidation, the holders of the Class A Common Stock and Class B Common Stock will be entitled to receive ratably all of our assets available for distribution to stockholders, subject to any preferential rights of any then outstanding Preferred Stock.

      Other Provisions. The holders of the Class A Common Stock and Class B Common Stock are not entitled to preemptive rights. The rights of holders of Class A Common Stock and Class B Common Stock are subject to the rights of holders of shares of any series of Preferred Stock that we may designate and issue in the future.

Preferred Stock

      The Board of Directors has the authority, without further action by the stockholders, to issue shares of preferred stock from time to time in one or more series. Each series of preferred stock will have the number of shares, designations, powers, preferences and special or relative rights and privileges as may be determined by the Board of Directors, which may include dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights. The authority of the Board of Directors to issue preferred stock without further action by the stockholders provides flexibility in connection with possible acquisitions and other corporate purposes, but may also result in the issuance of preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock or which could make it more difficult for a third party to gain control of us.

Transfer Agent and Registrar

      The Transfer Agent and Registrar for the Class A Common Stock is American Stock Transfer & Trust Company.

Trading

      The Class A Common Stock is traded on the Nasdaq National Market under the trading symbol "MSTR."

Certain Anti-Takeover, Limited Liability and Indemnification Provisions

      Delaware Anti-Takeover Law. We are a Delaware corporation subject to
Section 203 of the Delaware General Corporation Law ("DGCL"). Under Section 203, certain "business combinations" between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (1) the corporation has elected in its certificate of incorporation not to be governed by Section 203 (we have not made such an election), (2) the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors of the corporation before such stockholder became an interested stockholder, (3) upon consummation of the transaction that made such stockholder an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer) or (4) the business combination is approved by the board of directors of the corporation and authorized at a meeting by two-thirds of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock, together with the affiliates or associates of that stockholder.

      Limitation of Officer and Director Liability and Indemnification Arrangements. Our Certificate provides that an officer or director of ours will not be personally liable to us or our stockholders for monetary damages for any breach of his fiduciary duty as an officer or director, except in certain cases where liability is mandated by the DGCL. The provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws. The Certificate also generally provides that we shall indemnify, to the fullest extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding (each, a "Proceeding") by reason of the fact that he is or was a director or officer of ours, or is or was serving at our request as a director, officer, employee or agent of another entity, against expenses incurred by him in connection with such Proceeding. An officer or director shall not be entitled to indemnification by us if (1) the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, our best interests, or (2) with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his conduct was unlawful.

                        SHARES ELIGIBLE FOR FUTURE SALE

      Upon the closing of the offering, we will have 7,132,110 shares of Class A Common Stock and 30,167,614 shares of Class B Common Stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants after December 31, 1998 (except for options for 29,500 shares exercised by certain selling stockholders and sold in the offering and not giving any effect to the 192,744 shares of Class A Common Stock being issued upon the closing of the initial offering period under our employee stock purchase plan) to purchase Class A Common Stock. Of these shares, 6,939,710 shares, comprised of the 2,000,000 shares of Class A Common Stock sold in the offering (plus any shares issued upon exercise of the underwriters' over-allotment option), 4,590,000 of the shares sold in our initial public offering in June 1998, and 349,710 shares sold after conversion of stock options will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except that any shares held by an "affiliate" of ours, as that term is defined in Rule 144 under the Securities Act ("Rule 144"), may generally only be sold in compliance with the limitations of Rule 144 described below. The remaining 30,360,014 shares of Common Stock are "restricted securities" within the meaning of Rule 144 in that they have not been registered under the Securities Act. These restricted securities will generally be available for sale in the open market after the offering, subject to the Lock-up Agreements (defined below) and the applicable requirements of Rule 144.

      In general, Rule 144 provides that after a period of one year has elapsed between the later of the date on which restricted securities were acquired from us and the date on which they were acquired from an affiliate of ours, the holder of such restricted securities (including an affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of (1) one percent of the then outstanding shares of the Class A Common Stock or (2) the average weekly reported volume of trading of the Class A Common Stock during the four calendar weeks preceding such sale. Sales under

Rule 144 also are subject to certain requirements pertaining to the manner of such sales, notice of such sales and the availability of current public information concerning us. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other requirements of Rule 144 but without regard to the one year holding period. Under Rule 144(k), after a period of two years has elapsed between the later of the date on which restricted securities were acquired from us and the date on which they were acquired from an affiliate, a holder of such restricted securities who is not an affiliate of ours at the time of the sale and has not been an affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions of Rule 144 described above.

      The selling stockholders have entered into agreements with the underwriters (the "Lock-up Agreements") which provide that, until the expiration of 90 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of, any shares of Class A Common Stock or any securities of MicroStrategy that are substantially similar to the Class A Common Stock or which are convertible into or exchangeable for, or represent the right to receive, Class A Common Stock (including Class B Common Stock) without the prior written consent of Merrill Lynch. In addition, we have agreed not to sell or otherwise dispose of any shares of Common Stock during the 90-day period following the date of the Prospectus, except we may issue, and grant options to purchase, shares of Class A Common Stock under the Company Stock Plans. In addition, we may issue shares of Class A Common Stock in connection with any acquisition of another company if the terms of such issuance provide that such Class A Common Stock shall not be resold prior to the expiration of the 90-day period referenced in the preceding sentence. We may also issue warrants or similar securities to strategic partners or customers to purchase shares of Class A Common Stock, if such warrants or similar securities are not convertible into shares of Class A Common Stock or transferable (other than to affiliates) prior to the expiration of the 90-day period referenced in the next preceding sentence

      We filed a Registration Statement on Form S-8 to register the 8,000,000, 300,000, 200,000 and 400,000 shares of Class A Common Stock issuable upon the exercise of stock options either outstanding or available for grant or purchase under our 1996 Stock Plan, 1997 Stock Option Plan for French Employees, 1997 Director Option Plan and 1998 Employee Stock Purchase Plan, respectively. Holders of shares acquired under these plans may currently sell shares of Class A Common Stock acquired under the plans, except for holders of shares under the 1998 Employee Stock Purchase Plan, who cannot acquire shares before January 31, 1999. The shares covered by the Registration Statement on Form S-8 are currently or upon grant will be eligible for sale in the public markets, subject to Rule 144 limitations applicable to our "affiliates" as well as to the limitations on sale and vesting described above.

                                  UNDERWRITING

      Merrill Lynch, Pierce, Fenner & Smith Incorporated, Hambrecht & Quist LLC and Friedman, Billings, Ramsey & Co., Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us and the selling stockholders, the number of shares of Class A Common Stock set forth opposite its name below.

                                                                 NUMBER OF
       UNDERWRITER                                                SHARES
       -----------                                               --------- ---
  Merrill Lynch, Pierce, Fenner & Smith
           Incorporated.........................................   900,000
  Hambrecht & Quist LLC ........................................   600,000
  Friedman, Billings, Ramsey & Co., Inc. .......................   300,000
  Barrington Research Associates, Inc...........................    50,000
  Dain Rauscher Wessels, A division of Dain Rauscher
   Incorporated.................................................    50,000
  First Albany Corporation......................................    50,000
  Scott & Stringfellow, Inc.....................................    50,000
                                                                 --------- ---
        Total................................................... 2,000,000
                                                                 ========= ===

      In the purchase agreement, the several underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares being sold pursuant to such agreement if any of the shares being sold pursuant to such agreement are purchased. Under certain circumstances, under the purchase agreement, the commitments of non-defaulting underwriters may be increased.

      The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers at such price less a concession not in excess of $.78 per share. The underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share on sales to certain other dealers. After the public offering, the public offering price, concession and discount may be changed.

      One of our existing stockholders has granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 300,000 additional shares at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the shares offered hereby. To the extent that the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares proportionate to such underwriter's initial amount reflected in the foregoing table.

      The following table shows the per share and total underwriting discounts to be paid by us and the selling stockholders to the underwriters. This information is presented assuming either no exercise or full exercise by the underwriters of the over-allotment option.

                                             PER     WITHOUT
                                            SHARE    OPTION    WITH OPTION
                                            ------ ----------- ----------- ---
   Public Offering Price................... $27.00 $54,000,000 $62,100,000
   Underwriting Discount...................  $1.35  $2,700,000  $3,105,000
   Proceeds, before expenses, to
    MicroStrategy.......................... $25.65 $40,655,250 $40,655,250
   Proceeds to selling stockholders........ $25.65 $10,644,750 $18,339,750

      We will not receive any of the proceeds from the sale of shares by the selling stockholders. The expenses of the offering are estimated at $600,000 and are payable by us.

      The shares are being offered by the several underwriters, subject to prior sale, when as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

      The selling stockholders have entered into Lock-up Agreements with the underwriters which provide that, until the expiration of 90 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of, any shares of Class A Common Stock or any of our other securities that are substantially similar to the Class A Common Stock or which are convertible into or exchangeable for, or represent the right to receive, Class A Common Stock (including Class B Common Stock) without the prior written consent of Merrill Lynch. In addition, we have agreed not to sell or otherwise dispose of any shares of Common Stock during the 90-day period following the date of the Prospectus, except we may issue, and grant options to purchase, shares of Class A Common Stock under our stock option and stock purchase plans. In addition, we may issue shares of Class A Common Stock in connection with any acquisition of another company if the terms of such issuance provide that such Class A Common Stock shall not be resold prior to the expiration of the 90-day period referenced in the preceding sentence. We may also issue warrants or similar securities to strategic partners or customers to purchase shares of Class A Common Stock, if such warrants or similar securities are not convertible into shares of Class A Common Stock or transferable (other than to affiliates) prior to the expiration of the 90-day period referenced in the next preceeding sentence.

      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

      Until the distribution of the shares is completed, rules of the Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase Class A Common Stock. As an exception to these rules, the representatives are permitted to engage in certain transactions that stabilize the price of the Class A Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class A Common Stock.

      If the underwriters create a short position in the Class A Common Stock in connection with the offerings, i.e., if they sell more shares than are set forth on the cover page of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

      The representatives may also impose a penalty bid on certain underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriters' short position or to stabilize the price of the Class A Common Stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering.

      In general, purchase of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the Class A Common Stock to the extent that it discourages resales of the shares.

      Neither we nor any of the selling stockholders or underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A Common Stock. In addition, neither we nor any of the selling stockholders or underwriters makes any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

      Some of the underwriters have provided investment banking services to us in the past and are likely to do so in the future. They receive customary fees and commissions for these services.

      In connection with this offering, certain underwriters and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the Class A Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the business day prior to the pricing of the offering before the commencement of offers or sales of the Class A Common Stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market makers' bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

      The validity of the Class A Common Stock offered hereby and certain other legal matters will be passed upon for us by Latham & Watkins, Washington, D.C. Certain legal matters in connection with the offering will be reviewed for the underwriters by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

      The consolidated balance sheets of MicroStrategy Incorporated, as of December 31, 1996 and 1997, and the consolidated statements of operations and comprehensive income, stockholders' (deficit) equity, and cash flows for each of the three years in the period ended December 31, 1997 included in this prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, therefore, we file reports, proxy statements, information statements and other information with the Securities and Exchange Commission. You may inspect and copy this information (at prescribed rates) at the Commission's public reference facilities at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Please call the Commission at 1-800-SEC-0330 for more information on its public reference rooms. The Commission also maintains an Internet Website at http://www.sec.gov that contains reports, proxy statements, registration statements, information statements and other information regarding registrants, including us, that file electronically with the Commission. Our Class A Common Stock is quoted on the Nasdaq National Market. Reports, proxy statements, information statements and other information about us may also be inspected at the office of the National Association of Securities Dealers, Inc., located at 1735 K Street, N.W., Washington, D.C. 20006.

      We have filed with the Securities and Exchange Commission, Washington, D.C., 20549, a Registration Statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the Class A Common Stock offered with this prospectus. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to MicroStrategy and the Class A Common Stock offered with this prospectus, reference is made to the Registration Statement and the exhibits and schedules files as a part of the Registration Statement. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, is available as set forth in the previous paragraph.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants......................................... F-2
Consolidated Balance Sheets as of December 31, 1996 and 1997 and as of
 September 30, 1998 (unaudited)........................................... F-3
Consolidated Statements of Operations and Comprehensive Income for the
 Years Ended December 31, 1995, 1996 and 1997 and for the nine months ended September 30, 1997 and 1998 (unaudited)............................ F-4
Consolidated Statements of Stockholders' (Deficit) Equity for the Years
 Ended December 31, 1995, 1996 and 1997 and for the nine months ended
 September 30, 1998 (unaudited)........................................... F-5
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1995, 1996 and 1997 and for the nine months ended September 30, 1997 and
 1998 (unaudited)......................................................... F-6
Notes to Consolidated Financial Statements................................ F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
MicroStrategy Incorporated

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, changes in stockholders (deficit) equity and cash flows present fairly, in all material respects, the financial position of MicroStrategy Incorporated and its subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


                                            PricewaterhouseCoopers LLP

McLean, Virginia
January 30, 1998, except for Note 4 as to which the date is May 8, 1998 and Note 8 as to which the date is June 10, 1998

                          MICROSTRATEGY INCORPORATED
                          CONSOLIDATED BALANCE SHEETS

                (in thousands, except share and per share data)

                                                 December 31,
                                                ----------------  September 30,
                                                 1996     1997        1998
                                                -------  -------  -------------
                                                                   (Unaudited)
ASSETS
Current assets:
  Cash and cash equivalents.................... $ 1,686  $ 3,506     $29,868
  Accounts receivable, net.....................   8,475   16,085      29,478
  Prepaid expenses and other current assets....     395    1,435       2,772
                                                -------  -------     -------
    Total current assets.......................  10,556   21,026      62,118
                                                -------  -------     -------
Property and equipment, net....................   2,197    6,891      11,690
Deposits and other assets......................     251    2,148       2,755
                                                -------  -------     -------
    Total assets............................... $13,004  $30,065     $76,563
                                                =======  =======     =======
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
  Line-of-credit............................... $ 2,758  $ 4,508     $    --
  Notes payable, current portion...............     356      900          --
  Dividend Notes payable to stockholders.......      --       --       7,500
  Accounts payable and accrued expenses........   2,811    9,406      10,944
  Accrued compensation and employee benefits...   1,748    3,633       4,690
  Deferred revenue.............................   5,120    8,340       9,225
                                                -------  -------     -------
    Total current liabilities..................  12,793   26,787      32,359
Notes payable, long-term portion...............     460    2,658          --
Deferred revenue...............................     544    1,047         795
                                                -------  -------     -------
    Total liabilities..........................  13,797   30,492      33,154
                                                -------  -------     -------
Commitments and contingencies
Stockholders' (deficit) equity:
  Preferred stock, par value $0.001 per share,
   5,000,000 shares authorized, no shares
   issued or outstanding.......................      --       --          --
  Common stock, par value $0.001 per share,
   50,000,000 shares authorized; 31,442,673
   issued and outstanding at December 31, 1996;
   29,493,873 issued and outstanding at
   December 31, 1997; no shares issued and
   outstanding at September 30, 1998 in 1998...      31       29          --
  Class A Common Stock, par value $0.001 per
   share, 100,000,000 shares authorized; no
   shares issued or outstanding at December 31,
   1996 or December 31, 1997; 4,852,900 issued
   and outstanding at September 30, 1998.......      --       --           5
  Class B Common Stock, par value $0.001 per
   share, 100,000,000 shares authorized; no
   shares issued or outstanding at December 31,
   1996 or 1997; 30,735,514 issued and
   outstanding at September 30, 1998...........      --       --          31
  Additional paid-in capital...................     213       20      41,544
  Accumulated other comprehensive income.......      --      158         553
  Retained earnings (accumulated deficit)......    (755)    (634)      2,463
  Deferred compensation........................      --       --      (1,187)
  Notes receivable from stockholders...........     (87)      --          --
  Less cost of treasury stock, 1,948,800 shares
   in 1996 and no shares in 1997 and 1998......    (195)      --          --
                                                -------  -------     -------
    Total stockholders' (deficit) equity.......    (793)    (427)     43,409
                                                -------  -------     -------
      Total liabilities and stockholders'
       (deficit) equity........................ $13,004  $30,065     $76,563
                                                =======  =======     =======

      The accompanying Notes are an integral part of these Consolidated Financial Statements.

                           MICROSTRATEGY INCORPORATED

         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

                (in thousands, except share and per share data)

                                                                Nine Months Ended
                              Years ended December 31,            September 30,
                          ----------------------------------  ----------------------
                             1995        1996        1997        1997        1998
                          ----------  ----------  ----------  ----------  ----------
                                                                   (Unaudited)
Revenues:
 Product licenses.......  $    4,077  $   15,873  $   36,601  $   23,410  $   47,476
 Product support........       5,700       6,730      16,956      11,353      23,223
                          ----------  ----------  ----------  ----------  ----------
   Total revenues.......       9,777      22,603      53,557      34,763      70,699
                          ----------  ----------  ----------  ----------  ----------
Cost of revenues:
 Product licenses.......         257       1,020       1,641       1,187       1,676
 Product support........       2,201       4,237       9,475       6,320      11,934
                          ----------  ----------  ----------  ----------  ----------
   Total cost of
    revenues............       2,458       5,257      11,116       7,507      13,610
                          ----------  ----------  ----------  ----------  ----------
Gross margin............       7,319      17,346      42,441      27,256      57,089
Operating expenses:
 Sales and marketing....       2,992      13,054      30,468      20,200      35,759
 Research and
  development...........       1,855       2,840       5,049       3,137       8,086
 General and
  administrative........       2,395       3,742       6,552       4,163       8,104
                          ----------  ----------  ----------  ----------  ----------
   Total operating
    expenses............       7,242      19,636      42,069      27,500      51,949
                          ----------  ----------  ----------  ----------  ----------
Income (loss) from
 operations.............          77      (2,290)        372        (244)      5,140
Interest income.........          16          22          94          54         682
Interest expense........         (56)       (127)       (333)       (202)       (621)
Other income (expense),
 net....................          11          20         (12)         (3)        (31)
                          ----------  ----------  ----------  ----------  ----------
Income before income
 taxes..................          48      (2,375)        121        (395)      5,170
                          ----------  ----------  ----------  ----------  ----------
Provision for income
 taxes..................          --          --          --          --      (1,758)
                          ----------  ----------  ----------  ----------  ----------
Net income (loss).......  $       48  $   (2,375) $      121  $     (395) $    3,412
                          ----------  ----------  ----------  ----------  ----------
Other comprehensive
 income:
 Foreign currency
  translation
  adjustment............          --          --         158         (95)        395
                          ----------  ----------  ----------  ----------  ----------
Comprehensive income
 (loss).................  $       48  $   (2,375) $      279  $     (490) $    3,807
                          ==========  ==========  ==========  ==========  ==========
Basic net income (loss)
 per share..............  $     0.00  $    (0.08) $     0.00  $    (0.01) $     0.10
                          ==========  ==========  ==========  ==========  ==========
Weighted average shares
 outstanding used in
 computing basic net
 income (loss) per
 share..................  28,896,622  29,493,873  29,493,873  29,501,012  32,771,485
                          ==========  ==========  ==========  ==========  ==========
Diluted net income
 (loss) per share.......  $     0.00  $    (0.08) $     0.00  $    (0.01) $     0.09
                          ==========  ==========  ==========  ==========  ==========
Weighted average shares
 outstanding used in
 computing diluted net
 income (loss) per
 share..................  28,896,622  29,493,873  32,362,277  29,501,012  37,936,672
                          ==========  ==========  ==========  ==========  ==========
Pro forma information
 (unaudited):
Net income, as
 reported...............                          $      121              $    5,170
Pro forma income taxes..                                (489)                 (1,965)
                                                  ==========              ==========
Pro forma net income
 (loss).................                          $     (368)             $    3,205
                                                  ==========              ==========
Pro forma basic net
 income (loss) per
 share..................                          $    (0.01)             $     0.10
                                                  ==========              ==========
Pro forma diluted net
 income (loss) per
 share..................                          $    (0.01)             $     0.08
                                                  ==========              ==========

  The accompanying Notes are an integral part of these Consolidated Financial
                                  Statements.

                          MICROSTRATEGY INCORPORATED
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY
                       (in thousands, except share data)

                                            Class A           Class B                   Accumulated    Retained
                       Common Stock       Common Stock     Common Stock     Additional     Other       Earnings
                    ------------------- ---------------- ------------------  Paid-in   Comprehensive (Accumulated   Deferred
                      Shares     Amount  Shares   Amount   Shares    Amount  Capital      Income       Deficit)   Compensation
                    -----------  ------ --------- ------ ----------  ------ ---------- ------------- ------------ ------------
 Balance,
 December 31,
 1994............    31,328,000   $ 31         --   --           --    --       $ 40       $ --        $ 1,738         $ --
 Issuance of
 common stock in
 exchange for
 notes receivable
 from
 stockholders....     1,666,404      2         --   --           --    --        157         --             --           --
 Proceeds from
 payments on
 notes
 receivable......            --     --         --   --           --    --         --         --             --           --
 Retirement of
 treasury stock..      (688,000)    (1)        --   --           --    --         --         --            (66)          --
                    -----------   ----  ---------  ---   ----------   ---    -------       ----        -------      -------
 Net income......            --     --         --   --           --    --         --         --             48           --
                    -----------   ----  ---------  ---   ----------   ---    -------       ----        -------      -------
 Balance,
 December 31,
 1995............    32,306,404     32         --   --           --    --        197         --          1,720           --
 Issuance of
 common stock in
 exchange for
 notes receivable
 from
 stockholders....       147,469     --         --   --           --    --         16         --             --           --
 Proceeds from
 payments on
 notes
 receivable......            --     --         --   --           --    --         --         --             --           --
 Retirement of
 treasury stock..    (1,011,200)    (1)        --   --           --    --         --         --           (100)          --
 Net loss........            --     --         --   --           --    --         --         --         (2,375)          --
                    -----------   ----  ---------  ---   ----------   ---    -------       ----        -------      -------
 Balance,
 December 31,
 1996............    31,442,673     31         --   --           --    --        213         --           (755)          --
 Proceeds from
 payments on
 notes
 receivable......            --     --         --   --           --    --         --         --             --           --
 Retirement of
 treasury stock..    (1,948,800)    (2)        --   --           --    --       (193)        --             --           --
 Translation
 adjustment......            --     --         --   --           --    --         --        158             --           --
 Net income......            --     --         --   --           --    --         --         --            121           --
                    -----------   ----  ---------  ---   ----------   ---    -------       ----        -------      -------
 Balance,
 December 31,
 1997............    29,493,873     29         --   --           --    --         20        158           (634)          --
 Issuance of
 common stock in
 exchange for
 minority
 interest of
 Company's
 foreign
 subsidiaries ...     1,401,641      2         --   --           --    --      1,066         --             --           --
 Stock Options
 issued below
 fair market
 value...........            --     --         --   --           --    --      1,350         --             --       (1,350)
 Declaration of
 dividend .......            --     --         --   --           --    --    (10,000)        --             --           --
 Issuance of
 Class A common
 shares in
 connection with
 initial public
 offering, net of
 offering costs
 ................            --     --  4,440,000    5           --    --     48,586         --             --           --
 Deferred
 compensation
 resulting from
 the issuance of
 stock options
 below fair
 market value ...            --     --         --   --           --    --         --         --             --          163
 S-Corporation to
 C-Corporation
 conversion .....            --     --         --   --           --    --        315         --           (315)          --
 Exercise of
 Stock options...            --     --    252,900   --           --    --        207         --             --           --
 Conversion of
 common stock to
 Class B common
 shares .........   (30,895,514)   (31)        --   --   30,895,514    31         --         --             --           --
 Conversion of
 Class B common
 stock to Class A
 common stock ...            --     --    160,000   --     (160,000)   --         --         --             --           --
 Translation
 adjustment .....            --     --         --   --           --    --         --        395             --           --
 Net income......            --     --         --   --           --    --         --         --          3,412           --
                    -----------   ----  ---------  ---   ----------   ---    -------       ----        -------      -------
 Balance,
 September 30,
 1998
 (unaudited).....            --   $ --  4,852,900  $ 5   30,735,514   $31    $41,544       $553        $ 2,463      $(1,187)
                    ===========   ====  =========  ===   ==========   ===    =======       ====        =======      =======
                       Notes
                     Receivable    Treasury Stock
                        from     --------------------
                    Stockholders   Shares    Amount    Total
                    ------------ ----------- -------- ---------
 Balance,
 December 31,
 1994............       $ --      3,648,000  $ (363)   $ 1,446
 Issuance of
 common stock in
 exchange for
 notes receivable
 from
 stockholders....       (159)            --       --        --
 Proceeds from
 payments on
 notes
 receivable......         52             --       --        52
 Retirement of
 treasury stock..         --       (688,000)      67        --
                    ------------ ----------- -------- ---------
 Net income......         --             --       --        48
                    ------------ ----------- -------- ---------
 Balance,
 December 31,
 1995............       (107)     2,960,000     (296)    1,546
 Issuance of
 common stock in
 exchange for
 notes receivable
 from
 stockholders....        (16)            --       --        --
 Proceeds from
 payments on
 notes
 receivable......         36             --       --        36
 Retirement of
 treasury stock..         --     (1,011,200)     101        --
 Net loss........         --             --       --    (2,375)
                    ------------ ----------- -------- ---------
 Balance,
 December 31,
 1996............        (87)     1,948,800     (195)     (793)
 Proceeds from
 payments on
 notes
 receivable......         87             --       --        87
 Retirement of
 treasury stock..         --     (1,948,800)     195        --
 Translation
 adjustment......         --             --       --       158
 Net income......         --             --       --       121
                    ------------ ----------- -------- ---------
 Balance,
 December 31,
 1997............         --             --       --      (427)
 Issuance of
 common stock in
 exchange for
 minority
 interest of
 Company's
 foreign
 subsidiaries ...         --             --       --     1,068
 Stock Options
 issued below
 fair market
 value...........         --             --       --        --
 Declaration of
 dividend .......         --             --       --   (10,000)
 Issuance of
 Class A common
 shares in
 connection with
 initial public
 offering, net of
 offering costs
 ................         --             --       --    48,591
 Deferred
 compensation
 resulting from
 the issuance of
 stock options
 below fair
 market value ...         --             --       --       163
 S-Corporation to
 C-Corporation
 conversion .....         --             --       --        --
 Exercise of
 Stock options...         --             --       --       207
 Conversion of
 common stock to
 Class B common
 shares .........         --             --       --        --
 Conversion of
 Class B common
 stock to Class A
 common stock ...         --             --       --        --
 Translation
 adjustment .....         --             --       --       395
 Net income......         --             --       --     3,412
                    ------------ ----------- -------- ---------
 Balance,
 September 30,
 1998
 (unaudited).....       $ --             --  $    --  $ 43,409
                    ============ =========== ======== =========

  The accompanying Notes are an integral part of these Consolidated Financial
                                  Statements.

                           MICROSTRATEGY INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (in thousands)

                                                                Nine Months
                                     Years ended December          Ended
                                             31,               September 30,
                                    ------------------------  ----------------
                                     1995    1996     1997     1997     1998
                                    ------  -------  -------  ------  --------
                                                                (Unaudited)
Operating activities:
 Net income (loss)................  $   48  $(2,375) $   121  $ (395) $  3,412
Adjustments to reconcile net
 income (loss) to net cash from
 operating activities:
 Depreciation and amortization....     283      306    1,243     648     2,045
 Provision for doubtful accounts,
  net of write-offs and
  recoveries......................      36      381      312     312       150
 Loss on sale of property and
  equipment.......................      --       17       --      --        --
 Compensation expense recognized
  in exchange for notes payable...     397       --       --      --        --
 Other............................      --       --       --      --       163
Changes in operating assets and
 liabilities, net of effect of
 foreign exchange rate changes:
 Accounts receivable..............  (2,771)  (4,859)  (8,235) (1,192)  (13,228)
 Prepaid expenses and other
  current assets..................      (4)    (230)  (1,051)   (240)     (938)
 Accounts payable and accrued
  expenses, compensation and
  benefits........................     117    3,780    8,951   3,426     1,213
 Deferred revenue.................   1,627    3,985    3,512   2,589     1,145
 Deposits and other assets........      --      (58)     102     117       (48)
                                    ------  -------  -------  ------  --------
    Net cash provided by (used in)
     operating activities.........    (267)     947    4,955   5,265    (6,086)
                                    ------  -------  -------  ------  --------
Investing activities:
 Acquisition of property and
  equipment.......................    (469)  (1,680)  (5,954) (2,876)   (6,144)
 Increase in capitalized
  software........................      --       --   (1,928) (1,400)       --
                                    ------  -------  -------  ------  --------
    Net cash used in investing
     activities:..................    (469)  (1,680)  (7,882) (4,276)   (6,144)
                                    ------  -------  -------  ------  --------
Financing activities:
 Borrowings on short-term line of
  credit, net.....................     750    2,008    1,750      --        --
 Repayments on short-term line of
  credit, net.....................      --       --       --      --    (4,508)
 Proceeds from payments on notes
  receivable......................      52       36       87      41        --
 Repayments of Dividend Notes
  payable.........................      --       --       --      --    (2,500)
 Proceeds from issuance of notes
  payable.........................     438      306    3,264   1,272       862
 Principal payments on notes
  payable.........................    (110)    (574)    (521)   (369)   (4,211)
 Proceeds from sale of Class A
  Common Stock and exercise of
  stock options, net of offering
  costs...........................      --       --       --      --    48,797
                                    ------  -------  -------  ------  --------
      Net cash provided by
       financing activities.......   1,130    1,776    4,580     944    38,440
                                    ------  -------  -------  ------  --------
Effect of foreign exchange rate
 changes on cash..................      --       --      167    (113)      152
                                    ------  -------  -------  ------  --------
Net increase (decrease) in cash
 and cash equivalents.............     394    1,043    1,820   1,820    26,362
Cash and cash equivalents,
 beginning of period..............     249      643    1,686   1,686     3,506
                                    ------  -------  -------  ------  --------
Cash and cash equivalents, end of
 period...........................  $  643  $ 1,686  $ 3,506  $3,506  $ 29,868
                                    ======  =======  =======  ======  ========
Supplemental disclosure of noncash
 investing and financing
 activities:
 Issuance of notes receivable in
  exchange for common stock.......  $  159  $    16       --      --        --
                                    ======  =======  =======  ======  ========
 Retirement of treasury stock.....  $   67  $   101  $   195  $  193        --
                                    ======  =======  =======  ======  ========
 Issuance of common stock in
  exchange for minority interest
  of Company's foreign
  subsidiaries....................      --       --       --      --  $  1,068
                                    ======  =======  =======  ======  ========
Supplemental disclosure of cash
 flow information:
 Cash paid during the year for
  interest........................  $   58  $   112  $   290  $  144  $    576
                                    ======  =======  =======  ======  ========
 Cash paid during the year for
  income taxes....................      --       --       --      --  $  1,330
                                    ======  =======  =======  ======  ========

  The accompanying Notes are an integral part of these Consolidated Financial
                                  Statements.

                           MICROSTRATEGY INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (Figures in tables are in thousands, except share and per share data)

NOTE 1--Organization and Summary of Significant Accounting Policies:

Organization

      MicroStrategy Incorporated (the "Company") designs, develops, markets and supports high performance, mission critical client server relational database management systems and provides related software and services for data warehouse applications. The Company provides its products and services to customers both domestically and worldwide.

Basis of Presentation

      The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries located in France, Germany, United Kingdom, the Netherlands, Spain and Italy. All significant intercompany accounts and transactions have been eliminated in consolidation.

      Prior to January 1, 1998, the Company owned 79% of its foreign subsidiaries, 17% of the foreign subsidiaries was owned by the Company's majority stockholder and the remaining 4% was owned by a minority stockholder. Due to the fact that 96% of the foreign subsidiaries were under common control and the remaining minority shareholder's interest was immaterial, the Company has consolidated 100% of the foreign subsidiaries since inception and has not reflected the minority interest in its consolidated balance sheets. Effective January 1, 1998, the Company acquired the remaining 21% minority interest of its foreign subsidiaries through the issuance of 1,401,641 shares of Class B Common Stock.

Use of Estimates

      The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

      The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents include various short-term money market instruments.

Software Development Costs

      In accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to customers. The Company defines the establishment of technological feasibility as the completion of all planning, designing, coding and testing activities that are necessary to establish products that meet design specifications including functions, features and technical performance requirements. Under the Company's definition, establishing technological feasibility is considered complete only after the majority of customer testing and customer feedback has been incorporated into product functionality. Software development costs capitalized include direct labor costs and fringe labor overhead costs attributed to programmers, software engineers, quality control and field certifiers working

                           MICROSTRATEGY INCORPORATED

          (Figures in tables are in thousands, except per share data)

on products after they reach technological feasibility but before they are generally available to customers for sale. Capitalized costs are amortized over the estimated product life using the greater of the straight-line method or the ratio of current product revenues to total projected future revenues. Software development costs net of accumulated amortization are $1,831,000 and $1,397,000 at December 31, 1997 and September 30, 1998 respectively, and are included in deposits and other assets on the balance sheet. Amortization expense related to software development costs was $97,000 and $434,000 for the year ended December 31, 1997 and the nine months ended September 30, 1998, respectively. Prior to the year ended December 31, 1997, the establishment of technological feasibility of the Company's products and general release of such software had substantially coincided. As a result, software development costs qualifying for capitalization were insignificant and, therefore, the Company had not capitalized any software development costs prior to 1997.

Property and Equipment

      Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to ten years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases. Depreciation and amortization expense related to property and equipment was $283,000, $306,000 and $1,141,000 respectively, for the years ended December 31, 1995, 1996 and 1997.

Revenue Recognition

      The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants' (AICPA) Statement of Position (SOP) 91-1, Software Revenue Recognition. Revenue from product licensing arrangements is generally recognized after execution of a licensing agreement and shipment of the product, provided that no significant vendor obligations remain and the resulting receivable is deemed collectible by management. In addition, the Company recognizes revenue from sales to value added resellers and original equipment manufacturers at the time of product shipment, subject to evaluation of possible product returns or exchanges. Historically, the Company has not experienced any returns or exchanges of its products from direct sale customers, value added resellers or original equipment manufacturers. Services revenue, which includes training and consulting, is recognized at the time the service is performed. The Company defers and recognizes maintenance revenue ratably over the terms of the contract period, ranging from 12 to 36 months.

      In October 1997, the AICPA issued SOP 97-2 "Software Revenue Recognition," which superseded SOP 91-1, effective January 1, 1998. SOP 97-2 was amended on March 31, 1998 by SOP 98-4 "Deferral of the effective date of a provision of SOP 97-2." In December 1998, the AICPA issued SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition", which amends SOP 98-4, and is effective after December 31,1998. Management has assessed these new statements and believes that their adoption will not have a material effect on the timing of the Company's revenue recognition or cause changes to its revenue recognition policies.

Income Taxes

      The Company had elected to be treated for federal and state income tax purpose as a Subchapter S corporation. Under Subchapter S, the taxable income or loss was reported by the stockholders and, accordingly, no federal or state income taxes had been provided in the financial statements.

      In connection with the initial public offering of the Company's common stock (the Offering), the Company is no longer a Subchapter S corporation for tax purposes. The Company is subject to federal and state income taxes and recognizes deferred taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting For Income Taxes". This statement provides for

                           MICROSTRATEGY INCORPORATED

          (Figures in tables are in thousands, except per share data)

a liability approach under which deferred income taxes are provided based upon enacted tax laws and rates applicable to the periods in which the taxes become payable.

      The consolidated statement of operations includes pro forma information to reflect income taxes as if the Company had been a Subchapter C corporation for the year ended December 31, 1997 and the nine months ended September 30, 1998.

Basic and Diluted Net Income (Loss) Per Share

      Net income (loss) per share is computed on a basic and diluted basis using the weighted average number of shares of Common Stock, assuming conversion of dilutive common stock equivalent shares from common stock options.

Pro Forma Basic and Diluted Net Loss per Share (Unaudited)

      Unaudited pro forma basic net income per share for the year ended December 31, 1997 and the nine months ended September 30, 1998 is based on the weighted average number of common shares outstanding during the period. The unaudited pro forma weighted average number of common shares for the year ended December 31, 1997, includes the number of shares issued upon the initial public offering and the number of shares whose proceeds would be necessary to pay the dividend as required by Staff Accounting Bulletin topic 1.B.3. The Company expects to pay the dividend out of cash flows from future operations. The unaudited pro forma weighted average number of common shares assuming dilution includes shares issuable upon the exercise of stock options computed in accordance with the treasury stock method, and shares issuable upon the exercise of the underwriters' over-allotment option.

Foreign Currency Translation

      The assets and liabilities of non-U.S. operations are translated into U.S. dollars at exchange rates in effect as of each balance sheet date. To date, the Company has not sought to hedge the risks associated with fluctuations in exchange rates but may undertake such transactions in the future. Revenue and expense accounts of these operations are translated at average exchange rates prevailing during the period the transactions occur. Accordingly, translation gains and losses are included as component of stockholders' equity. Foreign currency transaction gains and losses are included in determining net income. To date, such gains and losses have not been significant.

Concentrations of Credit Risk

      Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company sells products and services to various companies across several industries throughout the world in the ordinary course of business. The Company routinely assesses the financial strength of its customers and maintains allowances for anticipated losses.

      For the years ended December 31, 1996 and 1997, no one customer accounted for 10% or more of total revenues. For the year ended December 31, 1995, one customer accounted for 14% of total revenues.

      For the year ended December 31, 1995, one customer accounted for 13% of accounts receivable. For the years ended December 31, 1996 and 1997, no one customer accounted for 10% or more of total accounts receivable.

                           MICROSTRATEGY INCORPORATED

          (Figures in tables are in thousands, except per share data)


Fair Value of Financial Instruments

      The Company's financial instruments, which consist of cash, cash equivalents, accounts receivable, accounts payable, line of credit and notes payable, approximate fair value. The carrying amounts of the line of credit and notes payable approximate fair value as these financial instruments contain variable interest rates which reprice frequently.

Purchase of Minority Interest in Foreign Subsidiaries

      Effective January 1, 1998, the Company issued a total of 1,401,641 shares of Class B Common Stock to certain existing stockholders in exchange for their approximate 21% minority interest in certain of the Company's foreign subsidiaries. The transaction and the valuation of the percentage interests held by each of the minority interest stockholders for purposes of determining the number of shares of Common Stock to be issued to each of them were reviewed and approved by the disinterested members of the Board of Directors. The Company accounted for the transaction under the purchase method of accounting. The 1,134,662 shares issued to the majority stockholder of the Company in exchange for his shares in the foreign subsidiaries' minority interest (representing 17% of the foreign subsidiaries) was an exchange between entities under common control and was therefore accounted for at historical cost. The historical cost for the majority stockholder's investment in the minority interest was approximately $58,000. The shares issued to the other minority interest stockholder (representing 4% of the foreign subsidiaries) were recorded at fair value. Accordingly the Company recorded $1,068,000 for acquired intangible assets, which is included in deposits and other assets in the balance sheet representing the excess of the fair market value for 266,979 of the shares issued in exchange for the non controlling interests shares in the foreign subsidiaries. The Company has allocated the following amounts to the identifiable intangible assets and is amortizing those assets on a straight-line basis over the following estimated useful lives:

     Distribution channels..................................... $  478 15 years
     Trade name................................................    239 20 years
     Customer list.............................................    267 10 years
     Assembled workforce.......................................     66 10 years
     Goodwill..................................................     18  5 years
                                                                ------
                                                                $1,068
                                                                ======

      Had the Company purchased the minority interest as of January 1, 1997, the Company would have reduced net income by $80,700 and $60,500 for the year ended December 31, 1997 and nine months ended September 30, 1998, respectively. There would have been no impact on revenues, basic earnings and diluted earnings per share.

Interim results (unaudited)

      The accompanying consolidated balance sheet as of September 30, 1998, the consolidated statements of operations and of cash flows for the nine months ended September 30, 1997 and 1998, and the consolidated statement of stockholders' equity for the nine months ended September 30, 1998 are unaudited. In the opinion of management, the statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of interim periods. The data disclosed in these notes to consolidated financial statements for these periods are also unaudited.

                           MICROSTRATEGY INCORPORATED

          (Figures in tables are in thousands, except per share data)


NOTE 2--Accounts Receivable

      Accounts receivable, net of allowances, consist of the following:

                                                                 December 31,
                                                                ---------------
                                                                 1996    1997
                                                                ------  -------
     Billed.................................................... $7,947  $16,621
     Unbilled..................................................    986      234
     Less allowance for doubtful accounts......................   (458)    (770)
                                                                ------  -------
                                                                $8,475  $16,085
                                                                ======  =======

NOTE 3--Property and Equipment

      Property and equipment consists of the following:

                                                                December 31,
                                                               ----------------
                                                                1996     1997
                                                               -------  -------
     Computer equipment and software.......................... $ 2,209  $ 6,703
     Furniture and equipment..................................     494    1,512
     Leasehold improvements...................................      47      292
     Less: accumulated depreciation and amortization..........    (553)  (1,616)
                                                               -------  -------
                                                               $ 2,197  $ 6,891
                                                               =======  =======

NOTE 4--Bank Borrowings

      On December 10, 1996, the Company entered into a business loan with a bank (the "Business Loan"). This Business Loan was used to repay the Company's previous line of credit with another financial institution. Pursuant to the Business Loan, at December 31, 1997 the Company had available a $6.4 million revolving line of credit, a $2.0 million revolving equipment line and, since November 1997, a $2.0 million non-revolving equipment loan. On March 31, 1998, the Company increased the revolving credit line by $3.0 million to $9.4 million, increased the non-revolving equipment loan by $2.0 million to $4.0 million and amended certain of its debt covenants. Borrowings under the Business Loan may not exceed 80% of eligible accounts receivable for the revolving credit line and 80% of the cost of the asset for the equipment credit lines. The borrowings bear interest at the lender's prime rate or LIBOR plus 2.75% for the revolving line of credit and prime plus one-half percent or a rate equal to the yield of U.S. Treasury Bonds plus 2.65% for loans with a 3-year maturity or 2.85% for loans with a 4-year maturity for the equipment lines of credit (revolving and non-revolving). In addition, borrowings under the Business Loan are collateralized by substantially all of the Company's assets and are partially guaranteed by a stockholder and officer of the Company for up to $2.0 million for all amounts borrowed under the Business Loan in excess of $2.0 million.

      The Business Loan requires the Company to maintain certain financial ratios and to comply with certain other covenants. From time to time, the Company has not been in compliance with certain of these covenants. However, the Company has obtained a waiver from the financial institution for events of

                           MICROSTRATEGY INCORPORATED

          (Figures in tables are in thousands, except per share data)

non-compliance with these covenants through December 31, 1997. On March 31, 1998, the Company amended certain of these debt covenants and is in compliance with these revised covenants.

NOTE 5--Notes Payable

      Notes payable consist of the following:

                                                                December 31,
                                                                -------------
                                                                1996    1997
                                                                -----  ------
     Notes payable to financial institution with interest
      rates varying from 8.8% to 9.4%, at December 31, 1997,
      maturities through December 31, 2001, repayable in
      monthly installments and collateralized by the related
      equipment...............................................  $ 306  $3,328
     Note payable to consultant bearing interest at 8.5%,
      repayable in monthly installments of $9 through December
      2000....................................................    315     230
     Notes payable to stockholders............................    195      --
                                                                -----  ------
     Total notes payable......................................    816   3,558
     Less: current portion....................................   (356)   (900)
                                                                -----  ------
     Notes payable, long term portion.........................  $ 460  $2,658
                                                                =====  ======

      Annual maturities of long-term debt at December 31, 1997 are as follows:

     1998................................................................ $  900
     1999................................................................    976
     2000................................................................    991
     2001................................................................    691
                                                                          ------
                                                                          $3,558
                                                                          ======

NOTE 6--Income Taxes (unaudited)

      As of December 31, 1997 the Company was an S corporation and, accordingly, not liable for corporate income taxes. Had the Company been a tax-paying entity, the tax provision would have $489,000. The Company's actual tax provision for the nine months ended September 30, 1998 was $1,758,000:

                                                                    Nine Months
                                                       Year ended      ended
                                                      December 31, September 30,
                                                          1997         1998
                                                      ------------ -------------
                                                       (Proforma)   (unaudited)
     Current:
       Federal.......................................    $ (148)      $1,304
       State.........................................        71          577
       Foreign.......................................       124           --
                                                         ------       ------
                                                             47        1,881
     Deferred:
       Federal.......................................       794          205
       State.........................................       170           36
       Foreign.......................................    (1,443)        (588)
                                                         ------       ------
                                                           (479)        (347)
     Increase in valuation allowance.................       921          224
                                                         ------       ------
                                                          $ 489       $1,758
                                                         ======       ======

                          MICROSTRATEGY INCORPORATED

          (Figures in tables are in thousands, except per share data)


      Pre-tax income for the Company's year ended December 31, 1997 and for the Company's domestic operations was $1,031,000 and $4,709,000, respectively. The pro forma and actual provisions for the year ended December 31, 1997 and the nine months ended September 30, 1998 for income taxes differs from the amount computed by applying the federal statutory income tax rate to the Company's income before taxes as follows:

                                             Nine months
                                Year ended      ended
                               December 31, September 30,
                                   1997         1998
                               ------------ -------------
                               (Pro forma)   (unaudited)
     Income tax benefit at
      federal statutory
      rate...................      $ 41        $1,756
     State income tax, net of
      federal tax effect.....         5           380
     Foreign income taxes....         2            --
     Research and development
      tax credit.............      (480)         (400)
     Foreign sales
      corporation benefit....        --          (177)
     S-Corp income not
      taxed..................        --          (239)
     Other permanent items...        --           214
     Change in valuation
      allowance..............       921           224
                                   ----        ------
     Provision for income
      taxes..................      $489        $1,758
                                   ====        ======

      Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                      December 31, September 30,
                                                          1997         1998
                                                      ------------ -------------
                                                      (Pro forma)   (unaudited)
     Deferred tax assets:
       Accounts receivable allowances................    $  287       $  369
       Accrued compensation..........................       384          759
       Deferred revenue..............................       595           --
       Other accruals and allowances.................        --          925
       State tax credits.............................        --          264
       Foreign net operating losses..................     1,801        2,116
                                                         ------       ------
                                                          3,067        4,433
       Valuation allowance...........................    (1,801)      (1,744)
                                                         ------       ------
     Net deferred tax assets.........................     1,266        2,689
                                                         ------       ------
     Deferred tax liabilities:
       Prepaid assets................................       447          380
       Depreciation..................................       558          684
       Capitalized software..........................       703          923
       Accounting method change related to
        C corporation conversion.....................        --        1,625
                                                         ------       ------
         Total deferred tax liabilities..............     1,708        3,612
                                                         ------       ------
     Total net deferred tax liability................    $ (442)      $ (923)
                                                         ======       ======

      Upon termination of its S corporation status, the Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Had the Company been taxed as a C corporation, the Company would have recorded net deferred tax liability of $442,000 as of December 31, 1997. As of December 31, 1997, the Company would have recorded a valuation allowance of $1,801,000, primarily against the net operating loss carryforwards in

                           MICROSTRATEGY INCORPORATED

          (Figures in tables are in thousands, except per share data)


foreign jurisdictions. As of December 31, 1997, management has concluded that no valuation allowance is required on the domestic deferred tax assets based on its assessment that current and expected future levels of taxable income are sufficient to realize domestic deferred tax assets.

NOTE 7--Commitments and Contingencies

Operating Leases

      The Company leases office space under operating lease agreements expiring at various dates through 2000. In addition to base rent, the Company is responsible for certain taxes, utilities, and maintenance costs. Future minimum lease payments under noncancelable operating leases with a remaining term in excess of one year at December 31, 1997 are as follows:

     1999.................................................................. $795
     2000..................................................................  667
     2001..................................................................  321
     2002..................................................................  184

      Total rental expense for 1995, 1996 and 1997 was approximately $298,000, $699,000 and $1,635,000, respectively.

Contingencies

      The Company is involved in proceedings through the normal course of business. However, the ultimate resolution of these proceedings cannot be predicted with certainty. Management believes that any unfavorable outcome related to these proceedings will not have a material effect on the Company's financial position or results of operations.

NOTE 8--Stockholders Equity

Net Income (Loss) Per Share

      Reconciliations of the basic net income (loss) per share and diluted net income (loss) per share computations for the years ended December 31, 1995, 1996, 1997 and the nine months ended September 30, 1998 are as follows:

                                                                            For the Nine Months
                                                                            Ended September 30,
                         For the Year Ended December 31,                           1998
                         ---------------------------------                -----------------------
                            1995       1996        1997    Pro forma 1997   Actual     Pro Forma
                         ---------- ----------  ---------- -------------- ----------- -----------
                                                            (Unaudited)   (Unaudited) (Unaudited)
Basic net income (loss)
 per share:
Weighted-average common
 shares outstanding..... 28,896,622 29,493,873  29,493,873   35,568,848   32,771,485  32,771,485
                         ========== ==========  ==========   ==========   ==========  ==========
Net income (loss)....... $       48 $   (2,375) $      121   $     (368)  $    3,412  $    3,205
                         ========== ==========  ==========   ==========   ==========  ==========
Basic net income (loss)
 per share.............. $     0.00 $    (0.08) $     0.00   $    (0.01)  $     0.10  $     0.10
                         ========== ==========  ==========   ==========   ==========  ==========
Diluted net income
 (loss) per share:
Weighted-average common
 shares outstanding..... 28,896,622 29,493,873  29,493,873   35,568,848   32,771,485  32,771,485
                         ========== ==========  ==========   ==========   ==========  ==========

                           MICROSTRATEGY INCORPORATED

          (Figures in tables are in thousands, except per share data)


                                                                            For the Nine Months
                                                                            Ended September 30,
                         For the Year Ended December 31,                           1998
                         ---------------------------------                -----------------------
                            1995       1996        1997    Pro forma 1997   Actual     Pro Forma
                         ---------- ----------  ---------- -------------- ----------- -----------
                                                            (Unaudited)   (Unaudited) (Unaudited)
Common shares issuable
 on exercise of stock
 options, net of shares
 assumed to be
 repurchased at the
 average market price...         --         --   2,868,404    2,868,404    5,165,187   5,165,187
Common shares issuable
 upon underwriters
 option.................         --         --          --      600,000           --          --
                         ---------- ----------  ----------   ----------   ----------  ----------
Weighted-average common
 shares outstanding,
 assuming dilution...... 28,896,622 29,493,873  32,362,277   39,037,252   37,936,672  37,936,672
                         ========== ==========  ==========   ==========   ==========  ==========
Net income (loss)....... $       48 $   (2,375) $      121   $     (368)  $    3,412  $    3,205
                         ========== ==========  ==========   ==========   ==========  ==========
Diluted net income
 (loss) per share....... $     0.00 $    (0.08) $     0.00   $    (0.01)  $     0.09  $     0.08
                         ========== ==========  ==========   ==========   ==========  ==========

      Common stock equivalents are included in the computation of diluted net income (loss) per share using the treasury stock method. During 1996, stock options granted by the Company to purchase 1,172,963 common shares were not included in the computation because the effect was anti-dilutive.

      Immediately prior to the initial public offering, all outstanding shares of common stock were exchanged and converted into shares of Class A Common Stock and exchanged for an identical number of shares of Class B Common Stock.

      Pro forma weighted average shares outstanding during 1997 includes 1,401,641 shares of common stock issued to two of the existing stockholders effective January 1, 1998 in exchange for their minority interests in certain of the Company's foreign subsidiaries and also includes 3,840,000 shares of common stock issued upon the Company's initial public offering. Pro forma weighted average shares outstanding also includes the assumed issuance of an additional 1,111,111 shares of common stock which would be necessary for the Company to pay a $10 million dividend to the existing shareholders.

Employee and Directors Stock Option Plans

      In February 1996, the Company adopted a Stock Plan (the "1996 Stock Plan") in order to provide an incentive to eligible employees, consultants and officers of the Company. Under the 1996 Stock Plan, as amended, 8,000,000 shares of common stock are reserved, options to purchase 4,720,863 shares of which have been granted as of December 31, 1997.

      In March 1997, the Company adopted the "French Plan", which provides for the granting of options to employees of MicroStrategy France SARL, the Company's French subsidiary. A total of 300,000 shares of common stock has been reserved under the French Plan, options to purchase 101,000 shares of which have been granted as of December 31, 1997.

      In September 1997, the Company adopted the "1997 Director Option Plan", which provides for the grants of nonqualified stock options to non-employee directors of the Company. A total of 200,000 shares of common stock has been reserved under the Director Option Plan, options to purchase 90,000 shares of which have been granted as of December 31, 1997.

                           MICROSTRATEGY INCORPORATED

          (Figures in tables are in thousands, except per share data)


      Shares of Class A Common Stock will be issued upon exercise of any of the stock options granted under the 1996 Stock Plan, the French Plan and the 1997 Director Option Plan.

      The stock option exercise price of options under the Company's stock option plans may not be less than the determined fair market value at the date of grant. Stock options to date generally vest ratably over five years from the date of grant and expire ten years after grant. Vested stock options are exercisable at the earliest of (1) the closing of an underwritten public offering, (2) change in control of the Company or (3) 78 months following the date of grant of an option.

      A summary of the status of the Company's stock option plans as required by SFAS 123 is presented below:

                                                    Option Price    Weighted
                                                     Range Per      Average
                                          Shares       Share     Exercise Price
                                         ---------  ------------ --------------
Outstanding at December 31, 1995........        --  $        $       $  --
 Granted................................ 2,482,416   0.50-- 1.25      0.84
 Exercised..............................        --            --        --
 Surrendered............................   (23,000)  0.50-- 1.13      0.55
                                         ---------  ------------     -----
Outstanding at December 31, 1996........ 2,459,416   0.50-- 1.25      0.84
 Granted................................ 2,660,363   1.50-- 4.00      2.44
 Exercised..............................        --            --        --
 Surrendered............................  (207,916)  0.50-- 2.50      1.10
                                         ---------  ------------     -----
Outstanding at December 31, 1997........ 4,911,863   0.50-- 4.00      1.70
 Granted................................ 1,624,740   4.00--42.50     12.79
 Exercised..............................  (252,900)  0.50-- 2.50      0.89
 Surrendered............................  (188,984)  0.50--12.00      2.11
                                         ---------  ------------     -----
Outstanding at September 30, 1998        6,094,719   0.50--42.50      4.67
Options vested at December 31, 1997.....   456,300  $0.50--$1.25     $0.83

      No options were exercisable as of December 31, 1996.

                                                              Options
                                                            Exercisable
                    Options Outstanding        Weighted     at December
                    at December 31, 1997       Average        31, 1997
                 --------------             Exercise Price --------------
                                            --------------
                           Weighted Average                Weighted
                              Remaining                    Average
   Range of      Number of   Contractual      Number of    Exercise
Exercise Prices   Shares      Life(Years)       Shares      Price
---------------  --------- ---------------- -------------- --------
$0.50-- $1.00    1,445,000       8.31           $0.65      289,000  $0.62
 1.13--  1.50    1,200,433       8.96            1.42      167,300   1.19
 2.00--  4.00    2,266,430       9.74            2.62           --     --
                 ---------                                 -------
                 4,911,863                                 456,300
                 ---------                                 -------

      In 1996, the Company adopted Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock--Based Compensation." As permitted by SFAS 123, the Company has elected to continue following the provisions of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and to adopt the disclosure only provisions of SFAS No.
123. If compensation expense had been recorded based on the fair value at the grant dates for awards under the Plans, the Company's net loss would have been adjusted to the pro forma amounts presented below:

                           MICROSTRATEGY INCORPORATED

          (Figures in tables are in thousands, except per share data)


                                                                 Year ended
                                                                December 31,
                                                               ---------------
                                                                1996     1997
                                                               -------  ------
     Net income (loss)
      As reported............................................. $(2,375) $  121
      Pro forma............................................... $(2,467) $ (258)
      Basic net income (loss) per share, as reported.......... $ (0.08) $ 0.00
      Diluted net income (loss) per share, as reported........ $ (0.08) $ 0.00
      Pro forma basic net income (loss) per share............. $ (0.08) $(0.01)
      Pro forma diluted net income (loss) per share........... $ (0.08) $(0.01)

      The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants issued during the years ended December 31, 1996 and 1997, respectively: volatility factors of 70% and 60%, weighted-average expected life of 5 years and 2.5 years, risk-free interest rates of 6%, and no dividend yields. The weighted average fair value of grants made during the years ended December 31, 1996 and 1997 are $0.52 and $1.04, respectively.

      During the nine months ended September 30, 1998, the Company granted options to purchase 1,624,740 shares of common stock, of which options to purchase 535,835 shares of common stock were granted at exercise prices below fair market value. The Company will amortize approximately $1,350,000 of compensation expense related to these options. The Company will record additional compensation expense relating to the options for the years ending December 31, 1998, 1999, 2000, 2001, 2002 and 2003 of $186,000, $270,000,
$270,000, $270,000, $270,000 and $84,000, respectively. For the nine months ended September 30, 1998, the Company recorded $119,000 of compensation expense related to the aforementioned options.

Distribution to S Corporation Stockholders

      On June 11, 1998, the Company declared and paid a dividend of $10,000,000 to certain stockholders in the form of short-term notes prior to the termination of the Company's S corporation election. The notes bore interest at the "applicable federal rate" for short-term obligations and became due and payable at various times during 1998. The Company is repaying the notes from cash flows from future operations in accordance with the terms of the notes. The remaining balance on the dividend notes payable to stockholders is $7,500,000 at September 30, 1998.

NOTE 9--Employee Benefit Plan

      The Company sponsors a plan to provide retirement and incidental benefits for its employees, known as the MicroStrategy 401(k) plan (the "Plan"). Participants may make voluntary contributions to the Plan of up to 20% of their compensation not to exceed the Federally determined maximum allowable contribution. The Plan permits for discretionary company contributions; however, no contributions were made for the years ended December 31, 1995, 1996 and 1997.

                           MICROSTRATEGY INCORPORATED

          (Figures in tables are in thousands, except per share data)


NOTE 10--Segment Information

      The following table presents a summary of operations by geographic region, including eliminations of all significant intercompany transactions:

                                                            Year ended
                                                           December 31,
                                                      ------------------------
                                                       1995    1996     1997
                                                      ------  -------  -------
Revenue:
Domestic............................................. $8,675  $20,089  $39,310
Europe...............................................  1,102    2,514   14,247
                                                      ------  -------  -------
    Total revenue.................................... $9,777  $22,603  $53,557
                                                      ======  =======  =======
Operating (loss) income:
Domestic............................................. $  129  $(1,172) $  (639)
Europe...............................................    (52)  (1,118)   1,011
                                                      ------  -------  -------
    Total operating (loss) income.................... $   77  $(2,290) $   372
                                                      ======  =======  =======
Identifiable Assets:
Domestic.............................................         $ 9,046  $21,376
Europe...............................................           3,958    8,689
                                                              -------  -------
    Total assets.....................................         $13,004  $30,065
                                                              =======  =======

                               GLOSSARY OF TERMS

      "API"--Application Program Interface. Provides routines, protocols and tools for developing custom applications. Software that provides an API affords businesses an opportunity to customize, integrate and embed provided functionality into their own applications.

      "Business Metrics"--Business measures used to gauge corporate performance. For example: profit, loss, sales, and inventory.

      "C++"--A popular programming language used to create computer applications software.

      "Commercial DSS"--Commercial Decision Support Systems. A DSS based on corporate data that is provided to customers, as opposed to employees. For example, healthcare providers that provide patients with outcome analysis capabilities for various combinations of patients, treatments, drugs, hospitals and doctors.

      "CPU"--Central Processing Unit. The CPU is the brain of the computer. Sometimes referred to simply as the processor or central processor, the CPU is where most calculations take place. In terms of computing power, the CPU is the most important element of a computer system.

      "Data Warehouse"--A collection of data designed to support management decision-making. Data warehouses contain refined, standardized data culled from many different departments across a business enterprise. These data present a coherent picture of business conditions at a single point in time.

      "Decilings"--A type of analysis that distributes results into ten groups; 1st 10%, 2nd 10%, etc.

      "Delphi"--A programming language developed by Borland International, Inc. Delphi is similar to Visual Basic from Microsoft, but whereas Visual Basic is based on the BASIC programming language, Delphi is based on Pascal.

      "DSS"--Decision Support System. Software designed to support the management decision-making process via ad hoc query processing against corporate data stores.

      "Enterprise DSS"--A Decision Support System that comprises the information requirements of all departments within a corporation, thereby satisfying the reporting requirements of the corporate "enterprise", as opposed to a single department.

      "Gigabyte"--A measure of computer data storage; approximately 1 billion bytes (1,000,000,000). In comparison, a 3.5" floppy disk contains 1.44 Megabytes; approximately 1,440,000 bytes.

      "Global 2000"--The 2000 largest publicly traded corporations worldwide (based on revenue).

      "Hardware"--Refers to computer components such disks, disk drives, monitors, keyboards, printers, memory chips, CPUs, etc.

      "HTML"--Hypertext Markup Language. The language used to create World Wide Web pages, with hyperlinks and markup for text formatting (different heading styles, bold, italic, numbered lists, insertion of images, etc.).

      "JAVA"--A cross-platform programming language developed by Sun Microsystems that can be used to create animations and interactive features on World Wide Web pages. Java programs are embedded into HTML documents.

      "Load Balancing"--Distributing processing and communications activity evenly across computer systems so that no single device is overwhelmed.

      "Middleware"--Software that connects two otherwise separate software programs.

      "MPP"--Massively Parallel Processing. A type of computing that uses many separate CPUs running in parallel to execute a single program.

      "OLAP"--Online Analytical Processing. A category of software tools that provides analysis of data stored in a database.

      "Platform Partners"--MicroStrategy Platform Partners are firms which co-sell and co-market complementary technology to the same target customer base. These platform partners include IBM, Compaq, NCR, Sequent, ICL, Data General, Informatica, Oracle and Informix.

      "Pull Technology"--To request data from another program or computer. The World Wide Web is based on pull technologies where a page isn't delivered until a browser request is received.

      "Push Technology"--A technology that allows information to be delivered or "pushed" directly to a user who subscribes to it, rather than the user having to request the information. Probably the oldest and most widely used push technology is e-mail--mail is pushed (delivered) to you whether or not requested. The prime example of an Internet push technology is the PointCast Network.

      "Query Tone"--Query Tone is universal knowledge enablement--the ability of any user to ask any question at any time.

      "Remote DSS"--Remote DSS applications provide information to operational professionals throughout an enterprise regardless of their geographic location. Users may be spread across dozens, hundreds or even thousands of locations.

      "Scalable Hardware"--How well a computer's hardware system (memory, processor, disk drives, etc.) can adapt to different demands. As demands increase, scalable hardware systems provide additional capabilities in cost-effective increments with minimal impact on the unit cost of business and the procurement of additional services.

      "SMP"--Symmetric Multiprocessing. A computer architecture that provides fast performance by making multiple CPUs available to complete individual processes simultaneously (multiprocessing). SMP uses a single operating system that shares common memory and disk input/output resources.

      "SQL"--Structured Query Language (Pronounced SQL Or Sequel). A language used to create, maintain, and query relational databases. SQL uses regular English words for many of its commands, which makes it easy to use. It is often embedded within other programming languages.

      "Supply Chain DSS"--Supply Chain Decision Support Systems allow and encourage trading partners to give preferential treatment to one another in exchange for greater certainty and visibility up and down their value chains. For example, a DSS application that provides access to retail sales information would be valuable to the manufacturers who stock the shelves within each store. This information can be used to design new products, refine marketing campaigns, develop optimal pricing schemes, rationally allocate inventory and proactively schedule factory production.

      "TCP/IP"--The Transmission Control Protocol (TCP) On Top Of The Internet Protocol (IP). A transmission protocol used to transfer data between different types of computers and computer networks.

      "Terabyte"--A measure of computer data storage; approximately 1 trillion bytes (1,000,000,000,000). In comparison, a 3.5" floppy disk contains 1.44 Megabytes, approximately 1,440,000 bytes.

      "Visual Basic"--A programming language from Microsoft in which a programmer uses a graphical user interface to choose and modify pre-selected chunks of code written in the BASIC programming language.

      "WAN"--Wide Area Network. A network in which computers are connected to each other over a long distance, using telephone lines and satellite communications.

      "Year 2000 Compliant"--We use the definition for "Year 2000 Compliant" developed by the British Standards Institute. In order to be Year 2000 Compliant, each of the following four conditions must be satisfied:

      (1)No value for the current date will cause any interruption in operation;

    (2) Date-based functionality must behave consistently for dates prior to, during, and after the Year 2000;

    (3) In all interfaces and data storage, the century in any date must be specified either explicitly or by unambiguous algorithms or inferencing rules; and

    (4)The Year 2000 must be recognized as a leap year.

                           MICROSTRATEGY INCORPORATED

                    SUPPLEMENTAL CONSOLIDATED FINANCIAL DATA
                (in thousands, except share and per share data)

                            Three Months Ended          Year Ended
                                December 31,            December 31,
                           ----------------------  ----------------------
                              1997        1998      1997(1)     1998(1)
                           ----------  ----------  ----------  ----------
                                (unaudited)                  (unaudited)
Revenues:
 Product licenses......... $   13,191  $   25,245  $   36,601  $   72,721
 Product support..........      5,603      10,487      16,956      33,709
                           ----------  ----------  ----------  ----------
    Total revenues........     18,794      35,732      53,557     106,430
                           ----------  ----------  ----------  ----------
Cost of Revenues:
 Product licenses.........        454         570       1,641       2,246
 Product support..........      3,155       5,601       9,475      17,535
                           ----------  ----------  ----------  ----------
    Total cost of
     revenues.............      3,609       6,171      11,116      19,781
                           ----------  ----------  ----------  ----------
Gross profit..............     15,185      29,561      42,441      86,649
Operating expenses:
 Sales and marketing......     10,268      17,644      30,468      53,408
 Research and
  development.............      1,912       4,020       5,049      12,106
 General and
  administrative..........      2,389       3,704       6,552      11,809
                           ----------  ----------  ----------  ----------
    Total operating
     expenses.............     14,569      25,368      42,069      77,323
                           ----------  ----------  ----------  ----------
Income (loss) from
 operations...............        616       4,193         372       9,326
Interest income...........         40         345          94       1,028
Interest expense..........       (131)        (98)       (333)       (720)
Other income (expense),
 net......................         (9)         17         (12)        (14)
                           ----------  ----------  ----------  ----------
    Total other income
     (expense)............       (100)        264        (251)        294
                           ----------  ----------  ----------  ----------
Income before taxes.......        516       4,457         121       9,620
                           ----------  ----------  ----------  ----------
Income tax................         --       1,691          --       3,442
                           ----------  ----------  ----------  ----------
Net income................ $      516  $    2,766  $      121  $    6,178
                           ----------  ----------  ----------  ----------
Earnings per share
 (basic).................. $     0.02  $     0.08  $     0.00  $     0.18
                           ==========  ==========  ==========  ==========
Weighted average
 outstanding shares
 (basic).................. 29,493,873  35,633,499  29,493,873  33,492,869
                           ==========  ==========  ==========  ==========
Earnings per share
 (diluted)................ $     0.02  $     0.07  $     0.00  $     0.16
                           ==========  ==========  ==========  ==========
Weighted average
 outstanding shares
 (diluted)................ 33,934,669  40,555,540  32,362,277  38,601,389
                           ==========  ==========  ==========  ==========
Pro forma information:
Pro forma net income......                         $     (368) $    5,971
                                                   ==========  ==========
Pro forma earnings per
 share (basic)............                         $    (0.01) $     0.18
                                                   ==========  ==========
Pro forma earnings per
 share (diluted)..........                         $    (0.01) $     0.15
                                                   ==========  ==========

--------
(1) Before completing our initial public offering on June 16, 1998, we were an S corporation. As an S corporation, we were not liable for corporate income taxes. On a pro forma basis, if we had been a taxpaying entity, we would have recorded an income tax provision of approximately $489,000 and a net loss of approximately $368,000 for the year ended December 31, 1997, and would have recorded an income tax provision of approximately $3,649,000 and net income of $5,971,000 for the year ended December 31, 1998. Pro forma basic and diluted loss per share would have been $0.01 for the year ended December 31, 1997 and pro forma basic and diluted income per share would have been $0.18 and $0.15, respectively, for the year ended December 31, 1998. See Note 1 to "Notes to Consolidated Financial Statements" for the basis of computing pro forma basic and diluted net income (loss) per share.

                           MICROSTRATEGY INCORPORATED

                    SUPPLEMENTAL CONSOLIDATED FINANCIAL DATA
                                 (in thousands)

                                                               Year Ended
                                                              December 31,
                                                           --------------------
                                                            1997       1998
                                                           -------  -----------
                                                                    (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents............................... $ 3,506    $27,491
  Accounts receivable, net................................  16,085     33,054
  Prepaid expenses and other current assets...............   1,435      2,198
  Deferred tax asset......................................     --         716
                                                           -------    -------
    Total current assets..................................  21,026     63,459
                                                           -------    -------
Property and equipment, net...............................   6,891     13,773
Other longterm receivables................................     --       2,700
Deposits and other assets.................................   2,148      2,757
                                                           -------    -------
    Total assets.......................................... $30,065    $82,689
                                                           =======    =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and other..............................   9,406     11,470
  Accrued compensation and employee benefits..............   3,633      7,356
  Deferred revenue........................................   8,340     10,732
  Line-of-credit..........................................   4,508        --
  Notes payable, current portion..........................     900        --
  Dividend notes payable..................................     --       5,000
                                                           -------    -------
    Total current liabilities.............................  26,787     34,558
Notes payable, longterm portion...........................   2,658        --
Deferred revenue..........................................   1,047        746
Deferred tax liability....................................      --      1,105
                                                           -------    -------
    Total liabilities.....................................  30,492     36,409
Stockholders' (deficit) equity:
  Preferred stock; $.001 par value; 5,000 shares
   authorized; no shares issued or outstanding............     --         --
  Common stock; $.001 par value; 50,000 shares authorized;
   no and 29,494 shares issued and outstanding,
   respectively...........................................      29        --
  Class A Common Stock; $.001 par value; 100,000 shares
   authorized; 5,053 and no shares issued and outstanding,
   respectively...........................................     --           5
  Class B Common Stock; $.001 par value; 100,000 shares
   authorized; 30,633 and no shares issued and
   outstanding, respectively..............................     --          31
Additional paid-in capital................................      20     42,219
Deferred compensation.....................................     --      (2,098)
Cumulative translation adjustment.........................     158        894
Retained earnings.........................................    (634)     5,229
                                                           -------    -------
    Total Liabilities and Stockholders' Equity............ $30,065    $82,689
                                                           =======    =======

Mission: Provide Query Tone to the World's Largest Companies


Banking                                       [LOGO OF ROYAL TRUST APPEARS HERE]


Royal Trust, a private investment trust and custody subsidiary of the Royal Bank of Canada, with more than 1 million clients worldwide, is providing one-to-one marketing services by using a decision support solution based on MicroStrategy's technology. The integrated one-to-one marketing solution, deployed via the World Wide Web, enables Royal Trust's marketing and distributed sales forces in its Wealth Management Divisions to interactively analyze 200 gigabytes of customer portfolio and market information. Royal Trust believes that the new web-based DSS solution makes it possible for its personnel to more closely target and market their products and services to meet client requirements, thereby increasing customer loyalty and profitability.

Royal Trust believes that its DSS solution provides users with information that helps to identify market opportunities, identify the scope of the clients affected, and communicate with each relationship manager the impact on a specific portfolio, along with a recommended action. Expected benefits to Royal Trust may include higher response rates to marketing campaigns, enhanced customer retention, increased sales force productivity, and faster decision making capabilities.


Retail                                     [LOGO OF HALLMARK APPEARS HERE]

Hallmark, the multi-billion dollar leader in the greeting card industry, is getting closer to its customers and making more informed decisions using its point of sale data warehouse in conjunction with MicroStrategy's DSS technology. Hallmark is now able to improve decision making for determining assortments, promotions, advertising, inventory management, pricing, and product development.

Hallmark believes its DSS Solution provides users with reports of actionable trends by the end of the business day, resulting in cost savings, more efficient production, and promotion decision processes. Over 200 Hallmark managers and analysts now have the ability to better understand sales trends and customer purchase patterns by analyzing 200 gigabytes of transaction-level data and item-level data on over 40,000 products and 18,000 retail stores.

Using MicroStrategy's technology to retrieve data from the warehouse, Hallmark believes that it has reduced product development and merchandising time, enabled evaluation of promotional programs, reduced in-store testing time, and improved inventory and planning for individual stores. The application has increased the efficiency of the decision making process, affecting total product performance, product selection, and inventory management for individual stores or clusters of stores.

Pharmaceutical                             [LOGO OF GLAXO WELLCOME APPEARS HERE]

Glaxo Wellcome, a research-based pharmaceutical manufacturer, has developed a strategic analysis application for its data warehouse that projects product demand and availability to reduce the risk that life preserving pharmaceutical products are not available to customers. Glaxo Wellcome believes that its DSS solution provides analyses of sales, inventory, and prescription data for drugs manufactured by Glaxo Wellcome by analyzing the distribution cycle of pharmaceutical drugs, along with historical market data.

Using MicroStrategy's technology, Glaxo Wellcome can project increased demand, respond more efficiently to consumer requirements, and maximize the efficiency of the supply chain. In addition to helping Glaxo Wellcome, Inc. project market demand for their products, Glaxo Wellcome believes that a number of other benefits are associated with this business-critical pharmaceutical application. By improving inventory management, the DSS solution is helping Glaxo Wellcome streamline the business process, and control expenses. MicroStrategy's products have also enhanced reporting processes: monthly reports are now fully automated, can be produced and distributed within hours, are easy to understand, and provide additional analytical capabilities to users.

Telecommunications                           [LOGO OF MCI WORLDCOM APPEARS HERE]

MCI WorldCom, a pioneer of diversified communications and one of the world's largest long distance providers, needs to provide users with the correct information in order to operate their businesses in an efficient manner.
MCI WorldCom collects and summarizes information on millions of customers and billion of calls. The system "Data$martMCI" is growing at the rate of almost half a terabyte a year. Easy access to this data is the key to the system's success. It is expected that the system will be handling thousands of queries every day.

In the near future, MCI WorldCom's Business Markets Finance Unit expects that as many as 10,000 of its employees will be using a MicroStrategy-built DSS solution to access several terabytes of data to answer highly detailed questions on every aspect of its business. Using MicroStrategy's technology, MCI WorldCom's Business Markets Finance Unit expects that its field sales staff will be able to review their customers' phone usage patterns, accountants will be able to view performance trends over time, and financial analysts will be able to more accurately project the profitability of potential customers. In addition to projected cost savings, MCI WorldCom's Business Markets Finance Unit believes that MicroStrategy's products have resulted in significant cost savings during the project's pilot stage.

Query Tone represents the ability, where appropriate, of any user to receive the answer to any question, any time, anywhere from the proper data warehouse.

                     [LOGO OF MICROSTRATEGY(R) APPEARS HERE]

                        [GRAPHIC ARTWORK APPEARS HERE]


Data Warehouse     Department          Enterprise               Supply/Chain               Commercial            Consumer

                   Department          Enterprise Data
                   Data Mart/DSS       Warehouse/DSS            Supply Chain DSS           Commercial DSS        Consumer DSS
Typical User       VP of Marketing     Regional Sales Manager   Vendor Account Executive   Small Business Owner  Mom

Typical            How effective was   Which are the bottom     Which items had more       Where are my new      My child needs
Question           last week's $10     10 stores by sales?      than 3 stock-outs          customers coming      surgery, which
                   million promotion   Show me unprofitable     during the last year       from? How loyal are   hospital, doctor,
                   campaign?           departments within       for my largest             they? What are their  HMO should I use?
                                       each.                    customer?                  demographic &         How does our bank
                                                                                           psychographic         account fluctuate
                                                                                           profiles?             during December?
Potential

Users per
Database*          50 - 500            500 - 5,000              50,000                     500,000               5,000,000

Global Users*      5,000,000           50,000,000               100,000,000                250,000,000           1,000,000,000

*The above potential user counts are for illustrative purposes only and do not represent actual market size estimates.

                                                     VICTORIA'S
Apparel                                                SECRET

Victoria's Secret Stores, a leading provider of women's lingerie and accessories, developed a data warehouse and intranet application to streamline its supply chain and maintain optimal inventory per store. The data warehouse contains detailed sales and inventory information for each item in each store for three seasons, which amounts to approximately 150 gigabytes of data. Using MicroStrategy's technology, Victoria's Secret Stores is able to deliver a set of merchandising best practices to hundreds of its merchandisers, individual store managers, and associates, providing them with a consistent methodology to follow when making decisions about product pricing, promotion, and inventory.

This DSS solution enables Victoria's Secret Stores to provide its customers with an optional selection of styles, colors and size combinations at its shops--with little or no increase in inventory costs. Victoria's Secret Stores estimates that it has the potential to significantly reduce markdown expenses by varying promotions and allocating inventory based on the geographic buying patterns it has found through the MicroStrategy-based application.

Healthcare                                       [LOGO OF PREMIER APPEARS HERE]

Premier Inc., the largest hospital alliance in the United States, is using MicroStrategy's DSS technology to enable its 1,800 member hospitals to make more cost-effective decisions and improve market position. Market Vantage, an innovative Query Tone application for healthcare, provides subscribers with information from the National Database of all Medicare Discharges and All-Payor Data from 28 states, which in the aggregate contain more than 11 million records in a 50-gigabyte data warehouse. Member hospitals subscribe to Market Vantage to evaluate hospital efficiency, market share, quality of care, patient demographics, physician profiles, and a variety of competitive positioning questions.

Premier believes that it will generate substantial revenue by commercializing its data. By offering services that project the future volume of procedures required by certain communities, Premier is able to more accurately identify the long-term cost savings and value associated with mergers of community hospitals. Premier also provides hospitals with assessments that pinpoint opportunities for cost reduction. Using MicroStrategy's technology, Premier believes that it will make a positive impact in the healthcare industry by providing hospitals with the information they require to determine procedures that can be performed at a lower cost without sacrificing the quality of care.

Manufacturing/Industrial      [Logo of Lexmark Appears Here]

Lexmark International, a global developer, manufacturer and supplier of printing solutions and products, has implemented a MicroStrategy-based Retail Management System application that provides reliable, accurate, and timely information on sales performance and inventory levels. Lexmark leverages this business information to strengthen its strategic planning and decision-making processes and improve the data flow between Lexmark and the thousands of retail partner outlets that carry and sell its products.

Using MicroStrategy's DSS technology, Lexmark buyers, financial analysts, marketing analysts, regional managers, merchandisers, and field sales representatives worldwide may now analyze sales and inventory data in a timely manner. With quick and easy access to this information, Lexmark has identified sales opportunities, cut operating costs, improved supply chain management, and increased profitability. For example, merchandisers are able to effectively manage inventory levels at any given retail outlet, eliminating some of the costs associated with having excess inventory or insufficient product to meet demand. Furthermore, sales representatives can now obtain a clear understanding of consumer demand, determine how well their particular region is performing, and identify the most or least popular selling Lexmark item.

Media/Market Research                        [LOGO OF ESPN/CHILTON APPEARS HERE]

ESPN, the leading cable television sports network, and Chilton Research Services, one of America's top market research and consulting firms, have formed a joint venture to offer Sports Poll Interactive, the first web-based data warehouse subscription service for sports marketers. Powered by MicroStrategy's DSS Web, Sports Poll Interactive guides major marketing decisions by allowing advertisers, event sponsors, media outlets, and sports associations to purchase information on the behaviors, perceptions, interests, and demographics of sports fans across the United States.

ESPN/CHILTON believes that this powerful e-commerce solution will enable it to increase the number of organizations it can serve, significantly reduce the need for ESPN/CHILTON to hire additional staff to field customer requests and reduce printing and distribution costs associated with using paper reports. For example, for the first time companies can log onto the Internet to gauge whether hockey is more popular than baseball in Los Angeles and which pro athlete it should secure to endorse its next product. This Query Tone application enables organizations to make more effective marketing and organizational decisions.

Information Like Water(TM)

MicroStrategy's Services

        FINANCE   HEALTH CARE   RETAIL   TELCO   MEDIA   MANUFACTURING


          Data Warehouse/Decision Support Best Practices Methodology

        ===============================================================

                           MicroStrategy University

                DSS Training     DSS Consulting    DSS Support

Off-Site     On-Site          Partner        Production       Sales         Channels         Field         Tele          VTG
Training     Training      Certification     Consulting     Consulting     Consulting     Engineering     Support     Technologies

Knowledge Transfer                   Implementation                  Maintenance


DSS Training includes classes for beginner, intermediate, and advanced DSS users, DSS developers, and Data Warehouse modelers. These classes are taught at many fixed locations throughout the US and Europe, as well as on customer sites. For our Channel Partners, we also offer Certification Courses which are more challenging and empowering. Thousands of DSS professionals have attended these classes, which range in duration from one day to three weeks.


DSS Consulting includes one group dedicated to helping our customers achieve production success with their DSS applications, another group focused upon sales support, prototyping, and pilot applications development, and a third group that is especially dedicated to helping our VAR and SI partners overcome those challenges unique to building and deploying successful industry specific DSS applications. MicroStrategy consulting provides the expertise necessary to support all major phases of the Data Warehouse and Decision Support lifecycle.


DSS Support consists of traditional telephone support services, augmented by field engineers able to travel onsite on less than one day's notice, as well as relational database specific, very large database experts capable of working directly with either customers or platform vendors to optimize the performance of key high-end configurations. MicroStrategy support engineers undergo the same rigorous training that is required of consultants who work in the field. Their expertise allows us to offer the mission critical support and deployment security that is expected by the world's largest organizations.

MicroStrategy University consists of compulsory "bootcamps" for most Technical (6 weeks) and Sales & Marketing (4 weeks) professionals. These are followed by continuing professional development courses for veteran employees (at least 2 weeks/year).

For one week each year, the firm is converted into the world's largest DSS/DW campus, with dozens of courses being taught to 85% of the firm's employees by the most experienced 5% of our professional staff. This annual exercise results in the creation of thousands of pages of fresh, recently updated courseware (Expert Content) on topics such as Vertical Applications, DW Modeling & Tuning Methods, Optimization Strategies for Various RDBMS Platforms, DSS Design Techniques, Consulting, and Methodology. This Expert Content is then used to upgrade & revitalize our operational Education, Consulting, and Support programs.

MicroStrategy draws Data Warehouse / Decision Support Best Practice Methodology from its first hand experience implementing large-scale DW projects across all major RDBMS platforms and industries. These engagements provide invaluable primary knowledge of the current state of DSS technology. With in-excess-of 650 customers across data rich industries such as finance, health care, retail, telecommunications, media, and manufacturing, we have had the opportunity to gather "real world" knowledge that is nearly impossible to duplicate in a laboratory.

[LOGO OF MICROSTRATEGY APPEARS HERE]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses Of Issuance And Distribution

      The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Class A Common Stock being registered hereby. All of the amounts shown are estimates except for the Commission registration fee, NASD filing fee, and Nasdaq National Market Listing Fees.

     Commission Registration Fee...................................... $ 39,324
     NASD Filing Fee..................................................   14,645
     Nasdaq National Market Listing Fees..............................   17,500
     Accounting Fees and Expenses.....................................  100,000
     Blue Sky Fees and Expenses.......................................    5,000
     Legal Fees and Expenses..........................................  200,000
     Printing and Engraving Expenses..................................  200,000
     Transfer Agent Fees..............................................    5,000
     Miscellaneous Expenses...........................................   18,531
                                                                       --------
        Total......................................................... $600,000
                                                                       ========

Item 14. Indemnification Of Directors And Officers

      Section 145 of the General Corporation Law of the State of Delaware ("Section 145") permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

      In the case of an action by or in the right of the corporation, Section 145 permits the corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the corporation. No indemnification may be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

      To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding two paragraphs, Section 145 requires that such person be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

      Section 145 provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145.

      The Company's Certificate provides that an officer or director of the Company will not be personally liable to the Company or its stockholders for monetary damages for any breach of his fiduciary duty as an officer or director, except in certain cases where liability is mandated by the DGCL. The provision has no effect on any non-monetary remedies that may be available to the Company or its stockholders, nor does it relieve the Company or its officers or directors from compliance with federal or state securities laws. The Certificate also generally provides that the Company shall indemnify, to the fullest extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding (each, a "Proceeding") by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another entity, against expenses incurred by him in connection with such Proceeding. An officer or director shall not be entitled to indemnification by the Company if (1) the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, or (2) with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his conduct was unlawful.

      The Underwriting Agreement previously filed as Exhibit 1.1 provides for indemnification of the directors, certain officers and controlling persons of the Company by the Underwriters against certain civil liabilities, including liabilities under the Securities Act.

Item 15. Recent Sales Of Unregistered Securities

      The following transactions reflect the issuance during the previous three years of securities not registered under the Securities Act:

      1. At various times during the period from March 31, 1996 through June 10, 1998, the Company has granted to employees and directors options to purchase an aggregate of 5,998,603 shares of Common Stock with exercise prices ranging from $0.50 to $12.00.

      2. On February 28, 1995, the Company issued 1,327,224.32 shares of Common Stock for an aggregate purchase price of $142,152.75 to four employees of the Company. The purchase price for the Common Stock was to be paid in four cash installments, the first due on the date of issuance and the remaining payments due on December 31 of each year over the next three-year period.

      3. On March 23, 1995, the Company issued 294,938.72 shares of the Common Stock for a purchase price of $31,589.50 to an employee of the Company. The purchase price for the Common Stock was to be paid in four cash installments, the first due on the date of issuance and the remaining payments due on December 31 of each year over the next three-year period.

      4. On March 29, 1995, the Company issued 44,240.80 shares of the Common Stock for a purchase price of $4,738.42 to an employee of the Company. The purchase price for the Common Stock was to be paid in four cash installments, the first due on the date of issuance and the remaining payments due on December 31 of each year over the next three-year period.

      5. On January 10, 1996, the Company issued 147,469.44 shares of the Common Stock for a purchase price of $15,794.75 to an employee of the Company. The purchase price for the Common Stock was to be paid in three cash installments, the first due on the date of issuance and the remaining payments due on December 31 of each year over the next two-year period.

      6. Effective January 1, 1998, the Company issued a total of 1,401,641 shares of Common Stock to Messrs. Saylor and Bansal in exchange for their interests in certain of the Company's international subsidiaries.

      All of the shares of Common Stock described in paragraphs 2 through 6 above were changed and converted into shares of Class A Common Stock and exchanged for an identical number of shares of Class B Common Stock prior to consummation of the initial public offering. The issuances of the securities described above were made in reliance on one or more of the exemptions from registration under the Securities Act, including those provided for by Section 4(2) and Rule 701 thereunder. The purchasers of these securities represented that they had adequate access, through their employment with the Company, to information about the Company.

Item 16. Exhibits And Financial Statement Schedules

      (a)Exhibits

 Exhibit
 Number  Description
 ------- -----------
   1.1   Form of Underwriting Agreement.
   3.1   Certificate of Incorporation, as amended, of the Company.**
   3.2   Bylaws of the Company.**
   4.1   Form of Certificate of Class A Common Stock of the Company.**
   5.1   Opinion of Latham & Watkins.
  10.1   Stock Purchase Agreement dated September 8, 1991 between the Company and Sanju K. Bansal.**
  10.2   Stock Purchase Agreement dated October 11, 1992 between the Company and Charles A. Veley.**
  10.3   Stock Purchase Agreement dated February 28, 1995 between the Company and Eduardo S. Sanchez.**
  10.4   Stock Purchase Agreement dated February 28, 1995 between the Company and Stephen S. Trundle.**
  10.5   1996 Stock Plan (as amended) of the Company.***
  10.6   1997 Director Option Plan of the Company.**
  10.7   Standard Office Lease between Tycon Tower I Investment Limited
         Partnership and the Company dated May 30, 1997.**
  10.8   Sublease Agreement between Capital One Services, Inc. and the Company dated August 28, 1997.**
         Sublease between Arthur Andersen LLP and the Company dated June 6,
  10.9   1996.**
         Sublease between Landmark Systems Corporation and the Company dated
 10.10   July 28, 1994.**
 10.11   Business Loan/Security Agreement between the Company and NationsBank,
         N.A., dated December 10, 1996.**
 10.12   Modification of Business Loan/Security Agreement between the Company and NationsBank, N.A. dated November 20, 1997.**
 10.13   Lease Agreement between Prentiss Properties Acquisition Partners, L.P.
         and the Company dated August 14, 1998.****
 10.14   Modification of Business Loan/Security Agreement between the Company and NationsBank, N.A. dated September 25, 1998.*
 10.15   Commitment Letter to the Company from NationsBank, N.A. dated January
         29, 1999.*
  21.1   Subsidiaries of the Company.**
  23.1   Consent of PricewaterhouseCoopers LLP.

 Exhibit
 Number  Description
 ------- -----------
 23.2    Consent of Latham & Watkins (included in Exhibit 5.1).
 24.1    Power of Attorney.*
 27.1    Financial Data Schedule.*

--------
    * Previously filed and unchanged.

   ** Filed as the identically numbered exhibit with the Company's Registration
      Statement on Form S-1 (Registration No. 333-49899) and incorporated by reference herein.

  *** Filed as Exhibit 10.1 with the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (File No. 000-24435), and incorporated by reference herein.

 **** Filed as Exhibit 10.2 with the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (File No. 000-24435), and incorporated by reference herein.

      (b)Financial Statement Schedules

      The following schedule to the Financial Statements of the Company and its subsidiaries is included in this Registration Statement:

     Schedule   Description
     --------   -----------
        I       Valuation and Qualifying Accounts and Reserves

Item 17. Undertakings

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

      (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such new securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, MicroStrategy Incorporated has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vienna, Virginia on February 10, 1999.

                                           MicroStrategy Incorporated

                                                       /s/ Mark S. Lynch
                                              By: -----------------------------
                                                         Mark S. Lynch
                                                  Vice President, Finance and
                                                    Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             Name                           Title                    Date

              *                 Chairman of the Board, Chief
------------------------------   Executive Officer and           February 10,
      Michael J. Saylor          President (Principal Executive   1999
                                 Officer)

              *                 Executive Vice President, Chief
------------------------------   Operating Officer and Director  February 10,
       Sanju K. Bansal                                            1999

      /s/ Mark S. Lynch         Vice President, Finance and
------------------------------   Chief Financial Officer         February 10,
        Mark S. Lynch            (Principal Financial and         1999
                                 Accounting Officer)

              *                 Director
------------------------------                                   February 10,
       Frank A. Ingari                                            1999

              *                 Director
------------------------------                                   February 10,
      Ralph S. Terkowitz                                          1999

              *                 Director
------------------------------                                   February 10,
     Jonathan J. Ledecky                                          1999

* By: /s/ Mark S. Lynch
  -------------------------
        Mark S. Lynch
       Attorney-in-Fact

                               INDEX TO EXHIBITS

 Exhibit
 Number  Description                                                       Page
 ------- -----------                                                       ----
   1.1   Form of Underwriting Agreement.
   3.1   Certificate of Incorporation, as amended, of the Company.**
   3.2   Bylaws of the Company.**
   4.1   Form of Certificate of Class A Common Stock of the Company.**
   5.1   Opinion of Latham & Watkins.
  10.1   Stock Purchase Agreement dated September 8, 1991 between the
         Company and Sanju K. Bansal.**
  10.2   Stock Purchase Agreement dated October 11, 1992 between the
         Company and Charles A. Veley.**
  10.3   Stock Purchase Agreement dated February 28, 1995 between the
         Company and Eduardo S. Sanchez.**
  10.4   Stock Purchase Agreement dated February 28, 1995 between the
         Company and Stephen S. Trundle.**
  10.5   1996 Stock Plan (as amended) of the Company.***
  10.6   1997 Director Option Plan of the Company.**
  10.7   Standard Office Lease between Tycon Tower I Investment Limited
         Partnership and the Company dated May 30, 1997.**
  10.8   Sublease Agreement between Capital One Services, Inc. and the
         Company dated August 28, 1997.**
         Sublease between Arthur Andersen LLP and the Company dated June
  10.9   6, 1996.**
 10.10   Sublease between Landmark Systems Corporation and the Company dated July 28, 1994.**
 10.11   Business Loan/Security Agreement between the Company and
         NationsBank, N.A., dated December 10, 1996.**
 10.12   Modification of Business Loan/Security Agreement between the
         Company and NationsBank, N.A. dated November 20, 1997.**
 10.13   Lease Agreement between Prentiss Properties Acquisition
         Partners, L.P. and the Company dated August 14, 1998.****
 10.14   Modification of Business Loan/Security Agreement between the
         Company and NationsBank, N.A. dated September 25, 1998.*
 10.15   Commitment Letter to the Company from NationsBank, N.A. dated
         January 29, 1999.*
  21.1   Subsidiaries of the Company.**
  23.1   Consent of PricewaterhouseCoopers LLP.
  23.2   Consent of Latham & Watkins (included in Exhibit 5.1).
  24.1   Power of Attorney.*
  27.1   Financial Data Schedule.*

--------
    * Previously filed and unchanged.
   ** Filed as the identically numbered exhibit with the Company's Registration
      Statement on Form S-1 (Registration No. 333-49899) and incorporated by reference herein.

  *** Filed as Exhibit 10.1 with the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (File No. 000-24435), and incorporated by reference herein.

 **** Filed as Exhibit 10.2 with the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (File No. 000-24435), and incorporated by reference herein.